Exhibit 99.3

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 1

FINANCIAL RESULTS

Consolidated Financial Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Toronto-Dominion Bank and its subsidiaries (the "Bank") is responsible for the integrity, consistency, objectivity, and reliability of the Consolidated Financial Statements of the Bank and related financial information as presented. International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as the requirements of the Bank Act (Canada), and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.

The Bank's accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate, and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.

Management has assessed the effectiveness of the Bank's internal control over financial reporting as at October 31, 2018, using the framework found in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 Framework. Based upon this assessment, management has concluded that as at October 31, 2018, the Bank's internal control over financial reporting is effective.

The Bank's Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management's responsibilities for financial reporting. The Audit Committee reviews the Consolidated Financial Statements and recommends them to the Board for approval. Other responsibilities of the Audit Committee include monitoring the Bank's system of internal control over the financial reporting process and making recommendations to the Board and shareholders regarding the appointment of the external auditor.

The Bank's Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.

The Office of the Superintendent of Financial Institutions Canada, makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in sound financial condition.

Ernst & Young LLP, the independent auditors appointed by the shareholders of the Bank, have audited the effectiveness of the Bank's internal control over financial reporting as at October 31, 2018, in addition to auditing the Bank's Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on the following pages of the Consolidated Financial Statements. Ernst & Young LLP have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

Bharat B. Masrani	Riaz Ahmed
Group President and	Group Head and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada

November 28, 2018

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of The Toronto-Dominion Bank

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of The Toronto-Dominion Bank ("TD"), which comprise the Consolidated Balance Sheet as at October 31, 2018 and 2017, the Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for each of the years in the three-year period ended October 31, 2018, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of TD as at October 31, 2018 and October 31, 2017, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2018, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Adoption of IFRS 9

As discussed in Note 2 to the consolidated financial statements, TD changed its method of accounting for the classification and measurement of financial instruments in 2018 due to the adoption of IFRS 9, Financial Instruments. Our opinion is not qualified with respect to this matter.

Report on Internal Control over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), TD's internal control over financial reporting as of October 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 28, 2018, expressed an unqualified opinion on the effectiveness of TD's internal control over financial reporting.

Basis for Opinion

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to TD in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to TD's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as TD's sole auditor since 2006. Prior to 2006, we or our predecessor firm have served as joint auditor with various other firms since 1955.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

November 28, 2018

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of The Toronto-Dominion Bank

Opinion on Internal Control over Financial Reporting

We have audited The Toronto-Dominion Bank's ("TD") internal control over financial reporting as of October 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, TD maintained, in all material respects, effective internal control over financial reporting as of October 31, 2018, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Consolidated Balance Sheet of TD as at October 31, 2018 and 2017, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for each of the years in the three-year period ended October 31, 2018, and the related notes, comprising a summary of significant accounting policies and other explanatory information and our report dated November 28, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

TD's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting contained in the accompanying Management's Discussion and Analysis. Our responsibility is to express an opinion on TD's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to TD in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

November 28, 2018

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 4

Consolidated Balance Sheet

(As at and in millions of Canadian dollars)	October 31, 2018	October 31, 2017
ASSETS
Cash and due from banks	$4,735	$3,971
Interest-bearing deposits with banks	30,720	51,185
	35,455	55,156
Trading loans, securities, and other (Notes 5, 7)	127,897	103,918
Non-trading financial assets at fair value through profit or loss (Note 5)	4,015	n/a [1]
Derivatives (Notes 5, 11)	56,996	56,195
Financial assets designated at fair value through profit or loss (Note 5)	3,618	4,032
Financial assets at fair value through other comprehensive income (Notes 5, 7, 8)	130,600	n/a
Available-for-sale securities (Notes 5, 7)	n/a	146,411
	323,126	310,556
Debt securities at amortized cost, net of allowance for credit losses (Note 7)	107,171	n/a
Held-to-maturity securities (Note 7)	n/a	71,363
Securities purchased under reverse repurchase agreements	127,379	134,429
Loans (Note 8)
Residential mortgages	225,191	222,079
Consumer instalment and other personal	172,079	157,101
Credit card	35,018	33,007
Business and government	217,654	200,978
Debt securities classified as loans	n/a	3,209
	649,942	616,374
Allowance for loan losses (Note 8)	(3,549)	(3,783)
Loans, net of allowance for loan losses	646,393	612,591
Other
Customers' liability under acceptances	17,267	17,297
Investment in TD Ameritrade (Note 12)	8,445	7,784
Goodwill (Note 14)	16,536	16,156
Other intangibles (Note 14)	2,459	2,618
Land, buildings, equipment, and other depreciable assets (Note 15)	5,324	5,313
Deferred tax assets (Note 25)	2,812	2,497
Amounts receivable from brokers, dealers, and clients	26,940	29,971
Other assets (Note 16)	15,596	13,264
	95,379	94,900
Total assets	$1,334,903	$1,278,995

LIABILITIES
Trading deposits (Notes 5, 17)	$114,704	$79,940
Derivatives (Notes 5, 11)	48,270	51,214
Securitization liabilities at fair value (Notes 5, 9)	12,618	12,757
	175,592	143,911
Deposits (Note 17)
Personal	477,644	468,155
Banks	16,712	25,887
Business and government	357,083	338,782
	851,439	832,824
Other
Acceptances	17,269	17,297
Obligations related to securities sold short (Note 5)	39,478	35,482
Obligations related to securities sold under repurchase agreements (Note 5)	93,389	88,591
Securitization liabilities at amortized cost (Note 9)	14,683	16,076
Amounts payable to brokers, dealers, and clients	28,385	32,851
Insurance-related liabilities (Note 22)	6,698	6,775
Other liabilities (Note 18)	19,190	20,470
	219,092	217,542
Subordinated notes and debentures (Note 19)	8,740	9,528
Total liabilities	1,254,863	1,203,805

EQUITY
Shareholders' Equity
Common shares (Note 21)	21,221	20,931
Preferred shares (Note 21)	5,000	4,750
Treasury shares – common (Note 21)	(144)	(176)
Treasury shares – preferred (Note 21)	(7)	(7)
Contributed surplus	193	214
Retained earnings	46,145	40,489
Accumulated other comprehensive income (loss)	6,639	8,006
	79,047	74,207
Non-controlling interests in subsidiaries (Note 21)	993	983
Total equity	80,040	75,190
Total liabilities and equity	$1,334,903	$1,278,995

1 Not applicable.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

Bharat B. Masrani	Alan N. MacGibbon
Group President and Chief Executive Officer	Chair, Audit Committee

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 5

Consolidated Statement of Income

(millions of Canadian dollars, except as noted)	For the years ended October 31
	2018	2017	2016
Interest income[1]
Loans	$27,790	$23,663	$21,751
Securities
Interest	6,685	4,595	3,672
Dividends	1,234	1,128	912
Deposits with banks	713	446	225
	36,422	29,832	26,560
Interest expense (Note 30)
Deposits	10,489	6,615	4,758
Securitization liabilities	586	472	452
Subordinated notes and debentures	337	391	395
Other	2,771	1,507	1,032
	14,183	8,985	6,637
Net interest income	22,239	20,847	19,923
Non-interest income
Investment and securities services	4,656	4,459	4,143
Credit fees	1,210	1,130	1,048
Net securities gain (loss) (Note 7)	111	128	54
Trading income (loss)	1,052	303	395
Income (loss) from non-trading financial instruments at fair value through profit or loss	48	n/a	n/a
Income (loss) from financial instruments designated at fair value through profit or loss	(170)	(254)	(20)
Service charges	2,716	2,648	2,571
Card services	2,376	2,388	2,313
Insurance revenue (Note 22)	4,045	3,760	3,796
Other income (loss)	551	740	92
	16,595	15,302	14,392
Total revenue	38,834	36,149	34,315
Provision for credit losses (Note 8)	2,480	2,216	2,330
Insurance claims and related expenses (Note 22)	2,444	2,246	2,462
Non-interest expenses
Salaries and employee benefits (Note 24)	10,377	10,018	9,298
Occupancy, including depreciation	1,765	1,794	1,825
Equipment, including depreciation	1,073	992	944
Amortization of other intangibles	815	704	708
Marketing and business development	803	726	743
Restructuring charges (recovery)	73	2	(18)
Brokerage-related fees	306	314	316
Professional and advisory services	1,247	1,165	1,232
Other	3,678	3,651	3,829
	20,137	19,366	18,877
Income before income taxes and equity in net income of an investment in TD Ameritrade	13,773	12,321	10,646
Provision for (recovery of) income taxes (Note 25)	3,182	2,253	2,143
Equity in net income of an investment in TD Ameritrade (Note 12)	743	449	433
Net income	11,334	10,517	8,936
Preferred dividends	214	193	141
Net income available to common shareholders and non-controlling interests in subsidiaries	$11,120	$10,324	$8,795
Attributable to:
Common shareholders	$11,048	$10,203	$8,680
Non-controlling interests in subsidiaries	72	121	115
Earnings per share (Canadian dollars) (Note 26)
Basic	$6.02	$5.51	$4.68
Diluted	6.01	5.50	4.67
Dividends per common share (Canadian dollars)	2.61	2.35	2.16

1 Includes $30,639 million, for the year ended October 31, 2018, which has been calculated based on the effective interest rate method (EIRM). Refer to Note 30.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 6

Consolidated Statement of Comprehensive Income1

(millions of Canadian dollars)	For the years ended October 31
	2018	2017	2016
Net income	$11,334	$10,517	$8,936
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Net change in unrealized gains (losses) on financial assets at fair value through other comprehensive income (available-for-sale securities under IAS 392)
Change in unrealized gains (losses) on available-for-sale securities	n/a	467	274
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	(261)	n/a	n/a
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities	n/a	(143)	(56)
Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	(22)	n/a	n/a
Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	(1)	n/a	n/a
	(284)	324	218
Net change in unrealized foreign currency translation gains (losses) on Investments in foreign operations, net of hedging activities
Unrealized gains (losses) on investments in foreign operations	1,323	(2,534)	1,290
Reclassification to earnings of net losses (gains) on investment in foreign operations	–	(17)	–
Net gains (losses) on hedges of investments in foreign operations	(288)	659	34
Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations	–	4	–
	1,035	(1,888)	1,324
Net change in gains (losses) on derivatives designated as cash flow hedges
Change in gains (losses) on derivatives designated as cash flow hedges	(1,624)	(1,454)	835
Reclassification to earnings of losses (gains) on cash flow hedges	(455)	(810)	(752)
	(2,079)	(2,264)	83
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans	622	325	(882)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	38	n/a	n/a
Total other comprehensive income (loss), net of income taxes	(668)	(3,503)	743
Total comprehensive income (loss), net of income taxes	$10,666	$7,014	$9,679
Attributable to:
Common shareholders	$10,380	$6,700	$9,423
Preferred shareholders	214	193	141
Non-controlling interests in subsidiaries	72	121	115

1 The amounts are net of income tax provisions (recoveries) presented in the following table.

2 IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

Income Tax Provisions (Recoveries) in the Consolidated Statement of Comprehensive Income
(millions of Canadian dollars)		For the years ended October 31
		2018	2017	2016
Change in unrealized gains (losses) on available-for-sale securities	$	n/a	$150	$125
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income		(139)	n/a	n/a
Less: Reclassification to earnings of net losses (gains) in respect of available-for-sale securities		n/a	(36)	32
Less: Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income		13	n/a	n/a
Less: Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income		–	n/a	n/a
Unrealized gains (losses) on investments in foreign operations		–	–	–
Less: Reclassification to earnings of net losses (gains) on investment in foreign operations		–	–	–
Net gains (losses) on hedges of investments in foreign operations		(104)	237	9
Less: Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations		–	(1)	–
Change in gains (losses) on derivatives designated as cash flow hedges		(473)	(789)	599
Less: Reclassification to earnings of losses (gains) on cash flow hedges		283	258	533
Actuarial gains (losses) on employee benefit plans		243	129	(340)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income		20	n/a	n/a
Total income taxes		$(749)	$(494)	$(172)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 7

Consolidated Statement of Changes in Equity

(millions of Canadian dollars)	For the years ended October 31
	2018	2017	2016
Common shares (Note 21)
Balance at beginning of year	$20,931	$20,711	$20,294
Proceeds from shares issued on exercise of stock options	152	148	186
Shares issued as a result of dividend reinvestment plan	366	329	335
Purchase of shares for cancellation	(228)	(257)	(104)
Balance at end of year	21,221	20,931	20,711
Preferred shares (Note 21)
Balance at beginning of year	4,750	4,400	2,700
Issue of shares	750	350	1,700
Redemption of shares	(500)	–	–
Balance at end of year	5,000	4,750	4,400
Treasury shares – common (Note 21)
Balance at beginning of year	(176)	(31)	(49)
Purchase of shares	(8,295)	(9,654)	(5,769)
Sale of shares	8,327	9,509	5,787
Balance at end of year	(144)	(176)	(31)
Treasury shares – preferred (Note 21)
Balance at beginning of year	(7)	(5)	(3)
Purchase of shares	(129)	(175)	(115)
Sale of shares	129	173	113
Balance at end of year	(7)	(7)	(5)
Contributed surplus
Balance at beginning of year	214	203	214
Net premium (discount) on sale of treasury shares	(2)	23	26
Issuance of stock options, net of options exercised (Note 23)	(12)	(8)	(28)
Other	(7)	(4)	(9)
Balance at end of year	193	214	203
Retained earnings
Balance at beginning of year	40,489	35,452	32,053
Impact on adoption of IFRS 9[1]	53	n/a	n/a
Net income attributable to shareholders	11,262	10,396	8,821
Common dividends	(4,786)	(4,347)	(4,002)
Preferred dividends	(214)	(193)	(141)
Share issue expenses and others	(10)	(4)	(14)
Net premium on repurchase of common shares and redemption of preferred shares	(1,273)	(1,140)	(383)
Actuarial gains (losses) on employee benefit plans	622	325	(882)
Realized gains (losses) on equity securities designated at fair value through other comprehensive income	2	n/a	n/a
Balance at end of year	46,145	40,489	35,452
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt securities at fair value through other comprehensive income:
Balance at beginning of year	510	n/a	n/a
Impact on adoption of IFRS 9	19	n/a	n/a
Other comprehensive income (loss)	(283)	n/a	n/a
Allowance for credit losses	(1)	n/a	n/a
Balance at end of year	245	n/a	n/a
Net unrealized gain (loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of year	113	n/a	n/a
Impact on adoption of IFRS 9	(96)	n/a	n/a
Other comprehensive income (loss)	40	n/a	n/a
Reclassification of loss (gain) to retained earnings	(2)	n/a	n/a
Balance at end of year	55	n/a	n/a
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of year	n/a	299	81
Other comprehensive income (loss)	n/a	324	218
Balance at end of year	n/a	623	299
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of year	7,791	9,679	8,355
Other comprehensive income (loss)	1,035	(1,888)	1,324
Balance at end of year	8,826	7,791	9,679
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of year	(408)	1,856	1,773
Other comprehensive income (loss)	(2,079)	(2,264)	83
Balance at end of year	(2,487)	(408)	1,856
Total accumulated other comprehensive income	6,639	8,006	11,834
Total shareholders' equity	79,047	74,207	72,564
Non-controlling interests in subsidiaries (Note 21)
Balance at beginning of year	983	1,650	1,610
Net income attributable to non-controlling interests in subsidiaries	72	121	115
Redemption of REIT preferred shares	–	(617)	–
Other	(62)	(171)	(75)
Balance at end of year	993	983	1,650
Total equity	$80,040	$75,190	$74,214

1 IFRS 9, Financial Instruments (IFRS 9).

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 8

Consolidated Statement of Cash Flows

(millions of Canadian dollars)	For the years ended October 31
	2018	2017	2016
Cash flows from (used in) operating activities
Net income before income taxes, including equity in net income of an investment in TD Ameritrade	$14,516	$12,770	$11,079
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 8)	2,480	2,216	2,330
Depreciation (Note 15)	576	603	629
Amortization of other intangibles	815	704	708
Net securities losses (gains) (Note 7)	(111)	(128)	(54)
Equity in net income of an investment in TD Ameritrade (Note 12)	(743)	(449)	(433)
Dilution gain (Note 12)	–	(204)	–
Deferred taxes (Note 25)	385	175	103
Changes in operating assets and liabilities
Interest receivable and payable (Notes 16, 18)	(104)	(283)	7
Securities sold under repurchase agreements	4,798	39,618	(18,183)
Securities purchased (sold) under reverse repurchase agreements	7,050	(48,377)	11,312
Securities sold short	3,996	2,367	(5,688)
Trading loans and securities	(24,065)	(4,661)	(4,100)
Loans net of securitization and sales	(45,620)	(22,332)	(44,158)
Deposits	53,379	40,150	81,885
Derivatives	(3,745)	1,836	5,403
Non-trading financial assets at fair value through profit or loss	5,257	n/a	n/a
Financial assets designated at fair value through profit or loss	(468)	251	95
Securitization liabilities	(1,532)	(1,575)	(3,321)
Current taxes	(780)	(419)	845
Brokers, dealers, and clients amounts receivable and payable	(1,435)	2,459	(247)
Other	(8,956)	1,406	(811)
Net cash from (used in) operating activities	5,693	26,127	37,401
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures (Note 19)	1,750	1,500	3,262
Redemption or repurchase of subordinated notes and debentures (Note 19)	(2,468)	(2,536)	(979)
Common shares issued (Note 21)	128	125	152
Preferred shares issued (Note 21)	740	346	1,686
Repurchase of common shares (Note 21)	(1,501)	(1,397)	(487)
Redemption of preferred shares (Note 21)	(500)	–	–
Redemption of non-controlling interests in subsidiaries (Note 21)	–	(626)	–
Sale of treasury shares (Note 21)	8,454	9,705	5,926
Purchase of treasury shares (Note 21)	(8,424)	(9,829)	(5,884)
Dividends paid	(4,634)	(4,211)	(3,808)
Distributions to non-controlling interests in subsidiaries	(72)	(112)	(115)
Net cash from (used in) financing activities	(6,527)	(7,035)	(247)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	20,465	2,529	(11,231)
Activities in financial assets at fair value through other comprehensive income (Note 7)
Purchases	(20,269)	n/a	n/a
Proceeds from maturities	30,101	n/a	n/a
Proceeds from sales	2,731	n/a	n/a
Activities in available-for-sale securities (Note 7)
Purchases	n/a	(63,339)	(52,775)
Proceeds from maturities	n/a	30,775	28,454
Proceeds from sales	n/a	4,977	4,665
Activities in debt securities at amortized cost (Note 7)
Purchases	(51,663)	n/a	n/a
Proceeds from maturities	20,101	n/a	n/a
Proceeds from sales	670	n/a	n/a
Activities in held-to-maturity securities (Note 7)
Purchases	n/a	(17,807)	(20,575)
Proceeds from maturities	n/a	27,729	15,193
Proceeds from sales	n/a	452	–
Activities in debt securities classified as loans
Purchases	n/a	(2,471)	(41)
Proceeds from maturities	n/a	337	654
Proceeds from sales	n/a	447	1
Net purchases of land, buildings, equipment, and other depreciable assets	(587)	(434)	(797)
Net cash acquired from (paid for) divestitures, acquisitions, and the purchase of
TD Ameritrade shares (Notes 12, 13)	–	(2,129)	–
Net cash from (used in) investing activities	1,549	(18,934)	(36,452)
Effect of exchange rate changes on cash and due from banks	49	(94)	51
Net increase (decrease) in cash and due from banks	764	64	753
Cash and due from banks at beginning of year	3,971	3,907	3,154
Cash and due from banks at end of year	$4,735	$3,971	$3,907
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the year	$3,535	$2,866	$1,182
Amount of interest paid during the year	13,888	8,957	6,559
Amount of interest received during the year	34,789	28,393	25,577
Amount of dividends received during the year	1,202	1,153	921

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 9

NOTE 1:  NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Consolidated Financial Statements were prepared using the accounting policies as described in Notes 2 and 4. Certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period.

The preparation of the Consolidated Financial Statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The accompanying Consolidated Financial Statements of the Bank were approved and authorized for issue by the Bank's Board of Directors, in accordance with a recommendation of the Audit Committee, on November 28, 2018.

Certain disclosures are included in the shaded sections of the "Managing Risk" section of the accompanying 2018 Management's Discussion and Analysis (MD&A), as permitted by IFRS, and form an integral part of the Consolidated Financial Statements. The Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of the Bank and its subsidiaries including certain structured entities which it controls. The Bank controls an entity when (1) it has the power to direct the activities of the entity which have the most significant impact on the entity's risks and/or returns; (2) it is exposed to significant risks and/or returns arising from the entity; and (3) it is able to use its power to affect the risks and/or returns to which it is exposed.

The Bank's Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

Subsidiaries

Subsidiaries are corporations or other legal entities controlled by the Bank, generally through directly holding more than half of the voting power of the entity. Control of subsidiaries is determined based on the power exercisable through ownership of voting rights and is generally aligned with the risks and/or returns (collectively referred to as "variable returns") absorbed from subsidiaries through those voting rights. As a result, the Bank controls and consolidates subsidiaries when it holds the majority of the voting rights of the subsidiary, unless there is evidence that another investor has control over the subsidiary. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank controls an entity. Subsidiaries are consolidated from the date the Bank obtains control and continue to be consolidated until the date when control ceases to exist.

The Bank may consolidate certain subsidiaries where it owns 50% or less of the voting rights. Most of those subsidiaries are structured entities as described in the following section.

Structured Entities

Structured entities, including special purpose entities (SPEs), are entities that are created to accomplish a narrow and well-defined objective. Structured entities may take the form of a corporation, trust, partnership, or unincorporated entity. They are often created with legal arrangements that impose limits on the decision-making powers of their governing board, trustee, or management over the operations of the entity. Typically, structured entities may not be controlled directly through holding more than half of the voting power of the entity as the ownership of voting rights may not be aligned with the variable returns absorbed from the entity. As a result, structured entities are consolidated when the substance of the relationship between the Bank and the structured entity indicates that the entity is controlled by the Bank. When assessing whether the Bank has to consolidate a structured entity, the Bank evaluates three primary criteria in order to conclude whether, in substance:

•	The Bank has the power to direct the activities of the structured entity that have the most significant impact on the entity's risks and/or returns;
•	The Bank is exposed to significant variable returns arising from the entity; and
•	The Bank has the ability to use its power to affect the risks and/or returns to which it is exposed.

Consolidation conclusions are reassessed at the end of each financial reporting period. The Bank's policy is to consider the impact on consolidation of all significant changes in circumstances, focusing on the following:

•	Substantive changes in ownership, such as the purchase or disposal of more than an insignificant additional interest in an entity;
•	Changes in contractual or governance arrangements of an entity;
•	Additional activities undertaken, such as providing a liquidity facility beyond the original terms or entering into a transaction not originally contemplated; or
•	Changes in the financing structure of an entity.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 10

Investments in Associates and Joint Ventures

Entities over which the Bank has significant influence are associates and entities over which the Bank has joint control are joint ventures. Significant influence is the power to participate in the financial and operating policy decisions of an investee, but is not control or joint control over these entities. Associates and joint ventures are accounted for using the equity method of accounting. Investments in associates and joint ventures are carried on the Consolidated Balance Sheet initially at cost and increased or decreased to recognize the Bank's share of the profit or loss of the associate or joint venture, capital transactions, including the receipt of any dividends, and write-downs to reflect any impairment in the value of such entities. These increases or decreases, together with any gains and losses realized on disposition, are reported on the Consolidated Statement of Income.

At each balance sheet date, the Bank assesses whether there is any objective evidence that the investment in an associate or joint venture is impaired. The Bank calculates the amount of impairment as the difference between the higher of fair value or value-in-use and its carrying value.

Non-controlling Interests

When the Bank does not own all of the equity of a consolidated entity, the minority shareholders' interest is presented on the Consolidated Balance Sheet as Non-controlling interests in subsidiaries as a component of total equity, separate from the equity of the Bank's shareholders. The income attributable to the minority interest holders, net of tax, is presented as a separate line item on the Consolidated Statement of Income.

CASH AND DUE FROM BANKS

Cash and due from banks consist of cash and amounts due from banks which are issued by investment grade financial institutions. These amounts are due on demand or have an original maturity of three months or less.

REVENUE RECOGNITION

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. Revenue associated with the rendering of services is recognized by reference to the stage of completion of the transaction at the end of the reporting period.

Interest from interest-bearing assets and liabilities not measured at fair value through profit or loss is recognized as net interest income using the effective interest rate (EIR). EIR is the rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.

Investment and securities services

Investment and securities services income include asset management fees, administration and commission fees, and investment banking fees. The Bank recognizes asset management and administration fees based on time elapsed, which depicts the rendering of investment management and related services over time. The fees are primarily calculated based on average daily or point in time assets under management (AUM) or assets under administration (AUA) depending on investment mandate.

Commission fees include sales, trailer and brokerage commissions. Sales and brokerage commissions are generally recognized at a point in time when the transaction is executed. Trailer commissions are recognized over time and are generally calculated based on the average daily net asset value of the fund during the period.

Investment banking fees include advisory fees and underwriting fees and are generally recognized at a point in time as income upon successful completion of the engagement.

Credit fees

Credit fees include liquidity fees, restructuring fees, letter of credit fees, and loan syndication fees. Liquidity, restructuring, and letter of credit fees are recognized in income over the period in which the service is provided. Loan syndication fees are generally recognized at a point in time upon completion of the financing placement.

Service charges

Service charges income is earned on personal and commercial deposit accounts and consists of account fees and transaction-based service charges. Account fees relate to account maintenance activities and are recognized in income over the period in which the service is provided. Transaction-based service charges are recognized as earned at a point in time when the transaction is complete.

Card services

Card services income includes interchange income as well as card fees such as annual and transactional fees. Interchange income is recognized at a point in time when the transaction is authorized and funded. Card fees are recognized as earned at the transaction date with the exception of annual fees, which are recognized over a twelve-month period.

IFRS 9 FINANCIAL INSTRUMENTS

On November 1, 2017, the Bank adopted IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9. The Bank has an accounting policy choice to apply the hedge accounting requirements of IFRS 9 or IAS 39. The Bank has made the decision to continue applying the IAS 39 hedge accounting requirements at this time and will comply with the revised annual hedge accounting disclosures as required by the related amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7). Refer to Note 4 for further details.

Classification and Measurement of Financial Assets

The Bank classifies its financial assets into the following categories:

•	Amortized cost;
•	Fair value through other comprehensive income (FVOCI);
•	Held-for-trading;
•	Non-trading fair value through profit or loss (FVTPL); and
•	Designated at FVTPL.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 11

The Bank continues to recognize financial assets on a trade date basis.

Debt Instruments

The classification and measurement for debt instruments is based on the Bank's business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (SPPI). Refer to Note 3 for judgment with respect to business models and SPPI.

The Bank has determined its business models as follows:

•	Held-to-collect: the objective is to collect contractual cash flows;
•	Held-to-collect-and-sell: the objective is both to collect contractual cash flows and sell the financial assets; and
•	Held-for-sale and other business models: the objective is neither of the above.

The Bank performs the SPPI test for financial assets held within the held-to-collect and held-to-collect-and-sell business models. If these financial assets have contractual cash flows which are inconsistent with a basic lending arrangement, they are classified as non-trading financial assets measured at FVTPL. In a basic lending arrangement, interest includes only consideration for time value of money, credit risk, other basic lending risks, and a reasonable profit margin.

Debt Securities and Loans Measured at Amortized Cost

Debt securities and loans held within a held-to-collect business model where their contractual cash flows pass the SPPI test are measured at amortized cost. The carrying amount of these financial assets is adjusted by an allowance for credit losses recognized and measured as described in the Impairment – Expected Credit Loss Model section of this Note, as well as any write-offs and unearned income which includes prepaid interest, loan origination fees and costs, commitment fees, loan syndication fees, and unamortized discounts or premiums. Interest income is recognized using EIRM. Loan origination fees and costs are considered to be adjustments to the loan yield and are recognized in interest income over the term of the loan. Commitment fees are recognized in credit fees over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are recognized in interest income over the term of the resulting loan. Loan syndication fees are recognized in credit fees upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment in interest income over the term of the loan.

Debt Securities and Loans Measured at Fair Value through Other Comprehensive Income

Debt securities and loans held within a held-to-collect-and-sell business model where their contractual cash flows pass the SPPI test are measured at FVOCI. Fair value changes are recognized in OCI, except for impairment gains or losses, interest income and foreign exchange gains and losses on the instrument's amortized cost, which are recognized in the Consolidated Statement of Income. The expected credit loss (ECL) allowance is recognized and measured as described in the Impairment – Expected Credit Loss Model section of this Note. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to income and recognized in net securities gain (loss). Interest income from these financial assets is included in interest income using EIRM.

Financial Assets Held-for-Trading

This held-for-sale business model includes financial assets held within a trading portfolio if they have been originated, acquired, or incurred principally for the purpose of selling in the near term, or if they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of short-term profit-taking. Financial assets held within this business model consist of trading securities, trading loans, as well as certain debt securities and financing-type physical commodities that are recorded as securities purchased under reverse repurchase agreements on the Consolidated Balance Sheet.

Trading portfolio assets are accounted for at fair value, with changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Transaction costs are expensed as incurred. Dividends are recognized on the ex-dividend date and interest is recognized on an accrual basis. Both dividends and interest are included in interest income.

Non-Trading Financial Assets Measured at Fair Value through Profit or Loss

Non-trading financial assets measured at FVTPL include financial assets held within the held-for-sale and other business models, for example debt securities and loans managed on a fair value basis. Financial assets held within the held-to-collect or held-to-collect-and-sell business models that do not pass the SPPI test are also classified as non-trading financial assets measured at FVTPL. Changes in fair value as well as any gains or losses realized on disposal are recognized in income (loss) from non-trading financial instruments at FVTPL. Interest income from debt instruments is included in interest income on an accrual basis.

Financial Assets Designated at Fair Value through Profit or Loss

Debt instruments in a held-to-collect or held-to-collect-and-sell business model can be designated at initial recognition as measured at FVTPL, provided the designation can eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring these financial assets on a different basis. The FVTPL designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained. Once financial assets are designated at FVTPL, the designation is irrevocable. Changes in fair value as well as any gains or losses realized on disposal are recognized in income (loss) from financial instruments designated at FVTPL. Interest income from these financial assets is included in interest income on an accrual basis.

Customers' Liability under Acceptances

Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis. The potential obligation of the Bank is reported as a liability under Acceptances on the Consolidated Balance Sheet. The Bank's recourse against the customer in the event of a call on any of these commitments is reported as an asset of the same amount.

Equity Instruments

Equity investments are required to be measured at FVTPL (classified as non-trading financial assets measured at FVTPL), except where the Bank has elected at initial recognition to irrevocably designate an equity investment, held for purposes other than trading, at FVOCI. If such an election is made, the fair value changes, including any associated foreign exchange gains or losses, are recognized in OCI and are not subsequently reclassified to net income, including upon disposal. Realized gains and losses are transferred directly to retained earnings upon disposal. Consequently, there is no review required for impairment. Dividends will

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 12

normally be recognized in interest income unless the dividends represent a recovery of part of the cost of the investment. Gains and losses on non-trading equity investments measured at FVTPL are included in income (loss) from non-trading financial instruments at FVTPL.

Classification and Measurement for Financial Liabilities

The Bank classifies its financial liabilities into the following categories:

•	Held-for-trading;
•	Designated at FVTPL; and
•	Other liabilities.

Financial Liabilities Held-for-Trading

Financial liabilities are held within a trading portfolio if they have been incurred principally for the purpose of repurchasing in the near term, or form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short term profit-taking. Financial liabilities held-for-trading are primarily trading deposits, securitization liabilities at fair value, obligations related to securities sold short and obligations related to certain securities sold under repurchase agreements.

Trading portfolio liabilities are recognized on a trade date basis and are accounted for at fair value, with changes in fair value and any gains or losses recognized in trading income. Transaction costs are expensed as incurred. Interest is recognized on an accrual basis and included in interest expense.

Financial Liabilities Designated at Fair Value through Profit or Loss

Certain financial liabilities that do not meet the definition of trading may be designated at FVTPL. To be designated at FVTPL, financial liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial liabilities is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract, or b) it is clear with little or no analysis that separation of the embedded derivative from the financial instrument is prohibited. In addition, the FVTPL designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained. Once financial liabilities are designated at FVTPL, the designation is irrevocable. Liabilities designated at FVTPL are carried at fair value on the Consolidated Balance Sheet, with changes in fair value as well as any gains or losses realized on disposal recognized in other income (loss), except for the amount of change in fair value attributable to changes in the Bank's own credit risk, which is presented in OCI. This exception does not apply to loan commitments or financial guarantee contracts. Interest is included in interest expense on an accrual basis.

Other Financial Liabilities

Deposits

Deposits, other than deposits included in a trading portfolio, are accounted for at amortized cost. Accrued interest on deposits is included in Other liabilities on the Consolidated Balance Sheet. Interest, including capitalized transaction costs, is recognized on an accrual basis using EIRM as Interest expense on the Consolidated Statement of Income.

Subordinated Notes and Debentures

Subordinated notes and debentures are accounted for at amortized cost. Accrued interest on subordinated notes and debentures is included in Other liabilities on the Consolidated Balance Sheet. Interest, including capitalized transaction costs, is recognized on an accrual basis using EIRM as Interest expense on the Consolidated Statement of Income.

Reclassification of Financial Assets and Liabilities

Financial assets and financial liabilities are not reclassified subsequent to their initial recognition, except for financial assets for which the Bank changes its business model for managing financial assets. Such reclassifications of financial assets are expected to be rare in practice.

Impairment – Expected Credit Loss Model

The ECL model applies to financial assets, including loans and debt securities measured at amortized cost, loans and debt securities measured at FVOCI, loan commitments, and financial guarantees that are not measured at FVTPL.

The ECL model consists of three stages: Stage 1 – twelve-month ECLs for performing financial assets, Stage 2 – Lifetime ECLs for financial assets that have experienced a significant increase in credit risk since initial recognition, and Stage 3 – Lifetime ECLs for financial assets that are impaired. ECLs are the difference between all contractual cash flows that are due to the Bank in accordance with the contract and all the cash flows the Bank expects to receive, discounted at the original effective interest rate. If a significant increase in credit risk has occurred since initial recognition, impairment is measured as lifetime ECLs. Otherwise, impairment is measured as twelve-month ECLs which represent the portion of lifetime ECLs that are expected to occur based on default events that are possible within twelve months after the reporting date. If credit quality improves in a subsequent period such that the increase in credit risk since initial recognition is no longer considered significant, the loss allowance reverts back to being measured based on twelve-month ECLs.

Significant Increase in Credit Risk

For retail exposures, significant increase in credit risk is assessed based on changes in the twelve-month probability of default (PD) since initial recognition, using a combination of individual and collective information that incorporates borrower and account specific attributes and relevant forward-looking macroeconomic variables.

For non-retail exposures, significant increase in credit risk is assessed based on changes in the internal risk rating (borrower risk ratings (BRR)) since initial recognition.

The Bank defines default as delinquency of 90 days or more for most retail products and BRR 9 for non-retail exposures. Exposures are considered impaired and migrate to Stage 3 when they are 90 days or more past due for retail exposures, rated BRR 9 for non-retail exposures, or when there is objective evidence that there has been a deterioration of credit quality to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 13

When determining whether there has been a significant increase in credit risk since initial recognition of a financial asset, the Bank considers all reasonable and supportable information that is available without undue cost or effort about past events, current conditions, and forecast of future economic conditions. Refer to Note 3 for additional details.

Measurement of Expected Credit Losses

ECLs are measured as the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and consider reasonable and supportable information about past events, current conditions, and forecasts of future events and economic conditions that impact the Bank's credit risk assessment. Expected life is the maximum contractual period the Bank is exposed to credit risk, including extension options for which the borrower has unilateral right to exercise. For certain financial instruments that include both a loan and an undrawn commitment, and the Bank's contractual ability to demand repayment and cancel the undrawn commitment does not limit the Bank's exposure to credit losses to the contractual notice period, ECLs are measured over the period the Bank is exposed to credit risk. For example, ECLs for credit cards are measured over the borrowers' expected behavioural life, incorporating survivorship assumptions and borrower-specific attributes.

The Bank leverages its Advanced Internal Ratings Based (AIRB) models used for regulatory capital purposes and incorporates adjustments where appropriate to calculate ECLs.

Forward-Looking Information and Expert Credit Judgment

Forward-looking information is considered when determining significant increase in credit risk and measuring ECLs. Forward-looking macroeconomic factors are incorporated in the risk parameters as relevant.

Qualitative factors that are not already considered in the modelling are incorporated by exercising expert credit judgment in determining the final ECL. Refer to Note 3 for additional details.

Modified Loans

In cases where a borrower experiences financial difficulties, the Bank may grant certain concessionary modifications to the terms and conditions of a loan. Modifications may include payment deferrals, extension of amortization periods, rate reductions, principal forgiveness, debt consolidation, forbearance and other modifications intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. The Bank has policies in place to determine the appropriate remediation strategy based on the individual borrower.

If the Bank determines that a modification results in expiry of cash flows, the original asset is derecognized while a new asset is recognized based on the new contractual terms. Significant increase in credit risk is assessed relative to the risk of default on the date of modification.

If the Bank determines that a modification does not result in derecognition, significant increase in credit risk is assessed based on the risk of default at initial recognition of the original asset. Expected cash flows arising from the modified contractual terms are considered when calculating the ECL for the modified asset. For loans that were modified while having lifetime ECLs, the loans can revert to having twelve-month ECLs after a period of performance and improvement in the borrower's financial condition.

Allowance for Loan Losses, Excluding Acquired Credit-Impaired (ACI) Loans

The allowance for loan losses represents management's best estimate of ECLs in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. The allowance for loan losses for lending portfolios reported on the Consolidated Balance Sheet, which includes credit-related allowances for residential mortgages, consumer instalment and other personal, credit card, business and government loans, is deducted from Loans on the Consolidated Balance Sheet. The allowance for loan losses for loans measured at FVOCI is presented on the Consolidated Statement of Changes in Equity. The allowance for loan losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit, and undrawn lines of credit, is recognized in Other liabilities on the Consolidated Balance Sheet. Allowances for lending portfolios reported on the balance sheet and off-balance sheet exposures are calculated using the same methodology. The allowance is increased by the provision for credit losses and decreased by write-offs net of recoveries and disposals. Each quarter, allowances are reassessed and adjusted based on any changes in management's estimate of ECLs. Loan losses on impaired loans in Stage 3 continue to be recognized by means of an allowance for loan losses until a loan is written off.

A loan is written off against the related allowance for loan losses when there is no realistic prospect of recovery. Non-retail loans are generally written off when all reasonable collection efforts have been exhausted, such as when a loan is sold, when all security has been realized, or when all security has been resolved with the receiver or bankruptcy court. Non-real estate retail loans are generally written off when contractual payments are 180 days past due, or when a loan is sold. Real-estate secured retail loans are generally written off when the security is realized. The time period over which the Bank performs collection activities of the contractual amount outstanding of financial assets that are written off varies from one jurisdiction to another and generally spans between less than one year to five years.

Allowance for Credit Losses on Debt Securities

The allowance for credit losses on debt securities represents management's best estimate of ECLs. Debt securities measured at amortized cost are presented net of the allowance for credit losses on the Consolidated Balance Sheet. The allowance for credit losses on debt securities measured at FVOCI are presented on the Consolidated Statement of Changes in Equity. The allowance for credit losses is increased by the provision for credit losses and decreased by write-offs net of recoveries and disposals. Each quarter, allowances are reassessed and adjusted based on any changes in management's estimate of ECLs.

Acquired Loans

Acquired loans are initially measured at fair value, which considers incurred and expected future credit losses estimated at the acquisition date and also reflects adjustments based on the acquired loan's interest rate in comparison to current market rates. On acquisition, twelve-month ECLs are recognized on the acquired loans, resulting in the carrying amount for acquired loans to be lower than fair value. When loans are acquired with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments, they are generally considered to be ACI loans, with no ECLs recognized on acquisition. Acquired performing loans are subsequently accounted for at amortized cost based on their contractual cash flows and any acquisition related discount or premium, including credit-related discounts, is considered to be an adjustment to the loan yield and is recognized in interest income using EIRM over the term of the loan, or the expected life of the loan for acquired loans with revolving terms.

Acquired Credit-Impaired Loans

ACI loans are identified as impaired at acquisition based on specific risk characteristics of the loans, including past due status, performance history, and recent borrower credit scores. ACI loans are accounted for based on the present value of expected cash flows as opposed to their contractual cash flows. The Bank

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 14

determines the fair value of these loans at the acquisition date by discounting expected cash flows at a discount rate that reflects factors a market participant would use when determining fair value including management assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. With respect to certain individually significant ACI loans, accounting is applied individually at the loan level. The remaining ACI loans are aggregated provided they are acquired in the same fiscal quarter and have common risk characteristics. Aggregated loans are accounted for as a single asset with aggregated cash flows and a single composite interest rate. Subsequent to acquisition, the Bank regularly reassesses and updates its cash flow estimates for changes to assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. Probable decreases in expected cash flows trigger the recognition of additional impairment, which is measured based on the present value of the revised expected cash flows discounted at the loan's effective interest rate as compared to the carrying value of the loan. The ECL in excess of the initial credit-related discount is recorded through the provision for credit losses. Interest income on ACI loans is calculated by multiplying the credit-adjusted effective interest rate to the amortized cost of ACI loans.

SHARE CAPITAL

The Bank classifies financial instruments that it issues as either financial liabilities, equity instruments, or compound instruments.

Issued instruments that are mandatorily redeemable or convertible into a variable number of the Bank's common shares at the holder's option are classified as liabilities on the Consolidated Balance Sheet. Dividend or interest payments on these instruments are recognized in Interest expense on the Consolidated Statement of Income.

Issued instruments are classified as equity when there is no contractual obligation to transfer cash or other financial assets. Further, issued instruments that are not mandatorily redeemable or that are not convertible into a variable number of the Bank's common shares at the holder's option, are classified as equity and presented in share capital. Incremental costs directly attributable to the issue of equity instruments are included in equity as a deduction from the proceeds, net of tax. Dividend payments on these instruments are recognized as a reduction in equity.

Compound instruments are comprised of both liability and equity components in accordance with the substance of the contractual arrangement. At inception, the fair value of the liability component is initially measured with any residual amount assigned to the equity component. Transaction costs are allocated proportionately to the liability and equity components.

Common or preferred shares held by the Bank are classified as treasury shares in equity, and the cost of these shares is recorded as a reduction in equity. Upon the sale of treasury shares, the difference between the sale proceeds and the cost of the shares is recorded in or against contributed surplus.

GUARANTEES

The Bank issues guarantee contracts that require payments to be made to guaranteed parties based on: (1) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (2) failure of another party to perform under an obligating agreement; or (3) failure of another third party to pay its indebtedness when due. Financial standby letters of credit are financial guarantees that represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse, and collateral security requirements as loans extended to customers. Performance standby letters of credit are considered non-financial guarantees as payment does not depend on the occurrence of a credit event and is generally related to a non-financial trigger event. Guarantees, including financial and performance standby letters of credit, are initially measured and recorded at their fair value. The fair value of a guarantee liability at initial recognition is normally equal to the present value of the guarantee fees received over the life of contract. The Bank's release from risk is recognized over the term of the guarantee using a systematic and rational amortization method.

If a guarantee meets the definition of a derivative, it is carried at fair value on the Consolidated Balance Sheet and reported as a derivative asset or derivative liability at fair value. Guarantees that are considered derivatives are a type of credit derivative contracts which are over-the-counter (OTC) contracts designed to transfer the credit risk in an underlying financial instrument from one counterparty to another.

DERIVATIVES

Derivatives are instruments that derive their value from changes in underlying interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial or non-financial measures. Such instruments include interest rate, foreign exchange, equity, commodity, and credit derivative contracts. The Bank uses these instruments for trading and non-trading purposes. Derivatives are carried at their fair value on the Consolidated Balance Sheet.

Derivatives Held-for-Trading Purposes

The Bank enters into trading derivative contracts to meet the needs of its customers, to provide liquidity and market-making related activities, and in certain cases, to manage risks related to its trading portfolio. The realized and unrealized gains or losses on trading derivatives are recognized immediately in trading income (loss).

Derivatives Held for Non-trading Purposes

Non-trading derivatives are primarily used to manage interest rate, foreign exchange, and other market risks of the Bank's traditional banking activities. When derivatives are held for non-trading purposes and when the transactions meet the hedge accounting requirements of IAS 39, they are presented as non-trading derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet the hedge accounting requirements of IAS 39, are also presented as non-trading derivatives with the change in fair value of these derivatives recognized in non-interest income.

Hedging Relationships

Hedge Accounting

At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective, and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging relationships are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be considered effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in Non-interest income on the Consolidated Statement of Income.

Changes in fair value relating to the derivative component excluded from the assessment of hedge effectiveness, is recognized immediately in Non-interest income on the Consolidated Statement of Income.

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When derivatives are designated as hedges, the Bank classifies them either as: (1) hedges of the changes in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (2) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (3) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges

The Bank's fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recognized in Non-interest income on the Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities, or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in non-interest income.

The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Consolidated Statement of Income in Net interest income based on a recalculated EIR over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to Net interest income or Non-interest income, as applicable, on the Consolidated Statement of Income.

Cash Flow Hedges

The Bank is exposed to variability in future cash flows attributable to interest rate, foreign exchange rate, and equity price risks. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults.

The effective portion of the change in the fair value of the derivative that is designated and qualifies as a cash flow hedge is initially recognized in other comprehensive income. The change in fair value of the derivative relating to the ineffective portion is recognized immediately in non-interest income.

Amounts in accumulated other comprehensive income attributable to interest rate, foreign exchange rate, and equity price components, as applicable, are reclassified to Net interest income or Non-interest income on the Consolidated Statement of Income in the period in which the hedged item affects income, and are reported in the same income statement line as the hedged item.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in accumulated other comprehensive income at that time remains in accumulated other comprehensive income until the forecasted transaction impacts the Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in accumulated other comprehensive income is immediately reclassified to Net interest income or Non-interest income, as applicable, on the Consolidated Statement of Income.

Net Investment Hedges

Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. The change in fair value on the hedging instrument relating to the effective portion is recognized in other comprehensive income. The change in fair value of the hedging instrument relating to the ineffective portion is recognized immediately on the Consolidated Statement of Income. Gains and losses in accumulated other comprehensive income are reclassified to the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation. The Bank designates derivatives and non-derivatives (such as foreign currency deposit liabilities) as hedging instruments in net investment hedges.

Embedded Derivatives

Derivatives may be embedded in certain instruments, including financial liabilities, (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held-for-trading or designated at fair value through profit or loss. These embedded derivatives, which are bifurcated from the host contract, are recognized on the Consolidated Balance Sheet as Derivatives and measured at fair value with subsequent changes recognized in Non-interest income on the Consolidated Statement of Income.

TRANSLATION OF FOREIGN CURRENCIES

The Bank's Consolidated Financial Statements are presented in Canadian dollars, which is the presentation currency of the Bank. Items included in the financial statements of each of the Bank's entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.

Monetary assets and liabilities denominated in a currency that differs from an entity's functional currency are translated into the functional currency of the entity at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Income and expenses are translated into an entity's functional currency at average exchange rates for the period. Translation gains and losses are included in non-interest income except for equity investments designated at FVOCI where unrealized translation gains and losses are recorded in other comprehensive income.

Foreign-currency denominated subsidiaries are those with a functional currency other than Canadian dollars. For the purpose of translation into the Bank's functional currency, all assets and liabilities are translated at exchange rates prevailing at the balance sheet date and all income and expenses are translated at average exchange rates for the period. Unrealized translation gains and losses relating to these operations, net of gains or losses arising from net investment hedges of these positions and applicable income taxes, are included in other comprehensive income. Translation gains and losses in accumulated other comprehensive income are recognized on the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation. The investment balance of foreign entities accounted for by the equity method, including TD Ameritrade, is translated into Canadian dollars using exchange rates prevailing at the balance sheet date with exchange gains or losses recognized in other comprehensive income.

OFFSETTING OF FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset, with the net amount presented on the Consolidated Balance Sheet, only if the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. In all other situations, assets and liabilities are presented on a gross basis.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, such as the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets. When financial assets and liabilities have offsetting market risks or credit risks, the Bank applies the portfolio exception, as described in Note 5, and uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the most representative price within the bid-ask spread to the net open position, as appropriate. When there is no active market for the instrument, the fair value may be

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 16

based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs.

The Bank recognizes various types of valuation adjustments to account for factors that market participants would use in determining fair value which are not included in valuation techniques due to system limitations or measurement uncertainty. Valuation adjustments reflect the Bank's assessment of factors that market participants would use in pricing the asset or liability. These include, but are not limited to, the unobservability of inputs used in the pricing model, or assumptions about risk, such as creditworthiness of each counterparty and risk premiums that market participants would require given the inherent risk in the pricing model.

If there is a difference between the initial transaction price and the value based on a valuation technique, the difference is referred to as inception profit or loss. Inception profit or loss is recognized in trading income upon initial recognition of the instrument only if the fair value is based on observable inputs. When an instrument is measured using a valuation technique that utilizes significant non-observable inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized in trading income as non-observable inputs become observable.

If the fair value of a financial asset measured at fair value becomes negative, it is recognized as a financial liability until either its fair value becomes positive, at which time it is recognized as a financial asset, or until it is extinguished.

DERECOGNITION OF FINANCIAL INSTRUMENTS

Financial Assets

The Bank derecognizes a financial asset when the contractual rights to that asset have expired. Derecognition may also be appropriate where the contractual right to receive future cash flows from the asset have been transferred, or where the Bank retains the rights to future cash flows from the asset, but assumes an obligation to pay those cash flows to a third party subject to certain criteria.

When the Bank transfers a financial asset, it is necessary to assess the extent to which the Bank has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize the financial asset and also recognizes a financial liability for the consideration received. Certain transaction costs incurred are also capitalized and amortized using EIRM. If substantially all the risks and rewards of ownership of the financial asset have been transferred, the Bank will derecognize the financial asset and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer. The Bank determines whether substantially all the risks and rewards have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows does not change significantly as a result of the transfer, the Bank has retained substantially all of the risks and rewards of ownership.

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, the Bank derecognizes the financial asset where it has relinquished control of the financial asset. The Bank is considered to have relinquished control of the financial asset where the transferee has the practical ability to sell the transferred financial asset. Where the Bank has retained control of the financial asset, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset. Under these circumstances, the Bank usually retains the rights to future cash flows relating to the asset through a residual interest and is exposed to some degree of risk associated with the financial asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.

Securitization

Securitization is the process by which financial assets are transformed into securities. The Bank securitizes financial assets by transferring those financial assets to a third party and as part of the securitization, certain financial assets may be retained and may consist of an interest-only strip and, in some cases, a cash reserve account (collectively referred to as "retained interests"). If the transfer qualifies for derecognition, a gain or loss is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in accumulated other comprehensive income. To determine the value of the retained interest initially recorded, the previous carrying value of the transferred asset is allocated between the amount derecognized from the balance sheet and the retained interest recorded, in proportion to their relative fair values on the date of transfer. Subsequent to initial recognition, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management's best estimates of key assumptions that market participants would use in determining fair value. Refer to Note 3 for assumptions used by management in determining the fair value of retained interests. Retained interest is classified as trading securities with subsequent changes in fair value recorded in trading income.

Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. Similarly, when the benefits of servicing are less than adequate, a servicing liability is recognized. Servicing assets and servicing liabilities are initially recognized at fair value and subsequently carried at amortized cost.

Financial Liabilities

The Bank derecognizes a financial liability when the obligation under the liability is discharged, cancelled, or expires. If an existing financial liability is replaced by another financial liability from the same lender on substantially different terms or where the terms of the existing liability are substantially modified, the original liability is derecognized and a new liability is recognized with the difference in the respective carrying amounts recognized on the Consolidated Statement of Income.

Securities Purchased Under Reverse Repurchase Agreements, Securities Sold Under Repurchase Agreements, and Securities Borrowing and Lending

Securities purchased under reverse repurchase agreements involve the purchase of securities by the Bank under agreements to resell the securities at a future date. These agreements are treated as collateralized lending transactions whereby the Bank takes possession of the purchased securities, but does not acquire the risks and rewards of ownership. The Bank monitors the market value of the purchased securities relative to the amounts due under the reverse repurchase agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default, the agreements provide the Bank with the right to liquidate the collateral held and offset the proceeds against the amount owing from the counterparty.

Obligations related to securities sold under repurchase agreements involve the sale of securities by the Bank to counterparties under agreements to repurchase the securities at a future date. These agreements do not result in the risks and rewards of ownership being relinquished and are treated as collateralized borrowing transactions. The Bank monitors the market value of the securities sold relative to the amounts due under the repurchase agreements, and when necessary,

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 17

transfers additional collateral and may require counterparties to return collateral pledged. Certain transactions that do not meet derecognition criteria are also included in obligations related to securities sold under repurchase agreements. Refer to Note 9 for further details.

Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are initially recorded on the Consolidated Balance Sheet at the respective prices at which the securities were originally acquired or sold, plus accrued interest. Subsequently, the agreements are measured at amortized cost on the Consolidated Balance Sheet, plus accrued interest. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is determined using EIRM and is included in Interest income and Interest expense, respectively, on the Consolidated Statement of Income.

In security lending transactions, the Bank lends securities to a counterparty and receives collateral in the form of cash or securities. If cash collateral is received, the Bank records the cash along with an obligation to return the cash as an obligation related to Securities sold under repurchase agreements on the Consolidated Balance Sheet. Where securities are received as collateral, the Bank does not record the collateral on the Consolidated Balance Sheet.

In securities borrowing transactions, the Bank borrows securities from a counterparty and pledges either cash or securities as collateral. If cash is pledged as collateral, the Bank records the transaction as securities purchased under reverse repurchase agreements on the Consolidated Balance Sheet. Securities pledged as collateral remain on the Bank's Consolidated Balance Sheet.

Where securities are pledged or received as collateral, security borrowing fees and security lending income are recorded in Non-interest income on the Consolidated Statement of Income over the term of the transaction. Where cash is pledged or received as collateral, interest received or incurred is included in Interest income and Interest expense, respectively, on the Consolidated Statement of Income.

Physical commodities purchased or sold with an agreement to sell or repurchase the physical commodities at a later date at a fixed price, are also included in securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements, respectively, if the derecognition criteria are not met. These instruments are measured at fair value.

GOODWILL

Goodwill represents the excess purchase price paid over the net fair value of identifiable assets and liabilities acquired in a business combination. Goodwill is carried at its initial cost less accumulated impairment losses.

Goodwill is allocated to a cash-generating unit (CGU) or a group of CGUs that is expected to benefit from the synergies of the business combination, regardless of whether any assets acquired and liabilities assumed are assigned to the CGU or group of CGUs. A CGU is the smallest identifiable group of assets that generates cash flows largely independent of the cash inflows from other assets or groups of assets. Each CGU or group of CGUs, to which goodwill is allocated, represents the lowest level within the Bank at which the goodwill is monitored for internal management purposes and is not larger than an operating segment.

Goodwill is assessed for impairment at least annually and when an event or change in circumstances indicates that the carrying amount may be impaired. When impairment indicators are present, the recoverable amount of the CGU or group of CGUs, which is the higher of its estimated fair value less costs of disposal and its value-in-use, is determined. If the carrying amount of the CGU or group of CGUs is higher than its recoverable amount, an impairment loss exists. The impairment loss is recognized on the Consolidated Statement of Income and cannot be reversed in future periods.

INTANGIBLE ASSETS

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination, or internally generated software. The Bank's intangible assets consist primarily of core deposit intangibles, credit card related intangibles, and software intangibles. Intangible assets are initially recognized at fair value and are amortized over their estimated useful lives (3 to 20 years) proportionate to their expected economic benefits, except for software which is amortized over its estimated useful life (3 to 7 years) on a straight-line basis.

The Bank assesses its intangible assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs of disposal and its value-in-use, is determined. If the carrying amount of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, the Bank estimates the recoverable amount of the CGU to which the asset belongs. An impairment loss is recognized on the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to the impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the intangible asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS

Land is recognized at cost. Buildings, computer equipment, furniture and fixtures, other equipment, and leasehold improvements are recognized at cost less accumulated depreciation and provisions for impairment, if any. Gains and losses on disposal are included in Non-interest income on the Consolidated Statement of Income.

Assets leased under a finance lease are capitalized as assets and depreciated on a straight-line basis over the lesser of the lease term and the estimated useful life of the asset.

The Bank records the obligation associated with the retirement of a long-lived asset at fair value in the period in which it is incurred and can be reasonably estimated, and records a corresponding increase to the carrying amount of the asset. The asset is depreciated on a straight-line basis over its remaining useful life while the liability is accreted to reflect the passage of time until the eventual settlement of the obligation.

Depreciation is recognized on a straight-line basis over the useful lives of the assets estimated by asset category, as follows:

Asset	Useful Life
Buildings	15 to 40 years
Computer equipment	2 to 8 years
Furniture and fixtures	3 to 15 years
Other equipment	5 to 15 years
Leasehold improvements	Lesser of the remaining lease term and the remaining useful life of the asset

The Bank assesses its depreciable assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying value of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, the Bank estimates the recoverable amount of the CGU to which the asset belongs. An impairment loss is recognized on the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses previously recognized are assessed and reversed if the circumstances leading to their impairment are no longer

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present. Reversal of any impairment loss will not exceed the carrying amount of the depreciable asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

NON-CURRENT ASSETS HELD-FOR-SALE

Individual non-current assets (and disposal groups) are classified as held-for-sale if they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups), and their sale must be highly probable to occur within one year. For a sale to be highly probable, management must be committed to a sales plan and initiate an active program to market the sale of the non-current assets (disposal groups). Non-current assets (and disposal groups) classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell on the Consolidated Balance Sheet. Subsequent to its initial classification as held-for-sale, a non-current asset (and disposal group) is no longer depreciated or amortized, and any subsequent write-downs in fair value less costs to sell or such increases not in excess of cumulative write-downs, are recognized in Other income on the Consolidated Statement of Income.

SHARE-BASED COMPENSATION

The Bank grants share options to certain employees as compensation for services provided to the Bank. The Bank uses a binomial tree-based valuation option pricing model to estimate fair value for all share option compensation awards. The cost of the share options is based on the fair value estimated at the grant date and is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period in addition to a period prior to the grant date. For the Bank's share options, this period is generally equal to five years. When options are exercised, the amount initially recognized in the contributed surplus balance is reduced, with a corresponding increase in common shares.

The Bank has various other share-based compensation plans where certain employees are awarded share units equivalent to the Bank's common shares as compensation for services provided to the Bank. The obligation related to share units is included in other liabilities. Compensation expense is recognized based on the fair value of the share units at the grant date adjusted for changes in fair value between the grant date and the vesting date, net of hedging activities, over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period, in addition to a period prior to the grant date. For the Bank's share units, this period is generally equal to four years.

EMPLOYEE BENEFITS

Defined Benefit Plans

Actuarial valuations are prepared at least every three years to determine the present value of the projected benefit obligation related to the Bank's principal pension and non-pension post-retirement benefit plans. In periods between actuarial valuations, an extrapolation is performed based on the most recent valuation completed. All actuarial gains and losses are recognized immediately in other comprehensive income, with cumulative gains and losses reclassified to retained earnings. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management's best estimates of discount rate, compensation increases, health care cost trend rate, and mortality rates, which are reviewed annually with the Bank's actuaries. The discount rate used to value liabilities is determined by reference to market yields on high quality corporate bonds with terms matching the plans' specific cash flows. The expense recognized includes the cost of benefits for employee service provided in the current year, net interest expense or income on the net defined benefit liability or asset, past service costs related to plan amendments, curtailments or settlements, and administrative costs. Plan amendment costs are recognized in the period of a plan amendment, irrespective of its vested status. Curtailments and settlements are recognized by the Bank when the curtailment or settlement occurs. A curtailment occurs when there is a significant reduction in the number of employees covered by the plan. A settlement occurs when the Bank enters into a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

The fair value of plan assets and the present value of the projected benefit obligation are measured as at October 31. The net defined benefit asset or liability represents the difference between the cumulative actuarial gains and losses, expenses, and recognized contributions and is reported in other assets or other liabilities.

Net defined benefit assets recognized by the Bank are subject to a ceiling which limits the asset recognized on the Consolidated Balance Sheet to the amount that is recoverable through refunds of contributions or future contribution holidays. In addition, where a regulatory funding deficit exists related to a defined benefit plan, the Bank is required to record a liability equal to the present value of all future cash payments required to eliminate that deficit.

Defined Contribution Plans

For defined contribution plans, annual pension expense is equal to the Bank's contributions to those plans.

INSURANCE

Premiums for short-duration insurance contracts are deferred as unearned premiums and reported in non-interest income on a straight-line basis over the contractual term of the underlying policies, usually twelve months. Such premiums are recognized net of amounts ceded for reinsurance and apply primarily to property and casualty contracts. Unearned premiums are reported in insurance-related liabilities, gross of premiums ceded to reinsurers which are recognized in other assets. Premiums from life and health insurance policies are recognized as income when earned in insurance revenue.

For property and casualty insurance, insurance claims and policy benefit liabilities represent current claims and estimates for future claims related to insurable events occurring at or before the Consolidated Balance Sheet date. These are determined by the appointed actuary in accordance with accepted actuarial practices and are reported as other liabilities. Expected claims and policy benefit liabilities are determined on a case-by-case basis and consider such variables as past loss experience, current claims trends and changes in the prevailing social, economic, and legal environment. These liabilities are continually reviewed, and as experience develops and new information becomes known, the liabilities are adjusted as necessary. In addition to reported claims information, the liabilities recognized by the Bank include a provision to account for the future development of insurance claims, including insurance claims incurred but not reported by policyholders (IBNR). IBNR liabilities are evaluated based on historical development trends and actuarial methodologies for groups of claims with similar attributes. For life and health insurance, actuarial liabilities represent the present values of future policy cash flows as determined using standard actuarial valuation practices. Actuarial liabilities are reported in insurance-related liabilities with changes reported in insurance claims and related expenses.

PROVISIONS

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, the amount of which can be reliably estimated, and it is probable that an outflow of resources will be required to settle the obligation.

Provisions are measured based on management's best estimate of the consideration required to settle the obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is material, provisions are measured at

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the present value of the expenditure expected to be required to settle the obligation, using a discount rate that reflects the current market assessment of the time value of money and the risks specific to the obligation.

INCOME TAXES

Income tax is comprised of current and deferred tax. Income tax is recognized on the Consolidated Statement of Income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities on the Consolidated Balance Sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. Deferred tax liabilities are not recognized on temporary differences arising on investments in subsidiaries, branches, and associates, and interests in joint ventures if the Bank controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The Bank records a provision for uncertain tax positions if it is probable that the Bank will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Bank's best estimate of the amount expected to be paid. Provisions are reversed to income in provision for (recovery of) income taxes in the period in which management determines they are no longer required or as determined by statute.

FINANCIAL INSTRUMENTS OTHER THAN DERIVATIVES PRIOR TO NOVEMBER 1, 2017 UNDER IAS 39

The following is applicable to periods prior to November 1, 2017 for financial instruments accounted for under IAS 39, to the extent not already discussed earlier in this Note.

Classification and Measurement of Financial Assets and Financial Liabilities

Available-for-Sale Securities

Financial assets not classified as trading, designated at fair value through profit or loss, held-to-maturity or loans, were classified as available-for-sale and included equity securities and debt securities.

Available-for-sale securities were recognized on a trade date basis and were generally carried at fair value on the Consolidated Balance Sheet with changes in fair value recognized in other comprehensive income.

Gains and losses realized on disposal of financial assets classified as available-for-sale were calculated on a weighted-average cost basis and were recognized in net securities gains (losses) in non-interest income. Dividends were recognized on the ex-dividend date and interest income was recognized on an accrual basis using EIRM. Both dividends and interest were included in Interest income on the Consolidated Statement of Income.

Impairment losses were recognized if there was objective evidence of impairment as a result of one or more events that occurred (a ‘loss event') and the loss event(s) resulted in a decrease in the estimated future cash flows of the instrument. A significant or prolonged decline in fair value below cost was considered objective evidence of impairment for available-for-sale equity securities. A deterioration in credit quality was considered objective evidence of impairment for available-for-sale debt securities. Qualitative factors were also considered when assessing impairment for available-for-sale securities. When impairment was identified, the cumulative net loss previously recognized in other comprehensive income, less any impairment loss previously recognized on the Consolidated Statement of Income, was removed from other comprehensive income and recognized in Net securities gains (losses) in Non-interest income on the Consolidated Statement of Income.

If the fair value of a previously impaired equity security subsequently increased, the impairment loss was not reversed through the Consolidated Statement of Income. Subsequent increases in fair value were recognized in other comprehensive income. If the fair value of a previously impaired debt security subsequently increased and the increase could be objectively related to an event occurring after the impairment was recognized on the Consolidated Statement of Income, then the impairment loss was reversed through the Consolidated Statement of Income. An increase in fair value in excess of impairment recognized previously on the Consolidated Statement of Income was recognized in other comprehensive income.

Held-to-Maturity Securities

Debt securities with fixed or determinable payments and fixed maturity dates, that did not meet the definition of loans and receivables, and that the Bank intended and had the ability to hold to maturity were classified as held-to-maturity and were carried at amortized cost, net of impairment losses. Securities classified as held-to-maturity were assessed for objective evidence of impairment at the counterparty-specific level. If there was no objective evidence of impairment at the counterparty-specific level then the security was grouped with other held-to-maturity securities with similar credit risk characteristics and was collectively assessed for impairment, which considered losses incurred but not identified. Interest income was recognized using EIRM and was included in Interest income on the Consolidated Statement of Income.

Financial Assets and Liabilities Designated at Fair Value through Profit or Loss

Certain financial assets and financial liabilities that did not meet the definition of trading could be designated at FVTPL on initial recognition. To be designated at FVTPL, financial assets and financial liabilities had to meet one of the following criteria: (1) the designation eliminated or significantly reduced a measurement or recognition inconsistency (also referred to as "an accounting mismatch"); (2) a group of financial assets, financial liabilities, or both, was managed and its performance was evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contained one or more embedded derivatives unless a) the embedded derivative did not significantly modify the cash flows that otherwise would be required by the contract, or b) it was clear with little or no analysis that separation of the embedded derivative from the financial instrument was prohibited. In addition, the FVTPL designation was available only for those financial instruments for which a reliable estimate of fair value could be obtained. Once financial assets and financial liabilities were designated at FVTPL, the designation was irrevocable.

Financial assets and financial liabilities designated at FVTPL were carried at fair value on the Consolidated Balance Sheet, with changes in fair value as well as any gains or losses realized on disposal recognized in income (loss) from financial instruments designated at fair value at profit or loss. Interest was recognized on an accrual basis and was included in interest income or interest expense.

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Embedded Derivatives

Derivatives that were embedded in financial assets and liabilities were separated from their host instruments and treated as separate derivatives when their characteristics and risks were not closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative met the definition of a derivative, and the combined contract was not held-for-trading or designated at fair value through profit or loss. These embedded derivatives, which were bifurcated from the host contract, were recognized on the Consolidated Balance Sheet as Derivatives and measured at fair value with subsequent changes recognized in Non-interest income on the Consolidated Statement of Income.

Impairment – Allowance for Credit Losses

Loan Impairment, Excluding Acquired Credit-Impaired Loans

A loan, including a debt security classified as a loan, was considered impaired when there was objective evidence that there had been a deterioration of credit quality subsequent to the initial recognition of the loan (a ‘loss event') to the extent the Bank no longer had reasonable assurance as to the timely collection of the full amount of principal and interest. Indicators of impairment could include, but were not limited to, one or more of the following:

•	Significant financial difficulty of the issuer or obligor;
•	A breach of contract, such as a default or delinquency in interest or principal payments;
•	Increased probability that the borrower would enter bankruptcy or other financial reorganization; or
•	The disappearance of an active market for that financial asset.

A loan was reclassified back to performing status when it had been determined that there was reasonable assurance of full and timely repayment of interest and principal in accordance with the original or revised contractual conditions of the loan and all criteria for the impaired classification had been remedied. For gross impaired debt securities classified as loans, subsequent to any recorded impairment, interest income continued to be recognized using EIRM which was used to discount the future cash flows for the purpose of measuring the credit loss.

Renegotiated Loans

In cases where a borrower experienced financial difficulties the Bank may have granted certain concessionary modifications to the terms and conditions of a loan. Modifications may have included payment deferrals, extension of amortization periods, rate reductions, principal forgiveness, debt consolidation, forbearance and other modifications intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. The Bank had policies in place to determine the appropriate remediation strategy based on the individual borrower. Once modified, additional impairment was recorded where the Bank identified a decrease in the modified loan's estimated realizable value as a result of the modification. Modified loans were assessed for impairment, consistent with the Bank's policies for impairment.

Allowance for Credit Losses, Excluding Acquired Credit-Impaired Loans

The allowance for credit losses represented management's best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. The allowance for loan losses, which included credit-related allowances for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans, was deducted from Loans on the Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which related to certain guarantees, letters of credit, and undrawn lines of credit, was recognized in Other liabilities on the Consolidated Balance Sheet. Allowances for lending portfolios reported on the balance sheet and off-balance sheet exposures were calculated using the same methodology. The allowance was increased by the provision for credit losses and decreased by write-offs net of recoveries and disposals. The Bank maintained both counterparty-specific and collectively assessed allowances. Each quarter, allowances were reassessed and adjusted based on any changes in management's estimate of the future cash flows estimated to be recovered. Credit losses on impaired loans were recognized by means of an allowance for credit losses until a loan was written off.

A loan was written off against the related allowance for credit losses when there was no realistic prospect of recovery. Non-retail loans were generally written off when all reasonable collection efforts had been exhausted, such as when a loan was sold, when all security had been realized, or when all security had been resolved with the receiver or bankruptcy court. Non-real estate secured retail loans were generally written off when contractual payments were 180 days past due, or when a loan was sold. Real-estate secured retail loans were generally written off when the security was realized.

Counterparty-Specific Allowance

Individually significant loans, such as the Bank's medium-sized business and government loans and debt securities classified as loans, were assessed for impairment at the counterparty-specific level. The impairment assessment was based on the counterparty's credit ratings, overall financial condition, and where applicable, the realizable value of the collateral. Collateral was reviewed at least annually and when conditions arose indicating an earlier review was necessary. An allowance, if applicable, was measured as the difference between the carrying amount of the loan and the estimated recoverable amount. The estimated recoverable amount was the present value of the estimated future cash flows, discounted using the loan's original EIR.

Collectively Assessed Allowance for Individually Insignificant Impaired Loans

Individually insignificant impaired loans, such as the Bank's personal and small business loans and credit cards, were collectively assessed for impairment. Allowances were calculated using a formula that incorporated recent loss experience, historical default rates which were delinquency levels in interest or principal payments that indicated impairment, other applicable observable data, and the type of collateral pledged.

Collectively Assessed Allowance for Incurred but Not Identified Credit Losses

If there was no objective evidence of impairment for an individual loan, whether significant or not, the loan was included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. This allowance was referred to as the allowance for incurred but not identified credit losses. The level of the allowance for each group depended upon an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators. Historical loss experience was adjusted based on observable data to reflect the effects of conditions which existed at the time. The allowance for incurred but not identified credit losses was calculated using credit risk models that considered probability of default (loss frequency), loss given credit default (loss severity), and exposure at default (EAD). For purposes of measuring the collectively assessed allowance for incurred but not identified credit losses, default was defined as delinquency levels in interest or principal payments that would indicate impairment.

Acquired Loans

Acquired loans were initially measured at fair value which considered incurred and expected future credit losses estimated at the acquisition date and also reflected adjustments based on the acquired loan's interest rate in comparison to market rates. As a result, no allowance for credit losses was recorded on the

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date of acquisition. When loans were acquired with evidence of incurred credit loss where it was probable at the purchase date that the Bank would be unable to collect all contractually required principal and interest payments, they were generally considered to be ACI loans.

Acquired performing loans were subsequently accounted for at amortized cost based on their contractual cash flows and any acquisition-related discount or premium was considered to be an adjustment to the loan yield and recognized in interest income using EIRM over the term of the loan, or the expected life of the loan for acquired loans with revolving terms. Credit-related discounts relating to incurred losses for acquired loans were not accreted. Acquired loans were subject to impairment assessments under the Bank's credit loss framework similar to the Bank's originated loan portfolio.

Acquired Credit-Impaired Loans

ACI loans were identified as impaired at acquisition based on specific risk characteristics of the loans, including past due status, performance history and recent borrower credit scores.

ACI loans were accounted for based on the present value of expected cash flows as opposed to their contractual cash flows. The Bank determined the fair value of these loans at the acquisition date by discounting expected cash flows at a discount rate that reflected factors a market participant would use when determining fair value including management assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that were reflective of market conditions. With respect to certain individually significant ACI loans, accounting was applied individually at the loan level. The remaining ACI loans were aggregated provided that they were acquired in the same fiscal quarter and had common risk characteristics. Aggregated loans were accounted for as a single asset with aggregated cash flows and a single composite interest rate.

Subsequent to acquisition, the Bank regularly reassessed and updated its cash flow estimates for changes to assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that were reflective of market conditions. Probable decreases in expected cash flows triggered the recognition of additional impairment, which was measured based on the present value of the revised expected cash flows discounted at the loan's EIR as compared to the carrying value of the loan. Impairment was recorded through the provision for credit losses.

Probable and significant increases in expected cash flows would first reverse any previously taken impairment with any remaining increase recognized in income immediately as interest income. In addition, for fixed-rate ACI loans the timing of expected cash flows may have increased or decreased which may have resulted in adjustments through interest income to the carrying value in order to maintain the inception yield of the ACI loan.

If the timing and/or amounts of expected cash flows on ACI loans were determined not to be reasonably estimable, no interest was recognized.

NOTE 3:  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank's accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank's Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.

CLASSIFICATION AND MEASUREMENT OF FINANCIAL ASSETS

Business Model Assessment

The Bank determines its business models based on the objective under which its portfolios of financial assets are managed. Refer to Note 2 for details on the Bank's business models. In determining its business models, the Bank considers the following:

•	Management's intent and strategic objectives and the operation of the stated policies in practice;
•	The primary risks that affect the performance of the business model and how these risks are managed;
•	How the performance of the portfolio is evaluated and reported to management; and
•	The frequency and significance of financial asset sales in prior periods, the reasons for such sales and the expected future sales activities.

Sales in themselves do not determine the business model and are not considered in isolation. Instead, sales provide evidence about how cash flows are realized. A held-to-collect business model will be reassessed by the Bank to determine whether any sales are consistent with an objective of collecting contractual cash flows if the sales are more than insignificant in value or infrequent.

Solely Payments of Principal and Interest Test

In assessing whether contractual cash flows are SPPI, the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that they would not be consistent with a basic lending arrangement. In making the assessment, the Bank considers the primary terms as follows and assess if the contractual cash flows of the instruments continue to meet the SPPI test:

•	Performance-linked features;
•	Terms that limit the Bank's claim to cash flows from specified assets (non-recourse terms);
•	Prepayment and extension terms;
•	Leverage features; and
•	Features that modify elements of the time value of money.

IMPAIRMENT OF FINANCIAL ASSETS

Significant Increase in Credit Risk

For retail exposures, criteria for assessing significant increase in credit risk are defined at the appropriate product or portfolio level and vary based on the exposure's credit risk at origination. The criteria include relative changes in PD, absolute PD backstop, and delinquency backstop when contractual payments are more than 30 days past due. Credit risk has increased significantly since initial recognition when one of the criteria is met.

For non-retail exposures, BRR is determined on an individual borrower basis using industry and sector-specific credit risk models that are based on historical data. Current and forward-looking information that is specific to the borrower, industry, and sector is considered based on expert credit judgment. Criteria for assessing significant increase in credit risk are defined at the appropriate segmentation level and vary based on the BRR of the exposure at origination. Criteria

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 22

include relative changes in BRR, absolute BRR backstop, and delinquency backstop when contractual payments are more than 30 days past due. Credit risk has increased significantly since initial recognition when one of the criteria is met.

Measurement of Expected Credit Loss

For retail exposures, ECLs are calculated as the product of PD, loss given default (LGD), and exposure at default (EAD) at each time step over the remaining expected life of the financial asset and discounted to the reporting date at the effective interest rate. PD estimates represent the point-in-time PD, updated quarterly based on the Bank's historical experience, current conditions, and relevant forward-looking expectations over the expected life of the exposure to determine the lifetime PD curve. LGD estimates are determined based on historical charge-off events and recovery payments, current information about attributes specific to the borrower, and direct costs. Expected cash flows from collateral, guarantees, and other credit enhancements are incorporated in LGD if integral to the contractual terms. Relevant macroeconomic variables are incorporated in determining expected LGD. EAD represents the expected balance at default across the remaining expected life of the exposure. EAD incorporates forward-looking expectations about repayments of drawn balances and expectations about future draws where applicable.

For non-retail exposures, ECLs are calculated based on the present value of cash shortfalls determined as the difference between contractual cash flows and expected cash flows over the remaining expected life of the financial instrument. Lifetime PD is determined by mapping the exposure's BRR to point-in-time PD over the expected life. LGD estimates are determined by mapping the exposure's facility risk rating (FRR) to expected LGD which takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure. Relevant macroeconomic variables are incorporated in determining expected PD and LGD. Expected cash flows are determined by applying the expected LGD to the contractual cash flows to calculate cash shortfalls over the expected life of the exposure.

Forward-Looking Information

In calculating the ECL, the Bank employs internally developed models that utilize parameters for PD, LGD, and EAD. Forward-looking macroeconomic factors including at the regional level are incorporated in the risk parameters as relevant. Additional risk factors that are industry or segment-specific are also incorporated, where relevant. Forward-looking macroeconomic forecasts are generated by TD Economics as part of the ECL process: A base economic forecast is accompanied with upside and downside estimates of realistically possible economic conditions. All economic forecasts are updated quarterly for each variable on a regional basis where applicable and incorporated as relevant into the quarterly modelling of base, upside and downside risk parameters used in the calculation of ECL scenarios and probability-weighted ECL. The macroeconomic variable estimations are statistically derived relative to the base forecast based on the historical distribution of each variable. TD Economics will apply judgment to recommend probability weights to each forecast on a quarterly basis. The proposed macroeconomic forecasts and probability weightings are subject to robust management review and challenge process by a cross-functional committee that includes representation from TD Economics, Risk, Finance, and Business. ECLs calculated under each of the three forecasts are applied against the respective probability weightings to determine the probability-weighted ECLs. Refer to Note 8 for further details on the macroeconomic variables and ECL sensitivity.

Expert Credit Judgment

ECLs are recognized on initial recognition of the financial assets. Allowance for credit losses represents management's best estimate of risk of default and ECLs on the financial assets, including any off-balance sheet exposures, at the balance sheet date. Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date by considering reasonable and supportable information that is not already included in the quantitative models.

Management's judgment is used to determine the point within the range that is the best estimate for the qualitative component contributing to ECLs, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators and forward-looking information that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

FAIR VALUE MEASUREMENTS

The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models. For example, the future decommissioning of Interbank Offered Rates (IBOR) may also have an impact on the fair value of products that reference or use valuation models with IBOR inputs.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5.

DERECOGNITION

Certain assets transferred may qualify for derecognition from the Bank's Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets have been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset have been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in accumulated other comprehensive income. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets, and the rate at which to discount these expected future

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cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank's Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows. Differences between the actual cash flows and the Bank's estimate of future cash flows are recognized in trading income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES

The recoverable amount of the Bank's cash-generating units (CGU) is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price-earnings multiples, discount rates, and terminal multiples. Management is required to use judgment in estimating the recoverable amount of CGUs, and the use of different assumptions and estimates in the calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank's CGUs are determined by management using risk based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). Any capital not directly attributable to the CGUs is held within the Corporate segment. The Bank's capital oversight committees provide oversight to the Bank's capital allocation methodologies.

EMPLOYEE BENEFITS

The projected benefit obligation and expense related to the Bank's pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rates, compensation increases, health care cost trend rates, and mortality rates are management's best estimates and are reviewed annually with the Bank's actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to value liabilities is determined by reference to market yields on high quality corporate bonds with terms matching the plans' specific cash flows. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in actuarial gains and losses which are recognized in other comprehensive income during the year and also impact expenses in future periods.

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank's best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank's forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

PROVISIONS

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank's best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank's provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank's management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank's management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank's experience, the experience of others in similar cases, and the opinions and views of legal counsel.

Certain of the Bank's provisions relate to restructuring initiatives initiated by the Bank. Restructuring provisions require management's best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for provisions.

INSURANCE

The assumptions used in establishing the Bank's insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome taking account of all the uncertainties involved.

For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies. Critical assumptions used in the measurement of life and health insurance contract liabilities are determined by the appointed actuary.

Further information on insurance risk assumptions is provided in Note 22.

CONSOLIDATION OF STRUCTURED ENTITIES

Management judgment is required when assessing whether the Bank should consolidate an entity. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment of voting rights for certain structured entities. In this case, judgment is required to establish whether the Bank has decision-making power over the key relevant activities of the entity and whether the Bank has the ability to use that power to absorb significant variable returns from the entity. If it is determined that the Bank has both decision-making power and significant variable returns from the entity, judgment is also used to determine whether any such power is exercised by the Bank as principal, on its own behalf, or as agent, on behalf of another counterparty.

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Assessing whether the Bank has decision-making power includes understanding the purpose and design of the entity in order to determine its key economic activities. In this context, an entity's key economic activities are those which predominantly impact the economic performance of the entity. When the Bank has the current ability to direct the entity's key economic activities, it is considered to have decision-making power over the entity.

The Bank also evaluates its exposure to the variable returns of a structured entity in order to determine if it absorbs a significant proportion of the variable returns the entity is designed to create. As part of this evaluation, the Bank considers the purpose and design of the entity in order to determine whether it absorbs variable returns from the structured entity through its contractual holdings, which may take the form of securities issued by the entity, derivatives with the entity, or other arrangements such as guarantees, liquidity facilities, or lending commitments.

If the Bank has decision-making power over the entity and absorbs significant variable returns from the entity, it then determines if it is acting as principal or agent when exercising its decision-making power. Key factors considered include the scope of its decision-making powers; the rights of other parties involved with the entity, including any rights to remove the Bank as decision-maker or rights to participate in key decisions; whether the rights of other parties are exercisable in practice; and the variable returns absorbed by the Bank and by other parties involved with the entity. When assessing consolidation, a presumption exists that the Bank exercises decision-making power as principal if it is also exposed to significant variable returns, unless an analysis of the factors above indicates otherwise.

The decisions above are made with reference to the specific facts and circumstances relevant for the structured entity and related transaction(s) under consideration.

IMPAIRMENT OF FINANCIAL ASSETS PRIOR TO NOVEMBER 1, 2017 UNDER IAS 39

The following is applicable to periods prior to November 1, 2017 for financial instruments accounted for under IAS 39.

Available-for-Sale Securities

Impairment losses were recognized on available-for-sale securities if there was objective evidence of impairment as a result of one or more events that occurred after initial recognition and the loss event(s) resulted in a decrease in the estimated cash flows of the instrument. The Bank individually reviewed these securities at least quarterly for the presence of these conditions. For available-for-sale equity securities, a significant or prolonged decline in fair value below cost was considered objective evidence of impairment. For available-for-sale debt securities, a deterioration of credit quality was considered objective evidence of impairment. Other factors considered in the impairment assessment included financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Held-to-Maturity Securities

Impairment losses were recognized on held-to-maturity securities if there was objective evidence of impairment as a result of one or more events that occurred after initial recognition and the loss event(s) resulted in a decrease in the estimated cash flows of the instrument. The Bank reviewed these securities at least quarterly for impairment at the counterparty-specific level. If there was no objective evidence of impairment at the counterparty-specific level then the security was grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment, which considered losses incurred but not identified. A deterioration of credit quality was considered objective evidence of impairment. Other factors considered in the impairment assessment included the financial position and key financial indicators of the issuer, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans

A loan, including a debt security classified as a loan, was considered impaired when there was objective evidence that there had been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent the Bank no longer had reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assessed loans for objective evidence of impairment individually for loans that were individually significant, and collectively for loans that were not individually significant. The allowance for credit losses represented management's best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Management exercised judgment as to the timing of designating a loan as impaired, the amount of the allowance required, and the amount that would be recovered once the borrower defaulted. Changes in the amount that management expected to recover would have a direct impact on the provision for credit losses and may have resulted in a change in the allowance for credit losses.

If there was no objective evidence of impairment for an individual loan, whether significant or not, the loan was included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employed internally developed models that utilized parameters for PD, LGD, and EAD. Management's judgment was used to determine the point within the range that was the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that were not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for credit losses and may have resulted in a change in the incurred but not identified allowance for credit losses.

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NOTE 4:  CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICIES

The following new standard has been adopted by the Bank on November 1, 2017.

IFRS 9 FINANCIAL INSTRUMENTS

On November 1, 2017, the Bank adopted IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9. The Bank has an accounting policy choice to apply the hedge accounting requirements of IFRS 9 or IAS 39. The Bank has made the decision to continue applying the IAS 39 hedge accounting requirements at this time and will comply with the revised annual hedge accounting disclosures as required by the related amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7).

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks" which mandated that all domestic systemically important banks (D-SIBs), including the Bank, were required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. As such, on November 1, 2017, the Bank adopted IFRS 9 retrospectively. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. However, the Bank made the decision not to restate comparative period financial information and has recognized any measurement differences between the previous carrying amounts and the new carrying amounts on November 1, 2017, through an adjustment to opening retained earnings or AOCI, as applicable. Refer to Note 2 for accounting policies under IAS 39 applied during those periods.

Amendments were also made to IFRS 7 introducing expanded qualitative and quantitative disclosures related to IFRS 9, which the Bank has also adopted for the annual period beginning November 1, 2017. Refer to Note 2 and 3 for further details.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 26

Summary of impact upon adoption of IFRS 9 – Classification and measurement

The following table summarizes the classification and measurement impact as at November 1, 2017. Reclassifications represent movements of the carrying amount of financial assets and liabilities which have changed their classification. Remeasurement represents changes in the carrying amount of the financial assets and liabilities due to changes in their measurement.

FINANCIAL ASSETS

(millions of Canadian dollars)		As at Oct. 31, 2017			As at Nov. 1, 2017
IAS 39	IAS 39 Measurement Category	IAS 39 Carrying Amount	Re- classifications	Re- measurement	IFRS 9 Carrying Amount	IFRS 9 Measurement Category	IFRS 9	Note
Cash and due from banks	Amortized Cost	$3,971	$–	$–	$3,971	Amortized Cost	Cash and due from banks
Interest-bearing deposits with banks	Amortized Cost	51,185	–	–	51,185	Amortized Cost	Interest-bearing deposits with banks
Trading loans, securities, and other							Trading loans, securities, and other
Debt securities	FVTPL	53,402	–	–	53,402	FVTPL	Debt securities
Equity securities	FVTPL	32,010	–	–	32,010	FVTPL	Equity securities
Loans	FVTPL	11,235	(86)	–	11,149	FVTPL	Loans	(1)
Commodities and other	FVTPL	7,271	–	–	7,271	FVTPL	Commodities and other
		103,918	(86)	–	103,832
							Non-trading financial assets at FVTPL
			3,734	–	3,734	FVTPL	Debt securities	(2)
			369	–	369	FVTPL	Debt securities	(3)
			196	68	264	FVTPL	Equity securities	(4)
			2,857	–	2,857	FVTPL	Loans	(5)
			1,917	1	1,918	FVTPL	Loans	(6)
			86	–	86	FVTPL	Loans	(1)
			44	–	44	FVTPL	Loans	(5)
			9,203	69	9,272
Derivatives	FVTPL	56,195	–	–	56,195	FVTPL	Derivatives
Financial assets designated at FVTPL							Financial assets designated at FVTPL
Debt securities	FVTPL	3,150	–	–	3,150	FVTPL	Debt securities	(7)
Debt securities	FVTPL	369	(369)	–	–	FVTPL	Debt securities	(3)
Debt securities	FVTPL	513	(513)	–	–	FVTPL	Debt securities	(8)
		4,032	(882)	–	3,150
Available-for-sale securities							Financial assets at FVOCI
Debt securities	FVOCI	142,927	(3,734)	–	139,193	FVOCI	Debt securities	(2)
Debt securities	FVOCI	1,197	(1,197)	–	–	FVOCI	Debt securities	(9)
Equity securities	FVOCI	2,287	(196)	–	2,091	FVOCI	Equity securities	(4)(10)
Loans	FVOCI	–	1,823	–	1,823	FVOCI	Loans	(11)
		146,411	(3,304)	–	143,107
Held-to-maturity securities							Debt securities at amortized cost, net of allowance for credit losses
Debt securities	Amortized Cost	71,363	–	29	71,392	Amortized Cost	Debt securities	(12)
			3,209	–	3,209	Amortized Cost	Debt securities	(13)
			1,197	(7)	1,190	Amortized Cost	Debt securities	(9)
			513	–	513	Amortized Cost	Debt securities	(8)
			(155)	8	(147)		Allowance for security losses	(14)
		71,363	4,764	30	76,157
Securities purchased under reverse repurchase agreements							Securities purchased under reverse repurchase agreements
Securities purchased under reverse repurchase agreements	FVTPL	1,345	653	–	1,998	FVTPL	Securities purchased under reverse repurchase agreements	(15)
Securities purchased under reverse repurchase agreements	Amortized Cost	133,084	(653)	–	132,431	Amortized Cost	Securities purchased under reverse repurchase agreements	(15)
		134,429	–	–	134,429
Loans							Loans
Residential mortgages	Amortized Cost	222,079	(2,857)	–	219,222	Amortized Cost	Residential mortgages	(5)
Consumer instalment and other personal	Amortized Cost	157,101	(44)	–	157,057	Amortized Cost	Consumer instalment and other personal	(5)
Credit card	Amortized Cost	33,007	–	–	33,007	Amortized Cost	Credit card
Business and government	Amortized Cost	199,053	(1,823)	–	197,230	Amortized Cost	Business and government	(11)
Business and government	Amortized Cost	1,925	(1,925)	–	–	Amortized Cost	Business and government	(6)
Debt securities classified as loans	Amortized Cost	3,209	(3,209)	–	–	Amortized Cost		(13)
Total Loans before allowance		616,374	(9,858)	–	606,516		Total Loans before allowance
Allowance for loan losses		(3,783)	156	152	(3,475)		Allowance for loan losses	(14)
Loans, net of allowance for loan losses		612,591	(9,702)	152	603,041		Loans, net of allowance for loan losses
Other							Other
Customers' liability under acceptances	Amortized Cost	17,297	–	–	17,297	Amortized Cost	Customers' liability under acceptances
Amounts receivable from brokers, dealers, and clients	Amortized Cost	29,971	–	–	29,971	Amortized Cost	Amounts receivable from brokers, dealers, and clients
Other financial assets	Amortized Cost	4,556	8	(28)	4,536	Amortized Cost	Other financial assets
		51,824	8	(28)	51,804
Total financial assets		1,235,919	1	223	1,236,143		Total financial assets
Non-financial assets		43,076	–	2	43,078		Non-financial assets	(16)
Total assets		$1,278,995	$1	$225	$1,279,221		Total assets

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 27

FINANCIAL LIABILITIES

(millions of Canadian dollars)		As at Oct. 31, 2017			As at Nov. 1, 2017
IAS 39	IAS 39 Measurement Category	IAS 39 Carrying Amount	Re- classifications	Re- measurement	IFRS 9 Carrying Amount	IFRS 9 Measurement Category	IFRS 9	Note
Trading deposits	FVTPL	$79,940	$–	$–	$79,940	FVTPL	Trading deposits
Derivatives	FVTPL	51,214	–	–	51,214	FVTPL	Derivatives
Securitization liabilities at fair value	FVTPL	12,757	–	–	12,757	FVTPL	Securitization liabilities at fair value
Deposits	Amortized Cost	832,824	–	–	832,824	Amortized Cost	Deposits
Acceptances	Amortized Cost	17,297	–	–	17,297	Amortized Cost	Acceptances
Obligations related to securities sold short	FVTPL	35,482	–	–	35,482	FVTPL	Obligations related to securities sold short
Obligations related to securities sold under repurchase agreements	Amortized Cost/FVTPL	88,591	–	–	88,591	Amortized Cost/FVTPL	Obligations related to securities sold under repurchase agreements
Securitization liabilities at amortized cost	Amortized Cost	16,076	–	–	16,076	Amortized Cost	Securitization liabilities at amortized cost
Amounts payable to brokers, dealers, and clients	Amortized Cost	32,851	–	–	32,851	Amortized Cost	Amounts payable to brokers, dealers, and clients
Subordinated notes and debentures	Amortized Cost	9,528	–	–	9,528	Amortized Cost	Subordinated notes and debentures
Other financial liabilities	Amortized Cost	9,934	–	250	10,184	Amortized Cost	Other financial liabilities	(14)
Total financial liabilities		1,186,494	–	250	1,186,744		Total financial liabilities
Non-financial liabilities		17,311	–	–	17,311		Non-financial liabilities
Total liabilities		1,203,805	–	250	1,204,055		Total liabilities
Retained earnings		40,489	–	53	40,542		Retained earnings
Accumulated other comprehensive income		8,006	1	(78)	7,929		Accumulated other comprehensive income
Other equity		26,695	–	–	26,695		Other equity
Total liabilities and equity		$1,278,995	$1	$225	$1,279,221		Total liabilities and equity

[1]

Certain loans that met the definition of trading under IAS 39 have been reclassified to non-trading financial assets at FVTPL, as these loans are held within a business model that is managed on a fair value basis but are not subject to active and frequent buying and selling with the objective of generating a profit from short-term fluctuations in price.

[2]

Certain available-for-sale (AFS) debt securities under IAS 39 are required to be measured at FVTPL under IFRS 9 as these securities do not pass the SPPI test. Previously recognized changes in fair value on these securities were reclassified to retained earnings.

[3]	Certain debt securities designated at FVTPL under IAS 39 are required to be measured at FVTPL under IFRS 9 as they do not pass the SPPI test.
[4]

Certain equity securities classified as AFS under IAS 39 have been reclassified to non-trading financial assets at FVTPL. Unrealized gains (losses) on the AFS equity securities were reclassified to retained earnings. In addition, certain AFS equity securities were measured at cost under IAS 39 as they did not have a quoted market price in an active market and their fair value could not be reliably measured. Under IFRS 9, these equity securities are required to be measured at fair value as the exception under IAS 39 is no longer available. The difference between the cost and the fair value was recorded in retained earnings.

[5]	Certain loans are held in a business model managed on a fair value basis under IFRS 9 and are therefore reclassified to non-trading financial assets at FVTPL.
[6]

Certain business and government loans are required to be measured at FVTPL as they do not pass the SPPI test. The carrying value of these loans was adjusted to reflect their fair value with the difference recorded in retained earnings.

[7]	Certain debt securities designated at FVTPL under IAS 39 have been similarly re-designated to be measured at FVTPL to achieve a significant reduction in accounting mismatch.
[8]

Certain debt securities held by the Bank were designated at FVTPL under IAS 39. Under IFRS 9, the designation was revoked and these debt securities are held within a held-to-collect business model and are measured at amortized cost. Previously recognized changes in fair value of these securities were reversed through retained earnings. The fair value of these debt securities was $1,143 million as at October 31, 2018. Had the Bank not reclassified these debt securities to amortized cost, the change in fair value recognized on the Consolidated Statement of Income would not have been material during the year ended October 31, 2018. The effective interest rate of these debt securities determined on November 1, 2017 ranged from 0.55% to 1.38% and interest income of $11 million was recognized during the year ended October 31, 2018.

[9]

Certain debt securities classified as AFS under IAS 39 were held within a business model with an objective to hold assets to collect contractual cash flows. The carrying value of these debt securities as at November 1, 2017 has been adjusted to amortized cost through AOCI. The fair value of these debt securities was $1.2 billion as at October 31, 2018. Had the Bank not reclassified these debt securities to amortized cost, the change in unrealized gains (losses) on AFS securities recognized on the Consolidated Statement of Comprehensive Income would have been a loss of $27 million during the year ended October 31, 2018.

[10]

Certain equity securities classified as AFS under IAS 39 have been designated to be measured at FVOCI under IFRS 9. Previously recognized impairment associated with these equity securities has been reclassified from retained earnings to AOCI.

[11]	Certain business and government loans measured at amortized cost under IAS 39 are included in a held-to-collect-and-sell business model under IFRS 9 and are measured at FVOCI.
[12]

Under IAS 39, certain debt securities were reclassified out of the AFS category to HTM at their fair value as of the reclassification date. Under IFRS 9, these debt securities are held within a held-to-collect business model and are measured at amortized cost. On transition, the carrying amount of these debt securities was adjusted through AOCI to reflect amortized cost measurement since their inception.

[13]	Debt securities classified as loans have been reclassified as debt securities at amortized cost under IFRS 9.
[14]	Refer to the impairment allowance reconciliation for remeasurement of credit losses under IFRS 9.
[15]

Certain securities purchased under reverse repurchase agreements were measured at amortized cost under IAS 39. These securities are included in a held-for-sale business model with a purpose to hold these instruments for trading and are measured at FVTPL.

[16]	Tax impact related to the adoption of IFRS 9.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 28

Summary of Impact upon adoption of IFRS 9 – Impairment

The reconciliation of the Bank's closing allowances for credit losses in accordance with IAS 39 and provisions for loan commitments and financial guarantee contracts in accordance with IAS 37 to the Bank's opening ECL determined in accordance with IFRS 9, as at November 1, 2017, is shown in the following table:

Reconciliation of the Closing Allowance for Credit Losses under IAS 39/IAS 37 to Opening Allowance for Credit Losses under IFRS 91

(millions of Canadian dollars)	IAS 39/IAS 37 closing balance as at October 31, 2017						IFRS 9 opening balance as at November 1, 2017
	Incurred but not identified	Counterparty- specific	Individually Insignificant	Total IAS 39/ IAS 37 closing balance	Re- classifications[2]	Re- measurement[3]	Stage 1	Stage 2	Stage 3	Total IFRS 9 opening balance
Loans
Residential mortgages	$36	$–	$42	$78	$–	$17	$24	$26	$45	$95
Consumer instalment and other personal	689	–	147	836	–	214	529	355	166	1,050
Credit card	1,231	–	335	1,566	–	39	763	521	321	1,605
Business and government	1,526	134	29	1,689	(10)	(172)	706	627	174	1,507
Debt securities classified as loans	20	126	–	146	(146)	–	–	–	–	–
	3,502	260	553	4,315	(156)	98	2,022	1,529	706	4,257
Acquired credit-impaired loans	–	3	32	35	–	–	–	–	35	35
Total loans, including off-balance sheet instruments	3,502	263	585	4,350	(156)	98	2,022	1,529	741	4,292
Less: Off-balance sheet instruments[4]	567	–	–	567	–	250	488	329	–	817
Total allowance for loan losses[5]	2,935	263	585	3,783	(156)	(152)	1,534	1,200	741	3,475
Debt securities at amortized cost[6,7]	–	–	–	–	155	(8)	–	21	126	147
Debt securities at fair value through other comprehensive income	$–	$–	$–	$–	$1	$4	$3	$2	$–	$5

[1]	Stage 3 allowance under IFRS 9 and counterparty-specific and individually insignificant allowance under IAS 39 represent allowance for credit losses on impaired financial assets.
[2]	Reclassifications represent the impact of classification and measurement changes on impairment allowances.
[3]	Remeasurement includes the impact of adopting the ECL model under IFRS 9, which has been recorded as an adjustment to opening retained earnings on November 1, 2017.
[4]	The allowance for credit losses for off-balance sheet instruments is recorded in Other liabilities on the Consolidated Balance Sheet.
[5]

Excludes allowance on securities purchased under reverse repurchase agreements, amounts receivable from brokers, dealers, and clients, and other assets which are netted against the related assets. The allowance for credit losses related to customers' liability under acceptances is included in business and government.

[6]	Impairment allowances related to held-to-maturity securities were previously included in the allowances for business and government loans under IAS 39.
[7]	Previously held-to-maturity securities and debt securities classified as loans under IAS 39.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provided additional transitional relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard. The Bank is required to adopt the standard for the annual period beginning on November 1, 2018. The standard is to be applied on a modified retrospective basis, recognizing the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings without restating comparative period financial information.

As at October 31, 2018, the Bank's current estimate of the adoption impact of IFRS 15, subject to refinement, is an overall reduction to Shareholder's Equity of approximately $41 million related to certain expenses not eligible for deferral under IFRS 15. The presentation of certain revenue and expense items will also be reclassified prospectively. These presentation changes are not significant and do not have an impact on net income.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, Leases (IAS 17), introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases on the balance sheet. Lessees will also recognize depreciation expense on the right-of-use asset, interest expense on the lease liability, and a shift in the timing of expense recognition in the statement of income. Short-term leases, which are defined as those that have a lease term of twelve months or less; and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. The Bank is continuing to assess the impact of the new standard on its portfolio of leases, including the impact upon its existing systems and internal controls.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment (IFRS 2), which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 29

after January 1, 2018, which is November 1, 2018 for the Bank. These amendments will be applied prospectively and will not have a significant impact on the Bank.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes a new model for recognizing insurance policy obligations, premium revenue, and claims-related expenses. IFRS 17 is currently effective for the Bank's annual reporting period beginning November 1, 2021; however, based on recent IASB meetings, an upcoming amendment to IFRS 17 and a deferral of the transition date by one year is anticipated. Any change to the Bank's transition date is subject to updates of OFSI's related Advisory. The Bank is currently assessing the impact of adopting this standard.

Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Revised Conceptual Framework), which provides a set of concepts to assist the IASB in developing standards and to help preparers consistently apply accounting policies where specific accounting standards do not exist. The framework is not an accounting standard and does not override the requirements that exist in other IFRS standards. The Revised Conceptual Framework describes that financial information must be relevant and faithfully represented to be useful, provides revised definitions and recognition criteria for assets and liabilities, and confirms that different measurement bases are useful and permitted. The Revised Conceptual Framework is effective for annual periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank, with early adoption permitted. The Bank is currently assessing the impact of adopting the revised framework.

NOTE 5:  FAIR VALUE MEASUREMENTS

Certain assets and liabilities, primarily financial instruments, are carried on the balance sheet at their fair value on a recurring basis. These financial instruments include trading loans and securities, non-trading financial assets at fair value through profit or loss, assets and liabilities designated at fair value through profit or loss, financial assets at fair value through other comprehensive income, derivatives, certain securities purchased under reverse repurchase agreements, certain deposits classified as trading, securitization liabilities at fair value, obligations related to securities sold short, and certain obligations related to securities sold under repurchase agreements. All other financial assets and financial liabilities are carried at amortized cost.

VALUATION GOVERNANCE

Valuation processes are guided by policies and procedures that are approved by senior management and subject matter experts. Senior Executive oversight over the valuation process is provided through various valuation-related committees. Further, the Bank has a number of additional controls in place, including an independent price verification process to ensure the accuracy of fair value measurements reported in the financial statements. The sources used for independent pricing comply with the standards set out in the approved valuation-related policies, which include consideration of the reliability, relevancy, and timeliness of data.

METHODS AND ASSUMPTIONS

The Bank calculates fair values for measurement and disclosure purposes based on the following methods of valuation and assumptions:

Government and Government-Related Securities

The fair value of Canadian government debt securities is based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government bond yield curves.

The fair value of U.S. federal and state government, as well as agency debt securities, is determined by reference to recent transaction prices, broker quotes, or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include to-be-announced (TBA) market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted-average maturity of the pool. Market inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.

The fair value of residential mortgage-backed securities is based on broker quotes, third-party vendor prices, or other valuation techniques, such as the use of option-adjusted spread (OAS) models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves and bid-ask spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality and liquidity.

Other Debt Securities

The fair value of corporate and other debt securities is based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the other valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government bond yield curves, credit spreads, and trade execution data.

Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask spreads. The model also takes into account relevant data about the underlying collateral, such as weighted-average terms to maturity and prepayment rate assumptions.

Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, such as for private equity securities, or where there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis, and multiples of earnings before taxes, depreciation and amortization, and other relevant valuation techniques.

If there are trading restrictions on the equity security held, a valuation adjustment is recognized against available prices to reflect the nature of the restriction. However, restrictions that are not part of the security held and represent a separate contractual arrangement that has been entered into by the Bank and a third-party do not impact the fair value of the original instrument.

Retained Interests

Retained interests are classified as trading securities and are initially recognized at its relative fair market value. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows. Differences between the actual cash flows and the Bank's

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 30

estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

Loans

The estimated fair value of loans carried at amortized cost reflects changes in market price that have occurred since the loans were originated or purchased. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. For floating-rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, fair value is assumed to approximate carrying value. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

The fair value of loans carried at fair value through profit or loss, which includes trading loans and loans designated at fair value through profit or loss, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers, and corroborates this information using valuation techniques or by obtaining consensus or composite prices from pricing services.

The fair value of loans carried at fair value through other comprehensive income is assumed to approximate amortized cost as they are generally floating rate performing loans that are short term in nature.

Commodities

The fair value of commodities is based on quoted prices in active markets, where available. The Bank also transacts commodity derivative contracts which can be traded on an exchange or in OTC markets.

Derivative Financial Instruments

The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, the Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate inputs that are observable in the market or can be derived from observable market data.

Prices derived by using models are recognized net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, commodity spot and forward prices, recovery rates, volatilities, spot prices, and correlation.

A credit risk valuation adjustment (CRVA) is recognized against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfill its obligations under the transaction. In determining CRVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and the Bank itself, in assessing potential future amounts owed to, or by the Bank.

The fair value of a derivative is partly a function of collateralization. The Bank uses the relevant overnight index swap curve to discount the cash flows for collateralized derivatives as most collateral is posted in cash and can be funded at the overnight rate.

A funding valuation adjustment (FVA) is recognized against the model value of OTC derivatives to recognize the market implied funding costs and benefits considered in the pricing and fair valuation of uncollateralized derivatives. Some of the key drivers of FVA include the market implied cost of funding spread over the London Interbank Offered Rate (LIBOR) and the expected average exposure by counterparty. FVA is further adjusted to account for the extent to which the funding cost is incorporated into observed traded levels and to calibrate to the expected term of the trade. The Bank will continue to monitor industry practice, and may refine the methodology and the products to which FVA applies to as market practices evolve.

Deposits

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

For trading deposits, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.

Securitization Liabilities

The fair value of securitization liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs, such as Canada Mortgage Bond (CMB) curves and mortgage-backed security (MBS) curves.

Obligations Related to Securities Sold Short

The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Securities Purchased Under Reverse Repurchase Agreements and Obligations Related to Securities Sold under Repurchase Agreements

Commodities and bonds purchased or sold with an agreement to sell or repurchase them at a later date at a fixed price are carried at fair value. The fair value of these agreements is based on valuation techniques such as discounted cash flow models which maximize the use of observable market inputs such as interest rate swap curves and commodity forward prices.

Subordinated Notes and Debentures

The fair value of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Portfolio Exception

IFRS 13, Fair Value Measurement provides a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk or risks. The Bank manages certain financial assets and financial liabilities,

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 31

such as derivative assets and derivative liabilities on the basis of net exposure and applies the portfolio exception when determining the fair value of these financial assets and financial liabilities.

Fair Value of Assets and Liabilities not carried at Fair Value

The fair value of assets and liabilities subsequently not carried at fair value include most loans, most deposits, certain securitization liabilities, most securities purchased under reverse repurchase agreements, most obligations relating to securities sold under repurchase agreements, and subordinated notes and debentures. For these instruments, fair values are calculated for disclosure purposes only, and the valuation techniques are disclosed above. In addition, the Bank has determined that the carrying value approximates the fair value for the following assets and liabilities as they are usually liquid floating rate financial instruments and are generally short term in nature: cash and due from banks, interest-bearing deposits with banks, securities purchased under reverse repurchase agreements, customers' liability under acceptances, amounts receivable from brokers, dealers, and clients, other assets, acceptances, obligations related to securities sold under repurchase agreements, amounts payable to brokers, dealers, and clients, and other liabilities.

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The fair values in the following table exclude assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities not carried at Fair Value1,2

(millions of Canadian dollars)			As at
	October 31, 2018[1]		October 31, 2017
	Carrying value	Fair value	Carrying value		Fair value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$60,535	$59,948	$	n/a	$	n/a
Other debt securities	46,636	46,316		n/a		n/a
Total debt securities at amortized cost, net of allowance for credit losses	107,171	106,264		n/a		n/a
Held-to-maturity securities
Government and government-related securities	n/a	n/a		45,623		45,708
Other debt securities	n/a	n/a		25,740		25,719
Total held-to-maturity securities	n/a	n/a		71,363		71,427
Loans, net of allowance for loan losses	646,393	642,542		609,529		610,491
Debt securities classified as loans	n/a	n/a		3,062		3,156
Total loans, net of allowance for loan losses	646,393	642,542		612,591		613,647
Total financial assets not carried at fair value	$753,564	$748,806		$683,954		$685,074

FINANCIAL LIABILITIES
Deposits	$851,439	$846,148		$832,824		$833,475
Securitization liabilities at amortized cost	14,683	14,654		16,076		16,203
Subordinated notes and debentures	8,740	9,027		9,528		10,100
Total financial liabilities not carried at fair value	$874,862	$869,829		$858,428		$859,778

[1]	Balances as at October 31, 2018 are prepared in accordance with IFRS 9. Prior period comparatives are based on IAS 39. Refer to Note 4 for further details.
[2]	This table excludes financial assets and liabilities where the carrying amount is a reasonable approximation of fair value.

Fair Value Hierarchy

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices for identical assets or liabilities that are traded in an active exchange market or highly liquid and actively traded in OTC markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 32

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at October 31.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars)									As at
			October 31, 2018[1]					October 31, 2017
	Level 1	Level 2	Level 3	Total	[2]	Level 1	Level 2	Level 3	Total	[2]
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other[3]
Government and government-related securities
Canadian government debt
Federal	$127	$14,335	$–	$14,462		$390	$8,678	$–	$9,068
Provinces	–	7,535	3	7,538		–	6,524	–	6,524
U.S. federal, state, municipal governments, and agencies debt	–	19,732	–	19,732		605	16,862	–	17,467
Other OECD government guaranteed debt	–	3,324	–	3,324		–	5,047	–	5,047
Mortgage-backed securities	–	2,029	–	2,029		–	1,906	–	1,906
Other debt securities
Canadian issuers	–	5,630	1	5,631		–	3,337	6	3,343
Other issuers	–	14,459	16	14,475		–	10,007	8	10,015
Equity securities
Common shares	43,699	53	–	43,752		31,921	21	–	31,942
Preferred shares	33	26	–	59		68	–	–	68
Trading loans	–	10,990	–	10,990		–	11,235	–	11,235
Commodities	5,540	340	–	5,880		7,139	132	–	7,271
Retained interests	–	25	–	25		–	32	–	32
	49,399	78,478	20	127,897		40,123	63,781	14	103,918
Non-trading financial assets at fair value through profit or loss[4]
Securities	176	2,095	408	2,679		n/a	n/a	n/a	n/a
Loans	–	1,317	19	1,336		n/a	n/a	n/a	n/a
	176	3,412	427	4,015		n/a	n/a	n/a	n/a
Derivatives
Interest rate contracts	33	12,365	–	12,398		21	15,324	–	15,345
Foreign exchange contracts	24	39,647	4	39,675		9	37,817	1	37,827
Credit contracts	–	9	–	9		–	34	–	34
Equity contracts	–	3,170	453	3,623		–	1,303	908	2,211
Commodity contracts	144	1,112	35	1,291		96	677	5	778
	201	56,303	492	56,996		126	55,155	914	56,195
Financial assets designated at fair value through profit or loss
Securities[3]	–	3,618	–	3,618		220	3,699	113	4,032
	–	3,618	–	3,618		220	3,699	113	4,032
Financial assets at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	12,731	–	12,731		n/a	n/a	n/a	n/a
Provinces	–	9,507	–	9,507		n/a	n/a	n/a	n/a
U.S. federal, state, municipal governments, and agencies debt	–	45,766	–	45,766		n/a	n/a	n/a	n/a
Other OECD government guaranteed debt	–	19,896	200	20,096		n/a	n/a	n/a	n/a
Mortgage-backed securities	–	6,633	–	6,633		n/a	n/a	n/a	n/a
Other debt securities
Asset-backed securities	–	21,407	562	21,969		n/a	n/a	n/a	n/a
Non-agency collateralized mortgage obligation portfolio	–	472	–	472		n/a	n/a	n/a	n/a
Corporate and other debt	–	8,483	24	8,507		n/a	n/a	n/a	n/a
Equity securities
Common shares	309	3	1,492	1,804		n/a	n/a	n/a	n/a
Preferred shares	235	–	135	370		n/a	n/a	n/a	n/a
Loans	–	2,745	–	2,745		n/a	n/a	n/a	n/a
	544	127,643	2,413	130,600		n/a	n/a	n/a	n/a
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	n/a	n/a	n/a	n/a		–	16,225	–	16,225
Provinces	n/a	n/a	n/a	n/a		–	7,922	–	7,922
U.S. federal, state, municipal governments, and agencies debt	n/a	n/a	n/a	n/a		–	48,280	–	48,280
Other OECD government guaranteed debt	n/a	n/a	n/a	n/a		–	21,122	–	21,122
Mortgage-backed securities	n/a	n/a	n/a	n/a		–	8,812	–	8,812
Other debt securities
Asset-backed securities	n/a	n/a	n/a	n/a		–	29,428	553	29,981
Non-agency collateralized mortgage obligation portfolio	n/a	n/a	n/a	n/a		–	1,715	–	1,715
Corporate and other debt	n/a	n/a	n/a	n/a		–	9,768	22	9,790
Equity securities
Common shares[5,6]	n/a	n/a	n/a	n/a		341	3	1,572	1,916
Preferred shares	n/a	n/a	n/a	n/a		242	–	123	365
Debt securities reclassified from trading	n/a	n/a	n/a	n/a		–	2	275	277
	n/a	n/a	n/a	n/a		583	143,277	2,545	146,405
Securities purchased under reverse repurchase agreements	–	3,920	–	3,920		–	1,345	–	1,345

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 33

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis (continued)
(millions of Canadian dollars)									As at
			October 31, 2018[1]					October 31, 2017
	Level 1	Level 2	Level 3	Total	[2]	Level 1	Level 2	Level 3	Total	[2]
FINANCIAL LIABILITIES
Trading deposits	$–	$111,680	$3,024	$114,704		$–	$77,419	$2,521	$79,940
Derivatives
Interest rate contracts	24	9,646	63	9,733		15	12,730	70	12,815
Foreign exchange contracts	18	34,897	3	34,918		10	33,599	–	33,609
Credit contracts	–	386	–	386		–	356	–	356
Equity contracts	–	1,319	1,077	2,396		–	1,999	1,801	3,800
Commodity contracts	134	695	8	837		97	534	3	634
	176	46,943	1,151	48,270		122	49,218	1,874	51,214
Securitization liabilities at fair value	–	12,618	–	12,618		–	12,757	–	12,757
Other financial liabilities designated at fair value through profit or loss	–	2	14	16		–	1	7	8
Obligations related to securities sold short[3]	1,142	38,336	–	39,478		2,068	33,414	–	35,482
Obligations related to securities sold under repurchase agreements	–	3,797	–	3,797		–	2,064	–	2,064

[1]	Balances as at October 31, 2018 are prepared in accordance with IFRS 9. Prior period comparatives have not been restated. Refer to Note 4 for further details.
[2]	Fair value is the same as carrying value.
[3]	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
[4]	Refer to Note 4 for further details on financial assets that were re-classified to non-trading as a result of adoption of IFRS 9.
[5]	As at October 31, 2017, includes Federal Reserve stock and Federal Home Loan Bank stock of $1.4 billion. These are redeemable by the issuer at cost which approximates fair value.
[6]

As at October 31, 2017, the carrying values of certain available-for-sale equity securities of $6 million are assumed to approximate fair value in the absence of quoted market prices in an active market and are excluded from the table above. As at October 31, 2018, these were included as FVOCI securities in the table above.

The Bank's policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

During the year ended October 31, 2018, the Bank transferred $20 million securities from Non-trading financial assets at fair value through profit or loss from Level 1 to Level 2. During the year ended October 31, 2017, the Bank transferred $164 million and $48 million of treasury securities designated at fair value through profit or loss and Obligations related to securities sold short respectively from Level 1 to Level 2 as they are now off-the-run and traded less frequently.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•

Transfers from Level 2 to Level 3 occur when an instrument's fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 34

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the years ended October 31.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at November 1 2017[1]	Total realized and unrealized gains (losses)		Movements			Transfers		Fair value as at October 31 2018	Change in unrealized gains (losses) on instruments still held[5]
		Included in income[2]	Included in OCI[3]	Purchases	Issuances	Other[4]	Into Level 3	Out of Level 3
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government- related securities
Canadian government debt
Provinces	$–	$–	$–	$1	$–	$–	$2	$–	$3	$–
Other debt securities
Canadian issuers	6	–	–	–	–	(4)	1	(2)	1	(1)
Other issuers	8	(5)	–	46	–	(31)	172	(174)	16	(2)
	14	(5)	–	47	–	(35)	175	(176)	20	(3)
Non-trading financial assets at fair value through profit or loss
Securities	305	60	–	54	–	(11)	–	–	408	51
Loans	15	(4)	–	8	–	–	–	–	19	(4)
	320	56	–	62	–	(11)	–	–	427	47
Financial assets at fair value through other comprehensive income
Government and government- related securities
Other OECD government guaranteed debt	203	15	(18)	–	–	–	–	–	200	(18)
Other debt securities
Asset-backed securities	553	–	(2)	–	–	11	–	–	562	(2)
Corporate and other debt	95	12	2	–	–	(85)	–	–	24	2
Equity securities
Common shares	1,469	–	(5)	23	–	5	–	–	1,492	(7)
Preferred shares	108	–	27	–	–	–	–	–	135	26
	$2,428	$27	$4	$23	$–	$(69)	$–	$–	$2,413	$1

	Fair value as at November 1 2017[1]	Total realized and unrealized losses (gains)		Movements			Transfers		Fair value as at October 31 2018	Change in unrealized losses (gains) on instruments still held[5]
		Included in income[2]	Included in OCI[3]	Purchases	Issuances	Other[4]	Into Level 3	Out of Level 3
FINANCIAL LIABILITIES
Trading deposits[6]	$2,521	$(78)	$–	$(443)	$1,729	$(685)	$46	$(66)	$3,024	$(122)
Derivatives[7]
Interest rate contracts	70	(10)	–	–	–	3	–	–	63	(6)
Foreign exchange contracts	(1)	–	–	–	–	(1)	–	1	(1)	(3)
Equity contracts	893	(131)	–	(75)	196	(260)	–	1	624	(125)
Commodity contracts	(2)	(43)	–	–	–	18	–	–	(27)	(26)
	960	(184)	–	(75)	196	(240)	–	2	659	(160)
Other financial liabilities designated at fair value through profit or loss	7	14	–	–	117	(124)	–	–	14	11
Obligations related to securities sold short	–	–	–	–	–	(4)	4	–	–	–

[1]	Balances as at November 1, 2017 are prepared in accordance with IFRS 9. Refer to Note 4 for further details.
[2]	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Consolidated Statement of Income.
[3]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 7 for further details.
[4]	Consists of sales, settlements, and foreign exchange.
[5]	Changes in unrealized gains (losses) on financial assets at FVOCI (AFS under IAS 39) are recognized in AOCI.
[6]	Issuances and repurchases of trading deposits are reported on a gross basis.
[7]

As at October 31, 2018, consists of derivative assets of $0.5 billion (November 1, 2017 – $0.9 billion) and derivative liabilities of $1.2 billion (November 1, 2017 – $1.9 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 35

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at November 1 2016	Total realized and unrealized gains (losses)				Movements		Transfers	Fair value as at October 31 2017	Change in unrealized gains (losses) on instruments still held[3]
		Included in income[1]	Included in OCI	Purchases	Issuances	Other[2]	Into Level 3	Out of Level 3
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$34	$(2)	$–	$3	$–	$(32)	$–	$(3)	$–	$–
Provinces	–	–	–	–	–	–	7	(7)	–	–
Other OECD government guaranteed debt	73	7	–	17	–	(58)	20	(59)	–	–
Other debt securities
Canadian issuers	15	–	–	1	–	(15)	9	(4)	6	–
Other issuers	148	2	–	253	–	(312)	138	(221)	8	1
Equity securities
Common shares	65	–	–	–	–	(65)	–	–	–	–
Retained interests	31	6	–	–	–	–	–	(37)	–	–
	366	13	–	274	–	(482)	174	(331)	14	1
Financial assets designated at fair value through profit or loss
Securities	157	(3)	–	13	–	(54)	–	–	113	(3)
	157	(3)	–	13	–	(54)	–	–	113	(3)
Available-for-sale securities
Government and government-related securities
Other OECD government guaranteed debt	6	–	–	–	–	(6)	–	–	–	–
Other debt securities
Asset-backed securities	–	–	–	553	–	–	–	–	553	–
Corporate and other debt	20	–	2	–	–	–	–	–	22	2
Equity securities
Common shares	1,594	36	(26)	153	–	(185)	–	–	1,572	(26)
Preferred shares	98	6	26	4	–	(11)	–	–	123	26
Debt securities reclassified from trading	279	(2)	3	–	–	(3)	1	(3)	275	3
	$1,997	$40	$5	$710	$–	$(205)	$1	$(3)	$2,545	$5

	Fair value as at November 1 2016	Total realized and unrealized losses (gains)				Movements		Transfers	Fair value as at October 31 2017	Change in unrealized losses (gains) on instruments still held[3]
		Included in income[1]	Included in OCI	Purchases	Issuances	Other[2]	Into Level 3	Out of Level 3
FINANCIAL LIABILITIES
Trading deposits[4]	$2,214	$212	$–	$(790)	$1,380	$(448)	$33	$(80)	$2,521	$195
Derivatives[5]
Interest rate contracts	95	(20)	–	–	–	(5)	–	–	70	(20)
Foreign exchange contracts	(4)	4	–	–	–	–	(2)	1	(1)	(1)
Equity contracts	679	321	–	(73)	174	(208)	–	–	893	330
Commodity contracts	(5)	2	–	–	–	–	–	1	(2)	–
	765	307	–	(73)	174	(213)	(2)	2	960	309
Other financial liabilities designated at fair value through profit or loss	13	54	–	–	119	(179)	–	–	7	47
Obligations related to securities sold short	14	–	–	(14)	–	–	–	–	–	–

[1]	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Consolidated Statement of Income.
[2]	Consists of sales, settlements, and foreign exchange.
[3]	Changes in unrealized gains (losses) on AFS securities are recognized in AOCI.
[4]	Issuances and repurchases of trading deposits are reported on a gross basis.
[5]

As at October 31, 2017, consists of derivative assets of $0.9 billion (November 1, 2016 – $0.7 billion) and derivative liabilities of $1.9 billion (November 1, 2016 – $1.5 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 36

VALUATION OF ASSETS AND LIABILITIES CLASSIFIED AS LEVEL 3

Significant unobservable inputs in Level 3 positions

The following section discusses the significant unobservable inputs for Level 3 positions and assesses the potential effect that a change in each unobservable input may have on the fair value measurement.

Price Equivalent

Certain financial instruments, mainly debt and equity securities, are valued using price equivalents when market prices are not available, with fair value measured by comparison with observable pricing data from instruments with similar characteristics. For debt securities, the price equivalent is expressed in 'points', and represents a percentage of the par amount, and prices at the lower end of the range are generally a result of securities that are written down. For equity securities, the price equivalent is based on a percentage of a proxy price. There may be wide ranges depending on the liquidity of the securities. New issuances of debt and equity securities are priced at 100% of the issue price.

Credit Spread

Credit spread is a significant input used in the valuation of many derivatives. It is the primary reflection of the creditworthiness of a counterparty and represents the premium or yield return above the benchmark reference that a bond holder would require in order to allow for the credit quality difference between the entity and the reference benchmark. An increase/(decrease) in credit spread will (decrease)/increase the value of financial instrument. Credit spread may be negative where the counterparty is more credit worthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing creditworthiness.

Correlation

The movements of inputs are not necessarily independent from other inputs. Such relationships, where material to the fair value of a given instrument, are captured via correlation inputs into the pricing models. The Bank includes correlation between the asset class, as well as across asset classes. For example, price correlation is the relationship between prices of equity securities in equity basket derivatives, and quanto correlation is the relationship between instruments which settle in one currency and the underlying securities which are denominated in another currency.

Implied Volatility

Implied volatility is the value of the volatility of the underlying instrument which, when input in an option pricing model, such as Black-Scholes, will return a theoretical value equal to the current market price of the option. Implied volatility is a forward-looking and subjective measure, and differs from historical volatility because the latter is calculated from known past returns of a security.

Funding ratio

The funding ratio is a significant unobservable input required to value loan commitments issued by the Bank. The funding ratio represents an estimate of percentage of commitments that are ultimately funded by the Bank. The funding ratio is based on a number of factors such as observed historical funding percentages within the various lending channels and the future economic outlook, considering factors including, but not limited to, competitive pricing and fixed/variable mortgage rate gap. An increase/(decrease) in funding ratio will increase/(decrease) the value of the lending commitment in relationship to prevailing interest rates.

Earnings Multiple, Discount Rate, and Liquidity Discount

Earnings multiple, discount rate, and liquidity discount are significant inputs used when valuing certain equity securities and certain retained interests. Earnings multiples are selected based on comparable entities and a higher multiple will result in a higher fair value. Discount rates are applied to cash flow forecasts to reflect time value of money and the risks associated with the cash flows. A higher discount rate will result in a lower fair value. Liquidity discounts may be applied as a result of the difference in liquidity between the comparable entity and the equity securities being valued.

Currency-Specific Swap Curve

The fair value of foreign exchange contracts is determined using inputs such as foreign exchange spot rates and swap curves. Generally swap curves are observable, but there may be certain durations or currency-specific foreign exchange spot and currency-specific swap curves that are not observable.

Dividend Yield

Dividend yield is a key input for valuing equity contracts and is generally expressed as a percentage of the current price of the stock. Dividend yields can be derived from the repo or forward price of the actual stock being fair valued. Spot dividend yields can also be obtained from pricing sources, if it can be demonstrated that spot yields are a good indication of future dividends.

Inflation Rate Swap Curve

The fair value of inflation rate swap contracts is a swap between the interest rate curve and the inflation Index. The inflation rate swap spread is not observable and is determined using proxy inputs such as inflation index rates and Consumer Price Index (CPI) bond yields. Generally swap curves are observable; however, there may be instances where certain specific swap curves are not observable.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 37

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities

The following table presents the Bank's assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable, and a range of values for those unobservable inputs. The range of values represents the highest and lowest inputs used in calculating the fair value.

Valuation Techniques and Inputs Used in the Fair Value Measurement of Level 3 Assets and Liabilities
							As at
			October 31, 2018		October 31, 2017
	Valuation technique	Significant unobservable inputs (Level 3)	Lower range	Upper range	Lower range	Upper range	Unit
Government and government- related securities	Market comparable	Bond price equivalent	76	172	100	177	points

Other debt securities	Market comparable	Bond price equivalent	–	104	–	114	points

Equity securities[1]	Market comparable	New issue price	n/a	n/a	100	100	%
	Discounted cash flow	Discount rate	6	9	6	9	%
	EBITDA multiple	Earnings multiple	5.0	20.5	5.5	20.5	times
	Market comparable	Price equivalent	84	117	50	118	%

Non-trading financial assets at fair value through profit or loss	Market comparable	New issue price	100	100	n/a	n/a	%
	Discounted cash flow	Discount rates	8	40	n/a	n/a	%
	EBITDA multiple	Earnings multiple	0.3	5.3	n/a	n/a	times
	Market comparable	Liquidity Discount	50	50	n/a	n/a	%
	Price-based	Net Asset Value	n/a	n/a	n/a	n/a

Other financial assets designated at fair value through profit or loss	Price-based	Net Asset Value	n/a	n/a	n/a	n/a

Derivatives
Interest rate contracts	Swaption model	Currency-specific volatility	15	346	11	338	%
	Discounted cash flow	Inflation rate swap curve	1	2	1	2	%
	Option model	Funding ratio	65	75	55	75	%

Foreign exchange contracts	Option model	Currency-specific volatility	7	14	7	10	%

Credit contracts	Discounted cash flow	Credit spread	n/a	n/a	40	40	bps	[2]

Equity contracts	Option model	Price correlation	1	96	(9)	97	%
		Quanto correlation	(65)	68	(38)	17	%
		Dividend yield	–	8	–	8	%
		Equity volatility	10	105	8	74	%
	Market comparable	New issue price	100	100	n/a	n/a	%

Commodity contracts	Option model	Quanto correlation	(66)	(46)	(65)	(45)%
		Swaption correlation	n/a	n/a	29	41	%

Trading deposits	Option model	Price correlation	1	96	(9)	97	%
		Quanto correlation	(85)	68	(38)	18	%
		Dividend yield	–	13	–	10	%
		Equity volatility	8	131	7	68	%
	Swaption model	Currency-specific volatility	15	346	11	338	%

Other financial liabilities designated at fair value through profit or loss	Option model	Funding ratio	2	70	5	67	%

[1]

As at October 31, 2018, common shares exclude the fair value of Federal Reserve stock and Federal Home Loan Bank stock of $1.4 billion (October 31, 2017 – $1.4 billion) which are redeemable by the issuer at cost which approximates fair value. These securities cannot be traded in the market, hence, these securities have not been subjected to the sensitivity analysis.

[2]	Basis points.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 38

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, that are classified in Level 3 of the fair value hierarchy as at October 31. For interest rate derivatives, the Bank performed a sensitivity analysis on the unobservable implied volatility. For credit derivative contracts, sensitivity was calculated on unobservable credit spreads using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity was calculated by using reasonably possible alternative assumptions by shocking dividends, correlation, or the price and volatility of the underlying equity instrument. For equity securities at fair value through other comprehensive income, the sensitivity was calculated based on an upward and downward shock of the fair value reported. For trading deposits, the sensitivity was calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)	As at
	October 31, 2018		October 31, 2017
	Impact to net assets		Impact to net assets
	Decrease in fair value	Increase in fair value	Decrease in fair value		Increase in fair value
FINANCIAL ASSETS
Non-trading financial assets at fair value through profit or loss
Securities	$46	$26	$	n/a	$	n/a
Loans	2	2		n/a		n/a
	48	28
Derivatives
Equity contracts	16	21		12		10
Commodity contracts	1	1		–		–
	17	22		12		10
Financial assets designated at fair value through profit or loss
Securities	–	–		6		6
	–	–		6		6
Financial assets at fair value through other comprehensive income
Other debt securities
Asset-backed securities	40	40		n/a		n/a
Corporate and other debt	2	2		n/a		n/a
Equity securities
Common shares	4	2		n/a		n/a
Preferred shares	26	7		n/a		n/a
	72	51
Available-for-sale securities
Other debt securities
Asset-backed securities	n/a	n/a		11		11
Corporate and other debt	n/a	n/a		2		2
Equity securities
Common shares	n/a	n/a		26		8
Preferred shares	n/a	n/a		21		6
				60		27
FINANCIAL LIABILITIES
Trading deposits	18	26		11		16
Derivatives
Interest rate contracts	15	12		16		14
Equity contracts	45	36		20		22
	60	48		36		36
Other financial liabilities designated at fair value through profit or loss	2	2		1		1
Total	$217	$177		$126		$96

The best evidence of a financial instrument's fair value at initial recognition is its transaction price unless the fair value of the instrument is evidenced by comparison with other observable current market transactions in the same instrument (that is, without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. Consequently, the difference between the fair value using other observable current market transactions or a valuation technique and the transaction price results in an unrealized gain or loss at initial recognition.

The difference between the transaction price at initial recognition and the value determined at that date using a valuation technique is not recognized in income until the significant non-observable inputs in the valuation technique used to value the instruments become observable. The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with significant non-observable market inputs at initial recognition.

(millions of Canadian dollars)	For the years ended October 31
	2018	2017
Balance as at beginning of year	$19	$41
New transactions	25	35
Recognized in the Consolidated Statement of Income during the year	(30)	(57)
Balance as at end of year	$14	$19

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 39

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE

Securities Designated at Fair Value through Profit or Loss

Certain securities supporting insurance reserves within the Bank's insurance underwriting subsidiaries have been designated at FVTPL to eliminate or significantly reduce an accounting mismatch. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, which includes the securities designated at FVTPL, with changes in the discount factor being recognized on the Consolidated Statement of Income. The unrealized gains or losses on securities designated at FVTPL are recognized on the Consolidated Statement of Income in the same period as gains or losses resulting from changes to the discount rate used to value the insurance liabilities.

In addition, certain debt securities are economically hedged with derivatives as doing so eliminates or significantly reduces an accounting mismatch. As a result, these debt securities have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Fair Value Hierarchy for Assets and Liabilities not carried at Fair Value

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities not carried at fair value as at October 31, but for which fair value is disclosed.

Fair Value Hierarchy for Assets and Liabilities not carried at Fair Value[1]
(millions of Canadian dollars)											As at
	October 31, 2018				October 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1		Level 2		Level 3		Total

ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$119	$59,828	$1	$59,948	$	n/a	$	n/a	$	n/a	$ n/a
Other debt securities	–	43,826	2,490	46,316		n/a		n/a		n/a	n/a
Total debt securities at amortized cost, net of allowance for credit losses	119	103,654	2,491	106,264		n/a		n/a		n/a	n/a
Held-to-maturity securities
Government and government-related securities	n/a	n/a	n/a	n/a		–		45,708		–	45,708
Other debt securities	n/a	n/a	n/a	n/a		–		25,719		–	25,719
Total held-to-maturity securities	n/a	n/a	n/a	n/a		–		71,427		–	71,427
Loans, net of allowance for loan losses	–	208,794	433,748	642,542		–		204,695		405,796	610,491
Debt securities classified as loans	n/a	n/a	n/a	n/a		–		2,487		669	3,156
Total Loans	–	208,794	433,748	642,542		–		207,182		406,465	613,647
Total assets with fair value disclosures	$119	$312,448	$436,239	$748,806		$–		$278,609		$406,465	$685,074

LIABILITIES
Deposits	$–	$846,148	$–	$846,148		$–		$833,475		$–	$833,475
Securitization liabilities at amortized cost	–	14,654	–	14,654		–		16,203		–	16,203
Subordinated notes and debentures	–	9,027	–	9,027		–		10,100		–	10,100
Total liabilities with fair value disclosures	$–	$869,829	$–	$869,829		$–		$859,778		$–	$859,778

[1]	This table excludes financial assets and liabilities where the carrying amount is a reasonable approximation of fair value.

NOTE 6:  OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The Bank enters into netting agreements with counterparties (such as clearing houses) to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending, and OTC and exchange-traded derivatives. These netting agreements and similar arrangements generally allow the counterparties to set-off liabilities against available assets received. The right to set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying against that amount an amount receivable from the other party. These agreements effectively reduce the Bank's credit exposure by what it would have been if those same counterparties were liable for the gross exposure on the same underlying contracts.

Netting arrangements are typically constituted by a master netting agreement which specifies the general terms of the agreement between the counterparties, including information on the basis of the netting calculation, types of collateral, and the definition of default and other termination events for transactions executed under the agreement. The master netting agreements contain the terms and conditions by which all (or as many as possible) relevant transactions between the counterparties are governed. Multiple individual transactions are subsumed under this general master netting agreement, forming a single legal contract under which the counterparties conduct their relevant mutual business. In addition to the mitigation of credit risk, placing individual transactions under a single master netting agreement that provides for netting of transactions in scope also helps to mitigate settlement risks associated with transacting in multiple jurisdictions or across multiple contracts. These arrangements include clearing agreements, global master repurchase agreements, and global master securities lending agreements.

In the normal course of business, the Bank enters into numerous contracts to buy and sell goods and services from various suppliers. Some of these contracts may have netting provisions that allow for the offset of various trade payables and receivables in the event of default of one of the parties. While these are not disclosed in the following table, the gross amount of all payables and receivables to and from the Bank's vendors is disclosed in the Other assets Note in accounts receivable and other items, and in the Other liabilities Note in accounts payable, accrued expenses, and other items.

The Bank also enters into regular way purchases and sales of stocks and bonds. Some of these transactions may have netting provisions that allow for the offset of broker payables and broker receivables related to these purchases and sales. While these are not disclosed in the following table, the amount of receivables are disclosed in Amounts receivable from brokers, dealers, and clients and payables are disclosed in Amounts payable to brokers, dealers, and clients.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 40

The following table provides a summary of the financial assets and liabilities which are subject to enforceable master netting agreements and similar arrangements, including amounts not otherwise set off in the balance sheet, as well as financial collateral received to mitigate credit exposures for these financial assets and liabilities. The gross financial assets and liabilities are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to transactions with the same counterparties that have been offset in the balance sheet. Related amounts and collateral received that are not offset on the balance sheet, but are otherwise subject to the same enforceable netting agreements and similar arrangements, are then presented to arrive at a net amount.

Offsetting Financial Assets and Financial Liabilities[1]
(millions of Canadian dollars)					As at
					October 31, 2018
				Amounts subject to an enforceable master netting arrangement or similar agreement that are not offset in the Consolidated Balance Sheet[2,3]
	Gross amounts of recognized financial instruments before balance sheet netting	Gross amounts of recognized financial instruments offset in the Consolidated Balance Sheet	Net amount of financial instruments presented in the Consolidated Balance Sheet	Amounts subject to an enforceable master netting agreement	Collateral	Net Amount
Financial Assets
Derivatives[4]	$59,661	$2,665	$56,996	$34,205	$11,678	$11,113
Securities purchased under reverse repurchase agreements	157,832	30,453	127,379	7,452	119,797	130
Total	217,493	33,118	184,375	41,657	131,475	11,243
Financial Liabilities
Derivatives	50,935	2,665	48,270	34,205	12,127	1,938
Obligations related to securities sold under repurchase agreements	123,842	30,453	93,389	7,452	85,793	144
Total	$174,777	$33,118	$141,659	$41,657	$97,920	$2,082

					October 31, 2017
Financial Assets
Derivatives	$82,219	$26,024	$56,195	$36,522	$9,731	$9,942
Securities purchased under reverse repurchase agreements	149,402	14,973	134,429	8,595	125,479	355
Total	231,621	40,997	190,624	45,117	135,210	10,297
Financial Liabilities
Derivatives	77,238	26,024	51,214	36,522	12,571	2,121
Obligations related to securities sold under repurchase agreements	103,564	14,973	88,591	8,595	79,697	299
Total	$180,802	$40,997	$139,805	$45,117	$92,268	$2,420
[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]	Excess collateral as a result of overcollateralization has not been reflected in the table.
[3]	Includes amounts where the contractual set-off rights are subject to uncertainty under the laws of the relevant jurisdiction.
[4]

The decrease in gross amounts of recognized financial instruments before balance sheet netting and gross amounts of recognized financial instruments offset in the Consolidated Balance Sheet reflects rule changes adopted by certain central clearing counterparties that require or allow entities to elect to treat daily variation margin as settlement of the related derivative fair values. This change is accounted for prospectively effective January 2018.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 41

NOTE 7:  SECURITIES

Remaining Terms to Maturities of Securities

The remaining terms to contractual maturities of the securities held by the Bank are shown on the following table.

Securities Maturity Schedule
(millions of Canadian dollars)								As at
							October 31 2018	October 31 2017
	Remaining terms to maturities[1]
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total	Total
Trading securities
Government and government-related securities
Canadian government debt
Federal	$6,788	$2,526	$2,127	$1,901	$1,120	$–	$14,462	$9,068
Provinces	1,223	1,040	1,166	1,540	2,569	–	7,538	6,524
U.S. federal, state, municipal governments, and agencies debt	1,641	2,081	2,948	6,274	6,788	–	19,732	17,467
Other OECD government-guaranteed debt	1,278	659	779	433	175	–	3,324	5,047
Mortgage-backed securities
Residential	348	1,017	581	–	–	–	1,946	1,784
Commercial	6	7	11	59	–	–	83	122
	11,284	7,330	7,612	10,207	10,652	–	47,085	40,012
Other debt securities
Canadian issuers	829	1,704	1,324	1,053	721	–	5,631	3,343
Other issuers	3,885	5,509	2,853	1,970	258	–	14,475	10,015
	4,714	7,213	4,177	3,023	979	–	20,106	13,358
Equity securities
Common shares	–	–	–	–	–	43,752	43,752	31,942
Preferred shares	–	–	–	–	–	59	59	68
	–	–	–	–	–	43,811	43,811	32,010
Retained interests	–	2	9	14	–	–	25	32
Total trading securities	$15,998	$14,545	$11,798	$13,244	$11,631	$43,811	$111,027	$85,412
Securities designated at fair value through profit or loss
Government and government-related securities
Canadian government debt
Federal	$30	$–	$–	$–	$15	$–	$45	$713
Provinces	63	–	71	216	104	–	454	718
U.S. federal, state, municipal governments, and agencies debt	–	127	–	–	–	–	127	–
Other OECD government-guaranteed debt	649	80	42	–	–	–	771	688
	742	207	113	216	119	–	1,397	2,119
Other debt securities
Canadian issuers	13	376	770	450	–	–	1,609	1,188
Other issuers	238	237	137	–	–	–	612	725
	251	613	907	450	–	–	2,221	1,913
Total FVO securities	$993	$820	$1,020	$666	$119	$–	$3,618	$4,032
Securities at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	$3,504	$5,614	$2,875	$290	$448	$–	$12,731	$ n/a
Provinces	676	1,561	2,376	4,691	203	–	9,507	n/a
U.S. federal, state, municipal governments, and agencies debt	3,406	17,277	10,638	4,305	10,140	–	45,766	n/a
Other OECD government-guaranteed debt	6,991	6,138	6,643	324	–	–	20,096	n/a
Mortgage-backed securities	454	2,696	3,483	–	–	–	6,633	n/a
	15,031	33,286	26,015	9,610	10,791	–	94,733	n/a
Other debt securities
Asset-backed securities	–	3,740	9,213	2,981	6,035	–	21,969	n/a
Non-agency collateralized mortgage obligation portfolio	–	–	–	–	472	–	472	n/a
Corporate and other debt	1,307	3,522	1,858	1,796	24	–	8,507	n/a
	1,307	7,262	11,071	4,777	6,531	–	30,948	n/a
Equity securities
Common shares	–	–	–	–	–	1,804	1,804	n/a
Preferred shares	–	–	–	–	–	370	370	n/a
	–	–	–	–	–	2,174	2,174	n/a
Total securities at fair value through other comprehensive income	$16,338	$40,548	$37,086	$14,387	$17,322	$2,174	$127,855	$ n/a

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 42

Securities Maturity Schedule (continued)
(millions of Canadian dollars)															As at
													October 31 2018		October 31 2017
	Remaining terms to maturities[1]
	Within 1 year		Over 1 year to 3 years		Over 3 years to 5 years		Over 5 years to 10 years		Over 10 years		With no specific maturity		Total		Total
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$	n/a	$	n/a	$	n/a	$	n/a	$	n/a	$	n/a	$	n/a	$16,225
Provinces		n/a		n/a		n/a		n/a		n/a		n/a		n/a	7,922
U.S. federal, state, municipal governments, and agencies debt		n/a		n/a		n/a		n/a		n/a		n/a		n/a	48,280
Other OECD government-guaranteed debt		n/a		n/a		n/a		n/a		n/a		n/a		n/a	21,122
Mortgage-backed securities		n/a		n/a		n/a		n/a		n/a		n/a		n/a	8,812
		n/a		n/a		n/a		n/a		n/a		n/a		n/a	102,361
Other debt securities
Asset-backed securities		n/a		n/a		n/a		n/a		n/a		n/a		n/a	29,981
Non-agency collateralized mortgage obligation portfolio		n/a		n/a		n/a		n/a		n/a		n/a		n/a	1,715
Corporate and other debt		n/a		n/a		n/a		n/a		n/a		n/a		n/a	9,790
		n/a		n/a		n/a		n/a		n/a		n/a		n/a	41,486
Equity securities
Common shares		n/a		n/a		n/a		n/a		n/a		n/a		n/a	1,922
Preferred shares		n/a		n/a		n/a		n/a		n/a		n/a		n/a	365
		n/a		n/a		n/a		n/a		n/a		n/a		n/a	2,287
Debt securities reclassified from trading		n/a		n/a		n/a		n/a		n/a		n/a		n/a	277
Total available-for-sale securities	$	n/a	$	n/a	$	n/a	$	n/a	$	n/a	$	n/a	$	n/a	$146,411
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities
Canadian government debt
Federal		$1,364		$396		$1,136		$317		$1,709		$–		$4,922	$ n/a
Provinces		10		–		176		596		–		–		782	n/a
U.S. federal, state, municipal governments, and agencies debt		1,606		4,837		6,211		11,053		5,441		–		29,148	n/a
Other OECD government guaranteed debt		8,960		7,529		7,519		1,675		–		–		25,683	n/a
		11,940		12,762		15,042		13,641		7,150		–		60,535	n/a
Other debt securities
Asset-backed securities		332		3,787		5,738		5,096		8,756		–		23,709	n/a
Non-agency collateralized mortgage obligation portfolio		–		–		–		–		15,867		–		15,867	n/a
Other issuers		1,849		2,391		2,403		414		3		–		7,060	n/a
		2,181		6,178		8,141		5,510		24,626		–		46,636	n/a
Total debt securities at amortized cost, net of allowance for credit losses		$14,121		$18,940		$23,183		$19,151		$31,776		$–		$107,171	$ n/a
Held-to-maturity securities
Government and government-related securities
Canadian government debt
Federal	$	n/a	$	n/a	$	n/a	$	n/a	$	n/a	$	n/a	$	n/a	$661
U.S. federal, state, municipal governments, and agencies debt		n/a		n/a		n/a		n/a		n/a		n/a		n/a	22,531
Other OECD government guaranteed debt		n/a		n/a		n/a		n/a		n/a		n/a		n/a	22,431
		n/a		n/a		n/a		n/a		n/a		n/a		n/a	45,623
Other debt securities
Asset-backed securities		n/a		n/a		n/a		n/a		n/a		n/a		n/a	8,837
Non-agency collateralized mortgage obligation portfolio		n/a		n/a		n/a		n/a		n/a		n/a		n/a	10,728
Other issuers		n/a		n/a		n/a		n/a		n/a		n/a		n/a	6,175
		n/a		n/a		n/a		n/a		n/a		n/a		n/a	25,740
Total held-to-maturity securities		n/a		n/a		n/a		n/a		n/a		n/a		n/a	71,363
Total securities		$47,450		$74,853		$73,087		$47,448		$60,848		$45,985		$349,671	$307,218

[1]	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 43

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at October 31.

Unrealized Securities Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income (IAS 39 – Available-for-Sale Securities)

(millions of Canadian dollars)							As at
	October 31, 2018						October 31, 2017
	Cost/ amortized cost[1]	Gross unrealized gains	Gross unrealized (losses )	Fair value	Cost/ amortized cost[1]	Gross unrealized gains	Gross unrealized (losses )	Fair value
Securities at Fair Value Through Other Comprehensive Income (IAS 39 – Available-for-Sale Securities)
Government and government-related securities
Canadian government debt
Federal	$12,740	$38	$(47)	$12,731	$16,200	$53	$(28)	$16,225
Provinces	9,443	75	(11)	9,507	7,859	66	(3)	7,922
U.S. federal, state, municipal governments, and agencies debt	45,857	265	(356)	45,766	48,082	310	(112)	48,280
Other OECD government guaranteed debt	20,034	65	(3)	20,096	21,067	69	(14)	21,122
Mortgage-backed securities	6,575	59	(1)	6,633	8,757	56	(1)	8,812
	94,649	502	(418)	94,733	101,965	554	(158)	102,361
Other debt securities
Asset-backed securities	21,901	87	(19)	21,969	29,879	135	(33)	29,981
Non-agency collateralized mortgage obligation portfolio	471	1	–	472	1,706	9	–	1,715
Corporate and other debt	8,534	31	(58)	8,507	9,753	63	(26)	9,790
	30,906	119	(77)	30,948	41,338	207	(59)	41,486
Debt securities reclassified from trading	n/a	n/a	n/a	n/a	250	27	–	277
Total debt securities	125,555	621	(495)	125,681	143,553	788	(217)	144,124
Equity securities
Common shares	1,725	118	(39)	1,804	1,821	114	(13)	1,922
Preferred shares	376	20	(26)	370	313	52	–	365
	2,101	138	(65)	2,174	2,134	166	(13)	2,287
Total securities at fair value through other comprehensive income	$127,656	$759	$(560)	$127,855	$145,687	$954	$(230)	$146,411

[1]	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

Equity Securities Designated at Fair Value Through Other Comprehensive Income

The Bank designated certain equity securities shown in the following table as equity securities at FVOCI under IFRS 9. The designation was made because the investments are held for purposes other than trading.

Equity Securities Designated at Fair Value Through Other Comprehensive Income

(millions of Canadian dollars)	As at	For the year ended
	October 31, 2018	October 31, 2018
	Fair value	Dividend income recognized
Common shares	$1,804	$71
Preferred shares	370	16
Total	$2,174	$87

The Bank disposed of equity securities with a fair value of $22 million during the year ended October 31, 2018. The Bank realized a cumulative gain/(loss) of $2 million during the year ended October 31, 2018, on disposal of these equity securities and recognized dividend income of nil during the year ended October 31, 2018.

Net Securities Gains (Losses)

(millions of Canadian dollars)	For the year ended
	October 31 2018[1]		October 31 2017
Debt securities at amortized cost
Net realized gains (losses)	$76	$	n/a
Debt securities at fair value through other comprehensive income
Net realized gains (losses)	35		n/a
Held-to-maturity securities
Net realized gains (losses)	n/a		(8)
Available-for-sale securities[2]
Net realized gains (losses)	n/a		147
Impairment (losses)	n/a		(11)
Total	$111		$128

[1]	Amounts for the year ended October 31, 2018 are prepared in accordance with IFRS 9. Prior period comparatives are based on IAS 39. Refer to Note 4 for further details.
[2]

Under IFRS 9, realized gains (losses) on equity securities at FVOCI are no longer recognized in income, rather they are recognized in Retained earnings. Prior to the adoption of IFRS 9, realized gains (losses) from AFS equity securities were included in Net securities gain (loss).

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 44

Credit Quality of Debt Securities

The Bank evaluates non-retail credit risk on an individual borrower basis, using both a BRR and FRR, and this system is used to assess all non-retail exposures, including debt securities. Refer to the shaded areas of the "Managing Risk" section of the 2018 MD&A for further details, as well as the mapping of the Bank's 21-point BRR scale to risk levels and external ratings.

The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Debt Securities by Risk Ratings

(millions of Canadian dollars)					As at
			October 31, 2018
	Stage 1	Stage 2		Stage 3	Total
Debt securities
Investment grade	$230,488	$–	$	n/a	$230,488
Non-Investment grade	2,140	54		n/a	2,194
Watch and classified	n/a	11		n/a	11
Default	n/a	n/a		234	234
Total debt securities	232,628	65		234	232,927
Allowance for credit losses on debt securities at amortized cost	1	4		70	75
Debt securities, net of allowance	$232,627	$61		$164	$232,852

As at October 31, 2018, the allowance for credit losses on debt securities at FVOCI was $5 million, inclusive within the FVOCI balance. For the year ended October 31, 2018, the Bank reported $2 million recovery of credit losses on debt securities at amortized cost and $10 million of provision for credit losses on debt securities at FVOCI.

The difference between probability-weighted ECL and base ECL on debt securities at FVOCI and at amortized cost at October 31, 2018, was insignificant. Refer to Note 3 for further details.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 45

NOTE 8:  LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

Credit Quality of Loans

In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. For non-retail exposures, each borrower is assigned a BRR that reflects the PD of the borrower using proprietary industry and sector-specific risk models and expert judgement. Refer to the shaded areas of the "Managing Risk" section of the 2018 MD&A for further details, as well as the mapping of PD ranges to risk levels for retail exposures and TD's 21-point BRR scale to risk levels and external ratings for non-retail exposures.

The following table provides the gross carrying amounts of loans and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Loans by Risk Ratings[1]
(millions of Canadian dollars)					As at
				October 31, 2018
	Stage 1	Stage 2		Stage 3	Total
Residential mortgages[2,3,4]
Low Risk	$168,690	$32	$	n/a	$168,722
Normal Risk	47,821	176		n/a	47,997
Medium Risk	5,106	267		n/a	5,373
High Risk	892	1,264		317	2,473
Default	n/a	n/a		392	392
Total	222,509	1,739		709	224,957
Allowance for loan losses	24	34		47	105
Loans, net of allowance	222,485	1,705		662	224,852
Consumer instalment and other personal[5]
Low Risk	87,906	983		n/a	88,889
Normal Risk	48,008	1,190		n/a	49,198
Medium Risk	23,008	1,063		n/a	24,071
High Risk	6,158	2,386		817	9,361
Default	n/a	n/a		514	514
Total	165,080	5,622		1,331	172,033
Allowance for loan losses	574	349		178	1,101
Loans, net of allowance	164,506	5,273		1,153	170,932
Credit card
Low Risk	7,234	11		n/a	7,245
Normal Risk	9,780	66		n/a	9,846
Medium Risk	11,347	246		n/a	11,593
High Risk	4,435	1,445		333	6,213
Default	n/a	n/a		121	121
Total	32,796	1,768		454	35,018
Allowance for loan losses	379	283		341	1,003
Loans, net of allowance	32,417	1,485		113	34,015
Business and government[2,3,4]
Investment grade or Low/Normal Risk	118,414	57		n/a	118,471
Non-Investment grade or Medium Risk	108,678	5,272		n/a	113,950
Watch and classified or High Risk	666	3,746		97	4,509
Default	n/a	n/a		563	563
Total	227,758	9,075		660	237,493
Allowance for loan losses	651	551		120	1,322
Loans, net of allowance	227,107	8,524		540	236,171
Total loans	648,143	18,204		3,154	669,501
Total Allowance for loan losses	1,628	1,217		686	3,531
Total loans, net of allowance	$646,515	$16,987		$2,468	$665,970

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 46

Loans by Risk Ratings[1] (continued)
(millions of Canadian dollars)							As at
					October 31, 2018
	Stage 1		Stage 2		Stage 3		Total
Off-balance sheet credit instruments
Retail Exposures[6]
Low Risk		$246,575		$2,576	$	n/a	$249,151
Normal Risk		51,961		1,129		n/a	53,090
Medium Risk		12,298		469		n/a	12,767
High Risk		1,765		638		n/a	2,403
Default		n/a		n/a		n/a	n/a
Non-Retail Exposures[7]
Investment grade		167,993		323		n/a	168,316
Non-Investment grade		60,002		2,309		n/a	62,311
Watch and classified		13		1,949		n/a	1,962
Default		n/a		n/a		n/a	n/a
Total off-balance sheet credit instruments		540,607		9,393		n/a	550,000
Allowance for off-balance sheet credit instruments		550		479		n/a	1,029
Total off-balance sheet credit instruments, net of allowance		540,057		8,914		n/a	548,971
Acquired credit-impaired loans		n/a		n/a		453	453
Allowance for loan losses		n/a		n/a		18	18
Acquired credit-impaired loans, net of allowance for loan losses	$	n/a	$	n/a		$435	$435

[1]	Includes loans that are measured at FVOCI and customers' liability under acceptances.
[2]

As at October 31, 2018, impaired loans with a balance of $124 million did not have a related allowance for loan losses. An allowance was not required for these loans as the balance relates to loans where the realizable value of the collateral exceeded the loan amount.

[3]	Excludes trading loans and non-trading loans at FVTPL with a fair value of $11 billion and $1 billion, respectively, as at October 31, 2018.
[4]	Includes insured mortgages of $95 billion as at October 31, 2018.
[5]	Includes Canadian government-insured real estate personal loans of $14 billion as at October 31, 2018.
[6]	As at October 31, 2018, includes $302 billion of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.
[7]	As at October 31, 2018, includes $37 billion of the undrawn component of uncommitted credit and liquidity facilities.

The following table presents the Bank's loans, impaired loans, and related allowance for credit losses under IAS 39.

Loans, Impaired Loans, and Allowance for Loan Losses
(millions of Canadian dollars)					As at
								October 31, 2017
	Gross loans				Allowance for loan losses[1]
	Neither past due nor impaired	Past due but not impaired	Impaired[2]	Total	Counter- party specific	Individually insignificant impaired loans	Incurred but not identified loan losses	Total allowance for loan losses	Net loans
Residential mortgages[3,4,5]	$218,653	$2,382	$750	$221,785	$–	$42	$36	$78	$221,707
Consumer instalment and other personal[6]	149,473	6,258	1,312	157,043	–	147	656	803	156,240
Credit card	30,783	1,800	424	33,007	–	335	929	1,264	31,743
Business and government[3,4,5]	198,893	1,173	599	200,665	134	29	1,294	1,457	199,208
	$597,802	$11,613	$3,085	$612,500	$134	$553	$2,915	$3,602	$608,898
Debt securities classified as loans				3,209	126	–	20	146	3,063
Acquired credit-impaired loans				665	3	32	–	35	630
Total				$616,374	$263	$585	$2,935	$3,783	$612,591

[1]	Excludes allowance for off-balance sheet instruments.
[2]	As at October 31, 2017, impaired loans exclude $0.6 billion of gross impaired debt securities classified as loans.
[3]	Excludes trading loans with a fair value of $11 billion as at October 31, 2017, and amortized cost of $11 billion as at October 31, 2017.
[4]	Includes insured mortgages of $106 billion as at October 31, 2017.
[5]

As at October 31, 2017, impaired loans with a balance of $99 million did not have a related allowance for loan losses. An allowance was not required for these loans as the balance relates to loans that are insured or loans where the realizable value of the collateral exceeded the loan amount.

[6]	Includes Canadian government-insured real estate personal loans of $16 billion as at October 31, 2017.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 47

The following table presents information related to the Bank's impaired loans as at October 31.

Impaired Loans[1]
(millions of Canadian dollars)	As at
	October 31, 2018				October 31, 2017
	Unpaid principal balance[2]	Carrying value	Related allowance for credit losses	Average gross impaired loans	Unpaid principal balance[2]	Carrying value	Related allowance for credit losses	Average gross impaired loans
Residential mortgages	$776	$709	$47	$726	$790	$750	$42	$801
Consumer instalment and other personal	1,465	1,331	178	1,325	1,477	1,312	147	1,349
Credit card	454	454	341	422	424	424	335	391
Business and government	726	660	120	580	687	599	163	706
Total	$3,421	$3,154	$686	$3,053	$3,378	$3,085	$687	$3,247

[1]	Balances as at October 31, 2018 exclude ACI loans. As at October 31, 2017, balances exclude both ACI loans and debt securities classified as loans.
[2]	Represents contractual amount of principal owed.

The changes to the Bank's allowance for loan losses, as at and for the year ended October 31, 2018 are shown in the following tables.

Allowance for Loan Losses – Residential Mortgages
(millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Acquired credit-impaired loans	Total
Allowance for loan losses as at November 1, 2017	$24	$26	$45	$12	$107
Provision for credit losses
Transfer to Stage 1[1]	24	(23)	(1)	–	–
Transfer to Stage 2	(4)	8	(4)	–	–
Transfer to Stage 3	–	(9)	9	–	–
	20	(24)	4	–	–
Net remeasurement due to transfers[2]	(14)	6	–	–	(8)
New originations or purchases[3]	14	n/a	n/a	–	14
Net repayments[4]	(1)	(1)	(1)	(4)	(7)
Derecognition of financial assets (excluding disposals and write-offs)[5]	(3)	(2)	(4)	–	(9)
Changes to risk, parameters, and models[6]	(16)	29	29	(5)	37
	–	8	28	(9)	27
Other changes
Disposals	–	–	–	–	–
Foreign exchange and other adjustments	–	–	2	2	4
Write-offs	–	–	(31)	–	(31)
Recoveries	–	–	3	–	3
	–	–	(26)	2	(24)
Total allowance for loan losses as at October 31, 2018	$24	$34	$47	$5	$110

[1]	Transfers represent stage transfer movements prior to ECLs remeasurement.
[2]	Represents the remeasurement between twelve-month and lifetime ECLs due to stage transfers, excluding the change to risk, parameters, and models.
[3]	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
[4]	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
[5]	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
[6]	Represents the change in the allowance related to changes in risk including changes to macroeconomic factors, level of risk, associated parameters, and models.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 48

Allowance for Loan Losses – Consumer Instalment and Other Personal
(millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Acquired credit-impaired loans	Total
Allowance for loan losses, including off-balance sheet instruments, as at November 1, 2017	$529	$355	$166	$5	$1,055
Provision for credit losses
Transfer to Stage 1[1]	303	(285)	(18)	–	–
Transfer to Stage 2	(114)	152	(38)	–	–
Transfer to Stage 3	(21)	(172)	193	–	–
	168	(305)	137	–	–
Net remeasurement due to transfers[1]	(125)	139	11	–	25
New originations or purchases[1]	322	n/a	n/a	–	322
Net draws (repayments)[1]	(49)	(24)	(11)	(4)	(88)
Derecognition of financial assets (excluding disposals and write-offs)[1]	(126)	(97)	(45)	–	(268)
Changes to risk, parameters, and models[1]	(127)	321	744	–	938
	63	34	836	(4)	929
Other changes
Disposals	–	–	–	–	–
Foreign exchange and other adjustments	7	3	1	–	11
Write-offs	–	–	(1,076)	(1)	(1,077)
Recoveries	–	–	251	2	253
	7	3	(824)	1	(813)
Balance as at October 31, 2018	599	392	178	2	1,171
Less: Allowance for off-balance sheet instruments[2]	25	43	–	–	68
Total allowance for loan losses as at October 31, 2018	$574	$349	$178	$2	$1,103

[1]	For explanations regarding this line item, refer to the "Allowance for Loan Losses – Residential Mortgages" table in this Note.
[2]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Consolidated Balance Sheet.

Allowance for Loan Losses – Credit Card
(millions of Canadian dollars)	Stage 1	Stage 2	Stage 3[1]	Total
Allowance for loan losses, including off-balance sheet instruments, as at November 1, 2017	$763	$521	$321	$1,605
Provision for credit losses
Transfer to Stage 1[2]	590	(521)	(69)	–
Transfer to Stage 2	(192)	259	(67)	–
Transfer to Stage 3	(38)	(475)	513	–
	360	(737)	377	–
Net remeasurement due to transfers[2]	(209)	249	63	103
New originations or purchases[2]	171	n/a	n/a	171
Net draws (repayments)[2]	125	(51)	39	113
Derecognition of financial assets (excluding disposals and write-offs)[2]	(102)	(106)	(371)	(579)
Changes to risk, parameters, and models[2]	(276)	705	1,168	1,597
	69	60	1,276	1,405
Other changes
Disposals	(21)	(12)	(8)	(41)
Foreign exchange and other adjustments	8	11	7	26
Write-offs	–	–	(1,515)	(1,515)
Recoveries	–	–	260	260
	(13)	(1)	(1,256)	(1,270)
Balance as at October 31, 2018	819	580	341	1,740
Less: Allowance for off-balance sheet instruments[3]	440	297	–	737
Total allowance for loan losses as at October 31, 2018	$379	$283	$341	$1,003

[1]	Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 for further details.
[2]	For explanations regarding this line item, refer to the "Allowance for Loan Losses – Residential Mortgages" table in this Note.
[3]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Consolidated Balance Sheet.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 49

Allowance for Loan Losses – Business and Government[1]
(millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Acquired credit-impaired loans	Total
Allowance for loan losses, including off-balance sheet instruments, as at November 1, 2017	$706	$627	$174	$18	$1,525
Provision for credit losses
Transfer to Stage 1[2]	133	(129)	(4)	–	–
Transfer to Stage 2	(106)	114	(8)	–	–
Transfer to Stage 3	(6)	(56)	62	–	–
	21	(71)	50	–	–
Net remeasurement due to transfers[2]	(38)	68	5	–	35
New originations or purchases[2]	467	n/a	n/a	–	467
Net draws (repayments)[2]	(4)	(26)	(25)	(2)	(57)
Derecognition of financial assets (excluding disposals and write-offs)[2]	(338)	(365)	(54)	(3)	(760)
Changes to risk, parameters, and models[2]	(89)	447	76	(8)	426
	19	53	52	(13)	111
Other changes
Disposals	–	–	(5)	–	(5)
Foreign exchange and other adjustments	11	10	(6)	(7)	8
Write-offs	–	–	(154)	(1)	(155)
Recoveries	–	–	59	14	73
	11	10	(106)	6	(79)
Balance as at October 31, 2018	736	690	120	11	1,557
Less: Allowance for off-balance sheet instruments[3]	85	139	–	–	224
Total allowance for loan losses as at October 31, 2018	$651	$551	$120	$11	$1,333

[1]	Includes the allowance for credit losses related to customers' liability under acceptances.
[2]	For explanations regarding this line item, refer to the "Allowance for Loan Losses – Residential Mortgages" table in this Note.
[3]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Consolidated Balance Sheet.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 50

The allowance for credit losses on all remaining financial assets in scope for IFRS 9 is not significant.

The changes to the Bank's allowance for credit losses under IAS 39, as at and for the year ended October 31, 2017, are shown in the following table.

Allowance for Credit Losses
(millions of Canadian dollars)	Balance as at November 1 2016	Provision for credit losses	Write-offs	Recoveries	Disposals	Foreign exchange and other adjustments	Balance as at October 31 2017
Counterparty-specific allowance
Business and government	$189	$(19)	$(75)	$48	$–	$(9)	$134
Debt securities classified as loans	206	(2)	(9)	–	(63)	(6)	126
Total counterparty-specific allowance excluding acquired credit-impaired loans	395	(21)	(84)	48	(63)	(15)	260
Acquired credit-impaired loans[1]	4	(4)	–	17	–	(14)	3
Total counterparty-specific allowance	399	(25)	(84)	65	(63)	(29)	263
Collectively assessed allowance for individually insignificant impaired loans
Residential mortgages	49	29	(41)	6	–	(1)	42
Consumer instalment and other personal	166	788	(1,070)	267	–	(4)	147
Credit card	290	1,173	(1,372)	252	–	(8)	335
Business and government	30	59	(91)	30	–	1	29
Total collectively assessed allowance for individually insignificant impaired loans excluding acquired credit-impaired loans	535	2,049	(2,574)	555	–	(12)	553
Acquired credit-impaired loans[1]	58	(34)	(1)	5	–	4	32
Total collectively assessed allowance for individually insignificant impaired loans	593	2,015	(2,575)	560	–	(8)	585
Collectively assessed allowance for incurred but not identified credit losses
Residential mortgages	48	(11)	–	–	–	(1)	36
Consumer instalment and other personal	685	17	–	–	–	(13)	689
Credit card	1,169	91	–	–	–	(29)	1,231
Business and government	1,424	140	–	–	–	(38)	1,526
Debt securities classified as loans	55	(11)	–	–	(20)	(4)	20
Total collectively assessed allowance for incurred but not identified credit losses	3,381	226	–	–	(20)	(85)	3,502
Allowance for credit losses
Residential mortgages	97	18	(41)	6	–	(2)	78
Consumer instalment and other personal	851	805	(1,070)	267	–	(17)	836
Credit card	1,459	1,264	(1,372)	252	–	(37)	1,566
Business and government	1,643	180	(166)	78	–	(46)	1,689
Debt securities classified as loans	261	(13)	(9)	–	(83)	(10)	146
Total allowance for credit losses excluding acquired credit-impaired loans	4,311	2,254	(2,658)	603	(83)	(112)	4,315
Acquired credit-impaired loans[1]	62	(38)	(1)	22	–	(10)	35
Total allowance for credit losses	4,373	2,216	(2,659)	625	(83)	(122)	4,350
Less: Allowance for off-balance sheet instruments[2]	500	79	–	–	–	(12)	567
Allowance for loan losses	$3,873	$2,137	$(2,659)	$625	$(83)	$(110)	$3,783

[1]	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other ACI loans.
[2]	The allowance for credit losses for off-balance sheet instruments is recorded in Other liabilities on the Consolidated Balance Sheet.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 51

FORWARD-LOOKING INFORMATION

Relevant macroeconomic factors are incorporated in the risk parameters as appropriate. Additional macroeconomic factors that are industry-specific or segment-specific are also incorporated where relevant. The key macroeconomic variables that are incorporated in determining ECLs include regional unemployment rates for all retail exposures and regional housing price index for residential mortgages and home equity lines of credit. For business and government loans, the key macroeconomic variables include gross domestic product, unemployment rates, interest rates, and credit spreads. Refer to Note 2 for a discussion on how forward-looking information is considered in determining whether there has been a significant increase in credit risk and in the measurement of ECLs.

Forward-looking macroeconomic forecasts are generated by TD Economics as part of the ECL process: A base economic forecast is accompanied with upside and downside estimates of realistically possible economic conditions. All economic forecasts are updated quarterly for each variable on a regional basis where applicable and incorporated as relevant into the quarterly modelling of base, upside and downside risk parameters used in the calculation of ECL scenarios and probability-weighted ECL. The macroeconomic variable estimations are statistically derived relative to the base forecast based on the historical distribution of each variable.

Select macroeconomic variables are projected over the forecast period, and they could have a material impact in determining ECLs. As the forecast period increases, information about the future becomes less readily available and projections are anchored on assumptions around structural relationships between economic parameters that are inherently much less certain. The following table represents the average values of the macroeconomic variables over the next twelve months and the remaining 4-year forecast period for the base forecast and 5-year forecast period for the upside and downside estimations.

Macroeconomic Variables
	Base Forecasts			Downside		Upside
	Next 12 months	[1]	Remaining 4-year period[1]	5-year period	[1]	5-year period	[1]
Unemployment rate (%)
Canada	6.0		6.0	7.4		5.5
United States	3.7		3.9	5.7		3.5
Real gross domestic product (GDP) (annual % change)
Canada	2.3		1.7	1.1		2.3
United States	2.9		1.8	1.3		2.3
Home prices (annual % change)
Canada (average home price)[2]	3.4		3.4	0.3		4.9
United States (CoreLogic HPI)[3]	5.1		4.0	2.7		4.9
Central bank policy interest rate (%)
Canada	1.88		2.47	1.74		2.80
United States	2.88		2.97	2.25		3.66
U.S. 10-year treasury yield (%)	3.20		3.13	2.39		4.43
U.S. 10-year BBB spread (%)	1.80		1.80	2.02		1.58
Exchange rate (U.S. dollar/Canadian dollar)	0.79		0.80	0.75		0.85

1 The numbers represent average values for the quoted periods.

2 The average home price is the average transacted sale price of homes sold via the Multiple Listing Service (MLS); data is collected by the Canadian Real Estate Association (CREA).

3 The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home's sales price over time.

SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is sensitive to the inputs used in internally developed models, macroeconomic variables in the forward-looking forecasts and respective probability weightings in determining the probability-weighted ECL, and other factors considered when applying expert credit judgment. Changes in these inputs, assumptions, models, and judgments would have an impact on the assessment for significant increase in credit risk and the measurement of ECLs.

The following table presents the base ECL scenario compared to the probability-weighted ECL derived from using three ECL scenarios for performing loans and off-balance sheet instruments. The difference reflects the impact of deriving multiple scenarios around the base ECL and resultant change in ECL due to non-linearity and sensitivity to using macroeconomic forecasts.

Change from Base to Probability-Weighted ECL
(millions of Canadian dollars, except as noted)	As at
October 31, 2018
Probability-weighted ECL	$3,874
Base ECL	3,775
Difference – in amount	$99
Difference – in percentage	2.6%

The allowance for credit losses for performing loans and off-balance sheet instruments consists of an aggregate amount of Stage 1 and Stage 2 probability-weighted ECL which are twelve-month ECLs and lifetime ECLs respectively. Transfers from Stage 1 to Stage 2 ACLs result from a significant increase in credit risk since initial recognition of the loan. The following table presents the estimated impact of staging on ACL for performing loans and off-balance sheet instruments if they were all calculated using twelve-month ECLs compared to the current aggregate probability-weighted ECL, holding all risk profiles constant.

Incremental Lifetime ECL Impact
(millions of Canadian dollars)	As at
October 31, 2018
Aggregate Stage 1 and 2 probability-weighted ECL	$3,874
All performing loans and off-balance sheet instruments using 12-month ECL	3,441
Incremental lifetime ECL impact	$433

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 52

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held-for-sale were $81 million as at October 31, 2018 (October 31, 2017 – $78 million), and were recorded in Other assets on the Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are contractually past due but not impaired as at October 31.

Loans Past Due but not Impaired[1,2]
(millions of Canadian dollars)	As at
	October 31, 2018				October 31, 2017
	1-30 days	31-60 days	61-89 days	Total	1-30 days	31-60 days	61-89 days	Total
Residential mortgages	$1,471	$358	$101	$1,930	$1,852	$419	$111	$2,382
Consumer instalment and other personal	5,988	811	241	7,040	5,257	781	220	6,258
Credit card	1,403	340	213	1,956	1,278	323	199	1,800
Business and government	1,314	444	28	1,786	1,007	133	33	1,173
Total	$10,176	$1,953	$583	$12,712	$9,394	$1,656	$563	$11,613

[1]	Includes loans that are measured at FVOCI.
[2]	Balances as at October 31, 2018 exclude ACI loans. As at October 31, 2017, the balances exclude both ACI loans and debt securities classified as loans.

MODIFIED FINANCIAL ASSETS

The amortized cost of financial assets with lifetime allowance that were modified during the year ended October 31, 2018 was $408 million before modification, with insignificant modification gain or loss. As at October 31, 2018, there have been no significant modified financial assets for which the loss allowance has changed from lifetime to twelve-month expected credit losses.

COLLATERAL

As at October 31, 2018, the collateral held against total gross impaired loans represents 81% of total gross impaired loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

NOTE 9:  TRANSFERS OF FINANCIAL ASSETS

LOAN SECURITIZATIONS

The Bank securitizes loans through structured entity or non-structured entity third parties. Most loan securitizations do not qualify for derecognition since in most circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate, and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, they are not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using EIRM.

The Bank securitizes insured residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The MBS that are created through the NHA MBS program are sold to the Canada Housing Trust (CHT) as part of the CMB program, sold to third-party investors, or are held by the Bank. The CHT issues CMB to third-party investors and uses resulting proceeds to purchase NHA MBS from the Bank and other mortgage issuers in the Canadian market. Assets purchased by the CHT are comingled in a single trust from which CMB are issued. The Bank continues to be exposed to substantially all of the risks of the underlying mortgages, through the retention of a seller swap which transfers principal and interest payment risk on the NHA MBS back to the Bank in return for coupon paid on the CMB issuance and as such, the sales do not qualify for derecognition.

The Bank securitizes U.S. originated residential mortgages with U.S. government agencies which qualify for derecognition from the Bank's Consolidated Balance Sheet. As part of the securitization, the Bank retains the right to service the transferred mortgage loans. The MBS that are created through the securitization are typically sold to third-party investors.

The Bank also securitizes personal loans and business and government loans to entities which may be structured entities. These securitizations may give rise to derecognition of the financial assets depending on the individual arrangement of each transaction.

In addition, the Bank transfers credit card receivables, consumer instalment and other personal loans to structured entities that the Bank consolidates. Refer to Note 10 for further details.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 53

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities as at October 31.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs

(millions of Canadian dollars)				As at
	October 31, 2018		October 31, 2017
	Fair value	Carrying amount	Fair value	Carrying amount
Nature of transaction
Securitization of residential mortgage loans	$23,124	$23,334	$24,986	$24,985
Other financial assets transferred related to securitization[1]	4,230	4,235	3,964	3,969
Total	27,354	27,569	28,950	28,954
Associated liabilities[2]	$(27,272)	$(27,301)	$(28,960)	$(28,833)

[1]

Includes asset-backed securities, asset-backed commercial paper (ABCP), cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank's securitization structures after the initial securitization of mortgage loans.

[2]

Includes securitization liabilities carried at amortized cost of $15 billion as at October 31, 2018 (October 31, 2017 – $16 billion), and securitization liabilities carried at fair value of $13 billion as at October 31, 2018 (October 31, 2017 – $13 billion).

Other Financial Assets Not Qualifying for Derecognition

The Bank enters into certain transactions where it transfers previously recognized commodities and financial assets, such as, debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred assets are not derecognized and the transfers are accounted for as financing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities as at October 31.

Other Financial Assets Not Qualifying for Derecognition

(millions of Canadian dollars)		As at
	October 31 2018	October 31 2017
Carrying amount of assets
Nature of transaction
Repurchase agreements[1,2]	$24,333	$20,482
Securities lending agreements	27,124	22,015
Total	51,457	42,497
Carrying amount of associated liabilities[2]	$24,701	$20,264

[1]	Includes $2.0 billion, as at October 31, 2018, of assets related to repurchase agreements or swaps that are collateralized by physical precious metals (October 31, 2017 – $2.1 billion).
[2]	Associated liabilities are all related to repurchase agreements.

TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION

Transferred financial assets that are derecognized in their entirety where the Bank has a continuing involvement

Continuing involvement may arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank's Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at October 31, 2018, the fair value of retained interests was $25 million (October 31, 2017 – $32 million). There are no expected credit losses on the retained interests of the securitized business and government loans as the underlying mortgages are all government insured. A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. For the year ended October 31, 2018, the trading income recognized on the retained interest was nil (October 31, 2017 – $15 million).

Certain portfolios of U.S. residential mortgages originated by the Bank are sold and derecognized from the Bank's Consolidated Balance Sheet. In certain instances, the Bank has a continuing involvement to service those loans. As at October 31, 2018, the carrying value of these servicing rights was $39 million (October 31, 2017 – $31 million) and the fair value was $57 million (October 31, 2017 – $40 million). A gain or loss on sale of the loans is recognized immediately in other income. The gain (loss) on sale of the loans for the year ended October 31, 2018, was $18 million (October 31, 2017 – $21 million).

NOTE 10:  STRUCTURED ENTITIES

The Bank uses structured entities for a variety of purposes including: (1) to facilitate the transfer of specified risks to clients; (2) as financing vehicles for itself or for clients; or (3) to segregate assets on behalf of investors. The Bank is typically restricted from accessing the assets of the structured entity under the relevant arrangements.

The Bank is involved with structured entities that it sponsors, as well as entities sponsored by third-parties. Factors assessed when determining if the Bank is the sponsor of a structured entity include whether the Bank is the predominant user of the entity; whether the entity's branding or marketing identity is linked with the Bank; and whether the Bank provides an implicit or explicit guarantee of the entity's performance to investors or other third parties. The Bank is not considered to be the sponsor of a structured entity if it only provides arm's-length services to the entity, for example, by acting as administrator, distributor, custodian, or loan servicer. Sponsorship of a structured entity may indicate that the Bank had power over the entity at inception; however, this is not sufficient to determine if the Bank consolidates the entity. Regardless of whether or not the Bank sponsors an entity, consolidation is determined on a case-by-case basis.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 54

SPONSORED STRUCTURED ENTITIES

The following section outlines the Bank's involvement with key sponsored structured entities.

Securitizations

The Bank securitizes its own assets and facilitates the securitization of client assets through structured entities, such as conduits, which issue ABCP or other securitization entities which issue longer-dated term securities. Securitizations are an important source of liquidity for the Bank, allowing it to diversify its funding sources and to optimize its balance sheet management approach. The Bank has no rights to the assets as they are owned by the securitization entity.

The Bank sponsors both single-seller and multi-seller securitization conduits. Depending on the specifics of the entity, the variable returns absorbed through ABCP may be significantly mitigated by variable returns retained by the sellers. The Bank provides liquidity facilities to certain single-seller and multi-seller conduits for the benefit of ABCP investors which are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored trusts. If a trust experiences difficulty issuing ABCP due to illiquidity in the commercial market, the trust may draw on the loan facility, and use the proceeds to pay maturing ABCP. The liquidity facilities can only be drawn if preconditions are met ensuring that the Bank does not provide credit enhancement through the loan facilities to the conduit. The Bank's exposure to the variable returns of these conduits from its provision of liquidity facilities and any related commitments is mitigated by the sellers' continued exposure to variable returns, as described below. The Bank provides administration and securities distribution services to its sponsored securitization conduits, which may result in it holding an investment in the ABCP issued by these entities. In some cases, the Bank may also provide credit enhancements or may transact derivatives with securitization conduits. The Bank earns fees from the conduits which are recognized when earned.

The Bank sells assets to single-seller conduits which it controls and consolidates. Control results from the Bank's power over the entity's key economic decisions, predominantly, the mix of assets sold into the conduit and exposure to the variable returns of the transferred assets, usually through a derivative or the provision of credit mitigation in the form of cash reserves, over-collateralization, or guarantees over the performance of the entity's portfolio of assets.

Multi-seller conduits provide customers with alternate sources of financing through the securitization of their assets. These conduits are similar to single-seller conduits except that assets are received from more than one seller and comingled into a single portfolio of assets. The Bank is typically deemed to have power over the entity's key economic decisions, namely, the selection of sellers and related assets sold as well as other decisions related to the management of risk in the vehicle. Sellers of assets in multi-seller conduits typically continue to be exposed to the variable returns of their portion of transferred assets, through derivatives or the provision of credit mitigation. The Bank's exposure to the variable returns of multi-seller conduits from its provision of liquidity facilities and any related commitments is mitigated by the sellers' continued exposure to variable returns from the entity. While the Bank may have power over multi-seller conduits, it is not exposed to significant variable returns and does not consolidate such entities.

Investment Funds and Other Asset Management Entities

As part of its asset management business, the Bank creates investment funds and trusts (including mutual funds), enabling it to provide its clients with a broad range of diversified exposure to different risk profiles, in accordance with the client's risk appetite. Such entities may be actively managed or may be passively directed, for example, through the tracking of a specified index, depending on the entity's investment strategy. Financing for these entities is obtained through the issuance of securities to investors, typically in the form of fund units. Based on each entity's specific strategy and risk profile, the proceeds from this issuance are used by the entity to purchase a portfolio of assets. An entity's portfolio may contain investments in securities, derivatives, or other assets, including cash. At the inception of a new investment fund or trust, the Bank will typically invest an amount of seed capital in the entity, allowing it to establish a performance history in the market. Over time, the Bank sells its seed capital holdings to third-party investors, as the entity's AUM increases. As a result, the Bank's holding of seed capital investment in its own sponsored investment funds and trusts is typically not significant to the Consolidated Financial Statements. Aside from any seed capital investments, the Bank's interest in these entities is generally limited to fees earned for the provision of asset management services. The Bank does not typically provide guarantees over the performance of these funds.

The Bank also sponsors the TD Mortgage Fund (the "Fund"), which is a mutual fund containing a portfolio of Canadian residential mortgages sold by the Bank into the Fund. The Bank has a put option with the Fund under which it is required to repurchase defaulted mortgage loans at their carrying amount from the Fund. The Bank's exposure under this put option is mitigated as the mortgages in the Fund are collateralized and government guaranteed. In addition to the put option, the Bank provides a liquidity facility to the Fund for the benefit of fund unit investors. Under the liquidity facility, the Bank is obligated to repurchase mortgages at their fair value to enable the Fund to honour unit-holder redemptions in the event that the Fund experiences a liquidity event.

As disclosed in Note 27, on April 22, 2016, the Fund was discontinued and merged with another mutual fund managed by the Bank. The mortgages held by the Fund were not merged into the other mutual fund and as a result of the Fund's discontinuation, the mortgages were repurchased from the Fund at a fair value of $155 million. Prior to the discontinuation of the Fund, during the year ended October 31, 2016, the fair value of the mortgages repurchased from the Fund as a result of a liquidity event was $21 million. Although the Bank had power over the Fund, the Fund was not consolidated by the Bank prior to its discontinuation as the Bank did not absorb a significant proportion of variable returns. The variability related primarily to the credit risk of the underlying mortgages which are government guaranteed.

The Bank is typically considered to have power over the key economic decisions of sponsored asset management entities; however, it does not consolidate an entity unless it is also exposed to significant variable returns of the entity. This determination is made on a case-by-case basis, in accordance with the Bank's consolidation policy.

Financing Vehicles

The Bank may use structured entities to provide a cost-effective means of financing its operations, including raising capital or obtaining funding. These structured entities include: (1) TD Capital Trust III and TD Capital Trust IV (together the "CaTS Entities") and (2) TD Covered Bond (Legislative) Guarantor Limited Partnership (the "Covered Bond Entity").

The CaTS Entities issued innovative capital securities which currently count as Tier 1 Capital of the Bank, but, under Basel III, are considered non-qualifying capital instruments and are subject to the Basel III phase-out rules. The proceeds from these issuances were invested in assets purchased from the Bank which generate income for distribution to investors. The Bank is considered to have decision-making power over the key economic activities of the CaTS Entities; however, it does not consolidate an entity unless it is also exposed to significant variable returns of the entity. The Bank is exposed to the risks and returns from certain CaTS Entities as it holds the residual risks in those entities, typically through retaining all the voting securities of the entity. Where the entity's portfolio of assets are exposed to risks which are not related to the Bank's own credit risk, the Bank is considered to be exposed to significant variable returns of the entity and consolidates the entity. However, certain CaTS Entities hold assets which are only exposed to the Bank's own credit risk. In this case, the Bank does not absorb significant variable returns of the entity as it is ultimately exposed only to its own credit risk, and does not consolidate. Refer to Note 20 for further details.

The Bank issues, or has issued, debt under its covered bond program where the principal and interest payments of the notes are guaranteed by the Covered Bond Entity. The Bank sold a portfolio of assets to the Covered Bond Entity and provided a loan to the Covered Bond Entity to facilitate the purchase. The Bank is restricted from accessing the Covered Bond Entity's assets under the relevant agreement. Investors in the Bank's covered bonds may have recourse to the Bank

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 55

should the assets of the Covered Bond Entity be insufficient to satisfy the covered bond liabilities. The Bank consolidates the Covered Bond Entity as it has power over the key economic activities and retains all the variable returns in this entity.

THIRD-PARTY SPONSORED STRUCTURED ENTITIES

In addition to structured entities sponsored by the Bank, the Bank is also involved with structured entities sponsored by third parties. Key involvement with third-party sponsored structured entities is described in the following section.

Third-party Sponsored Securitization Programs

The Bank participates in the securitization program of government-sponsored structured entities, including the CMHC, a Crown corporation of the Government of Canada, and similar U.S. government-sponsored entities. The CMHC guarantees CMB issued through the CHT.

The Bank is exposed to the variable returns in the CHT, through its retention of seller swaps resulting from its participation in the CHT program. The Bank does not have power over the CHT as its key economic activities are controlled by the Government of Canada. The Bank's exposure to the CHT is included in the balance of residential mortgage loans as noted in Note 9, and is not disclosed in the table accompanying this Note.

The Bank participates in the securitization programs sponsored by U.S. government agencies. The Bank is not exposed to significant variable returns from these agencies and does not have power over the key economic activities of the agencies, which are controlled by the U.S. government.

Investment Holdings and Derivatives

The Bank may hold interests in third-party structured entities, predominantly in the form of direct investments in securities or partnership interests issued by those structured entities, or through derivatives transacted with counterparties which are structured entities. Investments in, and derivatives with, structured entities are recognized on the Bank's Consolidated Balance Sheet. The Bank does not typically consolidate third-party structured entities where its involvement is limited to investment holdings and/or derivatives as the Bank would not generally have power over the key economic decisions of these entities.

Financing Transactions

In the normal course of business, the Bank may enter into financing transactions with third-party structured entities including commercial loans, reverse repurchase agreements, prime brokerage margin lending, and similar collateralized lending transactions. While such transactions expose the Bank to the structured entities' counterparty credit risk, this exposure is mitigated by the collateral related to these transactions. The Bank typically has neither power nor significant variable returns due to financing transactions with structured entities and would not generally consolidate such entities. Financing transactions with third-party sponsored structured entities are included on the Bank's Consolidated Financial Statements and have not been included in the table accompanying this Note.

Arm's-length Servicing Relationships

In addition to the involvement outlined above, the Bank may also provide services to structured entities on an arm's-length basis, for example as sub-advisor to an investment fund or asset servicer. Similarly, the Bank's asset management services provided to institutional investors may include transactions with structured entities. As a consequence of providing these services, the Bank may be exposed to variable returns from these structured entities, for example, through the receipt of fees or short-term exposure to the structured entity's securities. Any such exposure is typically mitigated by collateral or some other contractual arrangement with the structured entity or its sponsor. The Bank generally has neither power nor significant variable returns from the provision of arm's-length services to a structured entity and, consequently does not consolidate such entities. Fees and other exposures through servicing relationships are included on the Bank's Consolidated Financial Statements and have not been included in the table accompanying this Note.

INVOLVEMENT WITH CONSOLIDATED STRUCTURED ENTITIES

Securitizations

The Bank securitizes consumer instalment, and other personal loans through securitization entities, predominantly single-seller conduits. These conduits are consolidated by the Bank based on the factors described above. Aside from the exposure resulting from its involvement as seller and sponsor of consolidated securitization conduits described above, including the liquidity facilities provided, the Bank has no contractual or non-contractual arrangements to provide financial support to consolidated securitization conduits. The Bank's interests in securitization conduits generally rank senior to interests held by other parties, in accordance with the Bank's investment and risk policies. As a result, the Bank has no significant obligations to absorb losses before other holders of securitization issuances.

Other Structured Consolidated Structured Entities

Depending on the specific facts and circumstances of the Bank's involvement with structured entities, the Bank may consolidate asset management entities, financing vehicles, or third-party sponsored structured entities, based on the factors described above. Aside from its exposure resulting from its involvement as sponsor or investor in the structured entities as previously discussed, the Bank does not typically have other contractual or non-contractual arrangements to provide financial support to these consolidated structured entities.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 56

INVOLVEMENT WITH UNCONSOLIDATED STRUCTURED ENTITIES

The following table presents information related to the Bank's unconsolidated structured entities. Unconsolidated structured entities include both TD and third-party sponsored entities. Securitizations include holdings in TD-sponsored multi-seller conduits, as well as third-party sponsored mortgage and asset-backed securitizations, including government-sponsored agency securities such as CMBs, and U.S. government agency issuances. Investment Funds and Trusts include holdings in third-party funds and trusts, as well as holdings in TD-sponsored asset management funds and trusts and commitments to certain U.S. municipal funds. Amounts in Other are predominantly related to investments in community-based U.S. tax-advantage entities described in Note 12. These holdings do not result in the consolidation of these entities as TD does not have power over these entities.

Carrying Amount and Maximum Exposure to Unconsolidated Structured Entities
(millions of Canadian dollars)							As at
			October 31, 2018				October 31, 2017
	Securitizations	Investment funds and trusts	Other	Total	Securitizations	Investment funds and trusts	Other	Total
FINANCIAL ASSETS
Trading loans, securities, and other	$9,460	$719	$11	$10,190	$7,395	$609	$14	$8,018
Non-trading financial assets at fair value through profit or loss	1,810	367	–	2,177	n/a	n/a	n/a	n/a
Derivatives[1]	–	826	–	826	–	13	–	13
Financial assets designated at fair value through profit or loss	–	3	–	3	–	163	30	193
Financial assets at fair value through other comprehensive income	47,575	1,262	–	48,837	n/a	n/a	n/a	n/a
Available-for-sale securities	n/a	n/a	n/a	n/a	63,615	2,622	–	66,237
Debt securities at amortized cost, net of allowance for credit losses	68,736	–	–	68,736	n/a	n/a	n/a	n/a
Held-to-maturity securities	n/a	n/a	n/a	n/a	42,095	–	–	42,095
Loans	2,438	–	–	2,438	4,174	–	–	4,174
Other	6	–	2,897	2,903	8	–	2,872	2,880
Total assets	130,025	3,177	2,908	136,110	117,287	3,407	2,916	123,610
FINANCIAL LIABILITIES
Derivatives[1]	–	59	–	59	–	493	–	493
Obligations related to securities sold short	2,937	629	–	3,566	2,330	1,005	–	3,335
Total liabilities	2,937	688	–	3,625	2,330	1,498	–	3,828
Off-balance sheet exposure[2]	16,172	3,450	1,164	20,786	14,702	3,094	935	18,731
Maximum exposure to loss from involvement with unconsolidated structured entities	$143,260	$5,939	$4,072	$153,271	$129,659	$5,003	$3,851	$138,513

Size of sponsored unconsolidated structured entities[3]	$10,216	$11,162	$1,750	$23,128	$13,020	$1,860	$1,750	$16,630

[1]

Derivatives primarily subject to vanilla interest rate or foreign exchange risk are not included in these amounts as those derivatives are designed to align the structured entity's cash flows with risks absorbed by investors and are not predominantly designed to expose the Bank to variable returns created by the entity.

[2]

For the purposes of this disclosure, off-balance sheet exposure represents the notional value of liquidity facilities, guarantees, or other off-balance sheet commitments without considering the effect of collateral or other credit enhancements.

[3]

The size of sponsored unconsolidated structured entities is provided based on the most appropriate measure of size for the type of entity: (1) The par value of notes issued by securitization conduits and similar liability issuers; (2) the total AUM of investment funds and trusts; and (3) the total fair value of partnership or equity shares in issue for partnerships and similar equity issuers.

Sponsored Unconsolidated Structured Entities in which the Bank has no Significant Investment at the End of the Period

Sponsored unconsolidated structured entities in which the Bank has no significant investment at the end of the period are predominantly investment funds and trusts created for the asset management business. The Bank would not typically hold investments, with the exception of seed capital, in these structured entities. However, the Bank continues to earn fees from asset management services provided to these entities, some of which could be based on the performance of the fund. Fees payable are generally senior in the entity's priority of payment and would also be backed by collateral, limiting the Bank's exposure to loss from these entities. The Bank's non-interest income received from its involvement with these asset management entities was $1.9 billion (October 31, 2017 – $1.8 billion) for the year ended October 31, 2018. The total AUM in these entities as at October 31, 2018, was $196.1 billion (October 31, 2017 – $196.8 billion). Any assets transferred by the Bank during the period are co-mingled with assets obtained from third parties in the market. Except as previously disclosed, the Bank has no contractual or non-contractual arrangements to provide financial support to unconsolidated structured entities.

NOTE 11:  DERIVATIVES

DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES

The majority of the Bank's derivative contracts are OTC transactions that are bilaterally negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of certain options and futures.

The Bank's derivative transactions relate to trading and non-trading activities. The purpose of derivatives held for non-trading activities is primarily for managing interest rate, foreign exchange, and equity risk related to the Bank's funding, lending, investment activities, and other asset/liability management activities. The Bank's risk management strategy for these risks is discussed in shaded sections of the ‘Managing Risk' section of the MD&A. The Bank also enters into derivative transactions to economically hedge certain exposures that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered feasible.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 57

Where hedge accounting is applied, only a specific or a combination of risk components are hedged, including benchmark interest rate, foreign exchange rate, and equity price components. All these risk components are observable in the relevant market environment and the change in the fair value or the variability in cash flows attributable to these risk components can be reliably measured for hedged items.

Where the derivatives are in hedge relationships, the main sources of ineffectiveness can be attributed to differences between hedging instruments and hedged items:

•	Differences in fixed rates, when contractual coupons of the fixed rate hedged items are designated;
•	Differences in the discounting factors, when hedging derivatives are collateralized and discounted using Overnight Indexed Swaps (OIS) curves, which are not applied to the fixed rate hedged items;
•	CRVA on the hedging derivatives; and
•	Mismatch in critical terms such as tenor and timing of cash flows between hedging instruments and hedged items.

To mitigate a portion of the ineffectiveness, the Bank designates the benchmark risk component of contractual cash flows of hedged items and executes hedging derivatives with high quality counterparties. The majority of the Bank's hedging derivatives are collateralized.

Interest Rate Derivatives

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional amount. No exchange of principal amount takes place. Certain interest rate swaps are transacted and settled through a clearing house which acts as a central counterparty.

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional amount. No exchange of principal amount takes place.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or series of future dates or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank's interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both OTC and through exchanges. Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

The Bank uses interest rate swaps to hedge its exposure to benchmark interest rate risk by modifying the repricing or maturity characteristics of existing and/or forecasted assets and liabilities, including funding and investment activities. These swaps are designated in either fair value hedge against fixed rate asset/liability or cash flow hedge against floating rate asset/liability. For fair value hedges, the Bank assesses and measures the hedge effectiveness based on the change in the fair value or cash flows of the derivative hedging instrument relative to the change in the fair value or cash flows of the hedged item attributable to benchmark interest rate risk. For cash flow hedges, the Bank uses the hypothetical derivative having terms that identically match the critical terms of the hedged item as the proxy for measuring the change in fair value or cash flows of the hedged item.

Foreign Exchange Derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest cash flows in different currencies over a period of time. These contracts are used to manage currency and/or interest rate exposures.

Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Where hedge accounting is applied, the Bank assesses and measures the hedge effectiveness based on the change in the fair value of the hedging instrument relative to translation gains and losses of net investment in foreign operations or the change in cash flows of the foreign currency denominated asset/liability attributable to foreign exchange risk, using the hypothetical derivative method.

The Bank uses non-derivative instruments such as foreign currency deposit liabilities and derivative instruments such as cross-currency swaps and foreign exchange forwards to hedge its foreign currency exposure. These hedging instruments are designated in either net investment hedges or cash flow hedges.

Credit Derivatives

The Bank uses credit derivatives such as credit default swaps (CDS) and total return swaps in managing risks of the Bank's corporate loan portfolio and other cash instruments. Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations. The Bank uses credit derivatives to mitigate industry concentration and borrower-specific exposure as part of the Bank's portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Bank's policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes that is used for all counterparties to which the Bank has credit exposure.

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for deterioration in value of the reference asset or group of assets upon the occurrence of certain credit events such as bankruptcy, or changes in specified credit rating or credit index. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 58

Other Derivatives

The Bank also transacts in equity and commodity derivatives in both the exchange and OTC markets.

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both OTC and through exchanges.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Commodity contracts include commodity forwards, futures, swaps, and options, such as precious metals and energy-related products in both OTC and exchange markets.

Where hedge accounting is applied, the Bank uses equity forwards and total return swaps to hedge its exposure to equity price risk. These derivatives are designated as cash flow hedges. The Bank assesses and measures the hedge effectiveness based on the change in the fair value of the hedging instrument relative to the change in the cash flows of the hedged item attributable to movement in equity price, using the hypothetical derivative method.

Fair Value of Derivatives
(millions of Canadian dollars)	October 31, 2018		October 31, 2017
	Fair value as at balance sheet date		Fair value as at balance sheet date
	Positive	Negative	Positive	Negative
Derivatives held or issued for trading purposes
Interest rate contracts
Futures	$–	$–	$1	$–
Forward rate agreements	37	39	69	72
Swaps	9,931	7,229	13,861	11,120
Options written	–	566	–	326
Options purchased	516	–	358	–
Total interest rate contracts	10,484	7,834	14,289	11,518
Foreign exchange contracts
Futures	–	–	–	–
Forward contracts	17,638	15,943	16,461	14,589
Swaps	–	–	–	–
Cross-currency interest rate swaps	18,489	15,692	16,621	15,619
Options written	–	543	–	310
Options purchased	486	–	330	–
Total foreign exchange contracts	36,613	32,178	33,412	30,518
Credit derivative contracts
Credit default swaps – protection purchased	–	230	–	250
Credit default swaps – protection sold	9	1	34	1
Total credit derivative contracts	9	231	34	251
Other contracts
Equity contracts	2,537	1,362	534	2,093
Commodity contracts	1,291	837	778	634
Total other contracts	3,828	2,199	1,312	2,727
Fair value – trading	50,934	42,442	49,047	45,014
Derivatives held or issued for non-trading purposes
Interest rate contracts
Forward rate agreements	2	–	1	–
Swaps	1,893	1,898	1,023	1,296
Options written	–	1	–	1
Options purchased	19	–	32	–
Total interest rate contracts	1,914	1,899	1,056	1,297
Foreign exchange contracts
Forward contracts	333	327	647	639
Swaps	–	–	–	–
Cross-currency interest rate swaps	2,729	2,413	3,768	2,452
Total foreign exchange contracts	3,062	2,740	4,415	3,091
Credit derivative contracts
Credit default swaps – protection purchased	–	155	–	105
Total credit derivative contracts	–	155	–	105
Other contracts
Equity contracts	1,086	1,034	1,677	1,707
Total other contracts	1,086	1,034	1,677	1,707
Fair value – non-trading	6,062	5,828	7,148	6,200
Total fair value	$56,996	$48,270	$56,195	$51,214

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 59

The following table distinguishes derivatives held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships as at October 31.

Fair Value of Non-Trading Derivatives[1],2
(millions of Canadian dollars)										As at
									October 31, 2018
	Derivative Assets								Derivative Liabilities
	Derivatives in qualifying hedging relationships			Derivatives not in qualifying hedging relationships		Derivatives in qualifying hedging relationships			Derivatives not in qualifying hedging relationships
	Fair value	Cash flow	Net investment		Total	Fair value	Cash flow	Net investment		Total
Derivatives held or issued for non-trading purposes
Interest rate contracts	$1,050	$(62)	$4	$922	$1,914	$858	$187	$–	$854	$1,899
Foreign exchange contracts	–	2,948	4	110	3,062	–	2,399	314	27	2,740
Credit derivative contracts	–	–	–	–	–	–	–	–	155	155
Other contracts	–	594	–	492	1,086	–	–	–	1,034	1,034
Fair value – non-trading	$1,050	$3,480	$8	$1,524	$6,062	$858	$2,586	$314	$2,070	$5,828

									October 31, 2017
Derivatives held or issued for non-trading purposes
Interest rate contracts	$494	$(250)	$–	$812	$1,056	$56	$777	$12	$452	$1,297
Foreign exchange contracts	–	4,376	2	37	4,415	–	2,733	316	42	3,091
Credit derivative contracts	–	–	–	–	–	–	–	–	105	105
Other contracts	–	760	–	917	1,677	–	5	–	1,702	1,707
Fair value – non-trading	$494	$4,886	$2	$1,766	$7,148	$56	$3,515	$328	$2,301	$6,200

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Certain derivatives assets qualify to be offset with certain derivative liabilities on the Consolidated Balance Sheet. Refer to Note 6 for further details.

Fair Value Hedges

The following table presents the effects of fair value hedges on the Consolidated Balance Sheet and the Consolidated Statement of Income.

Fair Value Hedges
(millions of Canadian dollars)				For the year ended or as at October 31, 2018
	Change in value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Hedge ineffectiveness	Carrying amounts for hedged items	Accumulated amount of fair value hedge adjustments on hedged items	Accumulated amount of fair value hedge adjustments on de-designated hedged items
Assets[1]
Interest rate risk
Debt securities at amortized cost	$(501)	$507	$6	$30,032	$(618)	$–
Financial assets at fair value through other comprehensive income	(1,874)	1,869	(5)	86,804	(2,699)	(172)
Loans	(792)	792	–	45,157	(726)	(8)
Total assets	(3,167)	3,168	1	161,993	(4,043)	(180)

Liabilities[1]
Interest rate risk
Deposits	2,182	(2,179)	3	93,150	(2,301)	(4)
Securitization liabilities at amortized cost	71	(73)	(2)	4,960	(52)	–
Subordinated notes and debentures	112	(112)	–	4,027	(230)	(143)
Total liabilities	2,365	(2,364)	1	102,137	(2,583)	(147)
Total	$(802)	$804	$2

Total for the year ended October 31, 2017	$(933)	$914	$(19)
Total for the year ended October 31, 2016	(4)	23	19

[1]

The Bank has portfolios of fixed rate financial assets and liabilities whereby the notional amount changes frequently due to originations, issuances, maturities and prepayments. The interest rate risk hedges on these portfolios are rebalanced dynamically.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 60

Cash Flow Hedges and Net Investment Hedges

The following table presents the effects of cash flow hedges and net investment hedges on the Bank's Consolidated Statement of Income and the Consolidated Statement of Comprehensive Income.

Cash Flow and Net Investment Hedges
(millions of Canadian dollars)	For the year ended October 31, 2018
	Change in value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Hedge ineffectiveness	Hedging gains (losses) recognized in other comprehensive income[1]	Amount reclassified from accumulated other comprehensive income (loss) to earnings[1]	Net change in other comprehensive income (loss)[1]
Cash flow hedges[2]
Interest rate risk
Assets[3]	$2,744	$(2,747)	$(3)	$(2,687)	$382	$(3,069)
Liabilities[3]	(159)	160	1	159	(47)	206
Foreign exchange risk[4,5]
Assets[6]	(121)	121	–	269	462	(193)
Liabilities[6]	(328)	328	–	93	(156)	249
Equity price risk
Liabilities	(66)	66	–	66	97	(31)
Total cash flow hedges	$2,070	$(2,072)	$(2)	$(2,100)	$738	$(2,838)
Total for the year ended October 31, 2017			$(2)	$(2,229)	$1,077
Total for the year ended October 31, 2016			(11)	1,448	1,285
Net investment hedges	$392	$(392)	$–	$(392)	$–	$(392)
Total for the year ended October 31, 2017			$–	$890	$(8)
Total for the year ended October 31, 2016			–	36	–

[1]	Effects on other comprehensive income are presented on a pre-tax basis.
[2]	During the years ended October 31, 2018 and October 31, 2017, there were no instances where forecasted hedged transactions failed to occur.
[3]	Assets and liabilities include forecasted interest cash flows on loans, deposits, and securitization liabilities.
[4]	For non-derivative instruments designated as hedging foreign exchange risk, fair value change is measured as the gains and losses due to spot foreign exchange movements.
[5]

Cross-currency swaps may be used to hedge foreign exchange risk or a combination of interest rate risk and foreign exchange risk in a single hedging relationship. These hedges are disclosed in the above risk category (foreign exchange risk).

[6]	Assets and liabilities include principal and interest cash flows on foreign denominated securities, loans, deposits, other liabilities, and subordinated notes and debentures.

Reconciliation of Accumulated Other Comprehensive Income (Loss)[1],2
(millions of Canadian dollars)	For the year ended October 31, 2018
	Accumulated other comprehensive income (loss) at beginning of year	Net changes in other comprehensive income (loss)	Accumulated other comprehensive income (loss) at end of year	Accumulated other comprehensive income (loss) on designated hedges	Accumulated other comprehensive income (loss) on de-designated hedges
Cash flow hedges
Interest rate risk
Assets	$(533)	$(3,069)	$(3,602)	$(2,420)	$(1,182)
Liabilities	(260)	206	(54)	175	(229)
Foreign exchange risk
Assets	(243)	(193)	(436)	(436)	–
Liabilities	434	249	683	683	–
Equity price risk	51	(31)	20	20	–
Total cash flow hedges	$(551)	$(2,838)	$(3,389)	$(1,978)	$(1,411)

Net investment hedges
Foreign translation risk	$(5,297)	$(392)	$(5,689)	$(5,689)	$–

[1]	The Accumulated other comprehensive income (loss) is presented on a pre-tax basis.
[2]	Excludes the Bank's equity in the AOCI of an investment in TD Ameritrade.

The following table indicates the periods when hedged cash flows in designated cash flow hedge accounting relationships are expected to occur as at October 31, 2017.

Hedged Cash Flows
(millions of Canadian dollars)	As at
	October 31, 2017
	Within 1 year	Over 1 year to 3 years	Over 3 year to 5 years	Over 5 year to 10 years	Over 10 years	Total
Cash flow hedges
Cash inflows	$15,674	$18,375	$9,856	$3,048	$85	$47,038
Cash outflows	(18,249)	(20,458)	(14,388)	(6,831)	–	(59,926)
Net cash flows	$(2,575)	$(2,083)	$(4,532)	$(3,783)	$85	$(12,888)

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 61

NOTIONAL AMOUNTS

The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts do not represent the potential gain or loss associated with the market risk nor indicative of the credit risk associated with derivative financial instruments.

The following table discloses the notional amount of over-the-counter and exchange-traded derivatives.

Over-the-Counter and Exchange-Traded Derivatives
(millions of Canadian dollars)	As at
	October 31 2018						October 31 2017
	Trading
	Over-the-Counter[1]
	Clearing house[2]	Non clearing house	Exchange- traded	Total	Non- trading[3]	Total	Total
Notional
Interest rate contracts
Futures	$–	$–	$575,825	$575,825	$–	$575,825	$445,848
Forward rate agreements	919,623	51,056	–	970,679	225	970,904	528,945
Swaps	7,580,152	444,065	–	8,024,217	1,418,487	9,442,704	7,377,368
Options written	–	79,649	121,246	200,895	53	200,948	108,135
Options purchased	–	70,201	154,683	224,884	2,891	227,775	126,785
Total interest rate contracts	8,499,775	644,971	851,754	9,996,500	1,421,656	11,418,156	8,587,081
Foreign exchange contracts
Futures	–	–	24	24	–	24	3
Forward contracts	–	1,796,542	–	1,796,542	29,140	1,825,682	1,484,952
Swaps	–	6	–	6	–	6	–
Cross-currency interest rate swaps	–	688,980	–	688,980	96,966	785,946	674,533
Options written	–	34,090	–	34,090	–	34,090	22,272
Options purchased	–	32,655	–	32,655	–	32,655	22,713
Total foreign exchange contracts	–	2,552,273	24	2,552,297	126,106	2,678,403	2,204,473
Credit derivative contracts
Credit default swaps – protection purchased	9,665	202	–	9,867	2,745	12,612	12,227
Credit default swaps – protection sold	987	135	–	1,122	–	1,122	1,694
Total credit derivative contracts	10,652	337	–	10,989	2,745	13,734	13,921
Other contracts
Equity contracts	–	57,736	57,161	114,897	30,430	145,327	142,404
Commodity contracts	150	33,161	39,882	73,193	–	73,193	47,798
Total other contracts	150	90,897	97,043	188,090	30,430	218,520	190,202
Total	$8,510,577	$3,288,478	$948,821	$12,747,876	$1,580,937	$14,328,813	$10,995,677

[1]

Collateral held under a Credit Support Annex to help reduce counterparty credit risk is in the form of high quality and liquid assets such as cash and high quality government securities. Acceptable collateral is governed by the Collateralized Trading Policy.

[2]

Derivatives executed through a central clearing house reduces settlement risk due to the ability to net settle offsetting positions for capital purposes and therefore receive preferential capital treatment compared to those settled with non-central clearing house counterparties.

[3]

Includes $1,244 billion of over-the-counter derivatives that are transacted with clearing houses (October 31, 2017 – $1,173 billion) and $337 billion of over-the-counter derivatives that are transacted with non-clearing houses (October 31, 2017 – $310 billion) as at October 31, 2018. There were no exchange-traded derivatives both as at October 31, 2018 and October 31, 2017.

The following table distinguishes the notional amount of derivatives held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships.

Notional of Non-Trading Derivatives
(millions of Canadian dollars)	As at October 31, 2018
	Derivatives in qualifying hedging relationships
Derivatives held or issued for hedging (non-trading) purposes	Fair value	Cash flow[1]	Net investment[1]	Derivatives not in qualifying hedging relationships	Total
Interest rate contracts	$282,718	$214,969	$1,646	$922,323	$1,421,656
Foreign exchange contracts	–	113,183	1,249	11,674	126,106
Credit derivative contracts	–	–	–	2,745	2,745
Other contracts	–	2,058	–	28,372	30,430
Total notional non-trading	$282,718	$330,210	$2,895	$965,114	$1,580,937

[1]

Certain cross-currency swaps are executed using multiple derivatives, including interest rate swaps. These derivatives are used to hedge foreign exchange rate risk in cash flow hedges and net investment hedges.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 62

The following table discloses the notional principal amount of over-the-counter derivatives and exchange-traded derivatives based on their contractual terms to maturity.

Derivatives by Term-to-Maturity
(millions of Canadian dollars)					As at
				October 31 2018	October 31 2017
	Remaining term-to-maturity
Notional Principal	Within 1 year	Over 1 year to 5 years	Over 5 years	Total	Total
Interest rate contracts
Futures	$455,257	$120,528	$40	$575,825	$445,848
Forward rate agreements	689,173	281,731	–	970,904	528,945
Swaps	4,010,167	4,155,482	1,277,055	9,442,704	7,377,368
Options written	159,621	33,151	8,176	200,948	108,135
Options purchased	184,334	35,811	7,630	227,775	126,785
Total interest rate contracts	5,498,552	4,626,703	1,292,901	11,418,156	8,587,081
Foreign exchange contracts
Futures	24	–	–	24	3
Forward contracts	1,772,289	49,765	3,628	1,825,682	1,484,952
Swaps	6	–	–	6	–
Cross-currency interest rate swaps	196,829	437,096	152,021	785,946	674,533
Options written	28,443	5,647	–	34,090	22,272
Options purchased	27,241	5,414	–	32,655	22,713
Total foreign exchange contracts	2,024,832	497,922	155,649	2,678,403	2,204,473
Credit derivative contracts
Credit default swaps – protection purchased	1,289	4,466	6,857	12,612	12,227
Credit default swaps – protection sold	41	663	418	1,122	1,694
Total credit derivative contracts	1,330	5,129	7,275	13,734	13,921
Other contracts
Equity contracts	106,905	37,652	770	145,327	142,404
Commodity contracts	61,563	11,284	346	73,193	47,798
Total other contracts	168,468	48,936	1,116	218,520	190,202
Total	$7,693,182	$5,178,690	$1,456,941	$14,328,813	$10,995,677

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 63

The following table discloses the notional amount and average price of derivative instruments designated in qualifying hedge accounting relationships.

Hedging Instruments by Term-to-Maturity
(millions of Canadian dollars, except as noted)				As at
			October 31, 2018
Notional	Within 1 year	Over 1 year to 5 years	Over 5 years	Total
Interest rate risk
Interest rate swaps
Notional – pay fixed	$38,837	$57,774	$84,933	$181,544
Average fixed interest rate %	1.62	2.09	1.92
Notional – received fixed	36,872	63,997	111,144	212,013
Average fixed interest rate %	1.83	2.15	2.12
Total notional – interest rate risk	75,709	121,771	196,077	393,557
Foreign exchange risk[1]
Forward contracts
Notional – USD/CAD	1,329	281	–	1,610
Average FX forward rate	1.26	1.27	n/a
Notional – EUR/CAD	4,169	11,211	1,903	17,283
Average FX forward rate	1.54	1.59	1.73
Notional – other	1,249	–	–	1,249
Cross-currency swaps[2,3]
Notional – USD/CAD	10,868	36,298	2,321	49,487
Average FX rate	1.24	1.28	1.32
Notional – EUR/CAD	–	13,694	3,355	17,049
Average FX rate	n/a	1.50	1.47
Notional – GBP/CAD	673	3,281	–	3,954
Average FX rate	2.02	1.71	n/a
Notional – other currency pairs[4]	12,626	10,838	335	23,799
Total notional – foreign exchange risk	30,914	75,603	7,914	114,431
Equity Price Risk
Notional – equity forward contracts	2,058	–	–	2,058
Total notional	$108,681	$197,374	$203,991	$510,046

[1]

Foreign currency denominated deposit liabilities are also used to hedge foreign exchange risk. As at October 31, 2018, the carrying value of these non-derivative hedging instruments was $15.3 billion designated under net investment hedges.

[2]

Cross-currency swaps may be used to hedge foreign exchange risk or a combination of interest rate risk and foreign exchange risk in a single hedge relationship. Both these types of hedges are disclosed under the Foreign exchange risk as the risk category.

[3]

Certain cross-currency swaps are executed using multiple derivatives, including interest rate swaps. The notional amount of these interest rate swaps, excluded from the above, is $105.8 billion as at October 31, 2018.

[4]

Includes derivatives executed to manage non-trading foreign currency exposures, when more than one currency is involved prior to hedging to the Canadian dollar, when the functional currency of the entity is not the Canadian dollar, or when the currency pair is not a significant exposure for the Bank.

DERIVATIVE-RELATED RISKS

Market Risk

Derivatives, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.

The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank's trading and non-trading businesses and is monitored independently by the Bank's Risk Management group.

Credit Risk

Credit risk on derivatives, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. The Capital Markets Risk Management group is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures.

Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolios. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other risk mitigation techniques. Master netting agreements reduce risk to the Bank by allowing the Bank to close out and net transactions with counterparties subject to such agreements upon the occurrence of certain events. The effect of these master netting agreements is shown in the following table. Also shown in this table, is the current replacement cost, which is the positive fair value of all outstanding derivatives. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by OSFI to the notional principal amount of the derivatives. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 64

Credit Exposure of Derivatives
(millions of Canadian dollars)						As at
	October 31, 2018			October 31, 2017
	Current replacement cost	Credit equivalent amount	Risk- weighted amount	Current replacement cost	Credit equivalent amount	Risk- weighted amount
Interest rate contracts
Forward rate agreements	$21	$56	$15	$22	$202	$86
Swaps	11,630	15,557	4,193	13,516	17,710	6,493
Options purchased	508	776	299	370	433	167
Total interest rate contracts	12,159	16,389	4,507	13,908	18,345	6,746
Foreign exchange contracts
Forward contracts	17,605	35,543	4,247	16,816	32,408	4,156
Cross-currency interest rate swaps	21,218	40,942	7,012	20,388	37,415	7,041
Options purchased	486	1,029	212	330	685	153
Total foreign exchange contracts	39,309	77,514	11,471	37,534	70,508	11,350
Other contracts
Credit derivatives	3	358	145	5	360	148
Equity contracts	3,043	7,383	920	1,553	5,152	952
Commodity contracts	1,101	2,546	514	645	1,779	371
Total other contracts	4,147	10,287	1,579	2,203	7,291	1,471
Total derivatives	55,615	104,190	17,557	53,645	96,144	19,567
Less: impact of master netting agreements	34,205	54,039	11,464	36,522	54,970	13,606
Total derivatives after netting	21,410	50,151	6,093	17,123	41,174	5,961
Less: impact of collateral	8,884	9,602	1,173	6,889	7,672	1,141
Net derivatives	12,526	40,549	4,920	10,234	33,502	4,820
Qualifying Central Counterparty (QCCP) Contracts	155	14,332	2,058	1,566	16,322	1,864
Total	$12,681	$54,881	$6,978	$11,800	$49,824	$6,684

Current Replacement Cost of Derivatives
(millions of Canadian dollars, except as noted)								As at
	Canada[1]		United States[1]		Other international[1]		Total
By sector	October 31 2018	October 31 2017	October 31 2018	October 31 2017	October 31 2018	October 31 2017	October 31 2018	October 31 2017
Financial	$29,608	$32,494	$930	$2,355	$7,104	$5,159	$37,642	$40,008
Government	9,737	7,031	102	16	4,704	3,420	14,543	10,467
Other	1,995	1,811	359	433	1,076	926	3,430	3,170
Current replacement cost	$41,340	$41,336	$1,391	$2,804	$12,884	$9,505	$55,615	$53,645
Less: impact of master netting agreements and collateral							43,089	43,411
Total current replacement cost							$12,526	$10,234

By location of risk[2]	October 31 2018	October 31 2017	October 31 2018 % mix	October 31 2017 % mix
Canada	$3,898	$3,749	31.1%	36.6%
United States	4,887	3,312	39.0	32.4
Other international
United Kingdom	487	712	3.9	7.0
Europe – other	2,183	1,671	17.4	16.3
Other	1,071	790	8.6	7.7
Total Other international	3,741	3,173	29.9	31.0
Total current replacement cost	$12,526	$10,234	100.0%	100.0%

[1]	Based on geographic location of unit responsible for recording revenue.
[2]	After impact of master netting agreements and collateral.

Certain of the Bank's derivative contracts are governed by master derivative agreements having provisions that may permit the Bank's counterparties to require, upon the occurrence of a certain contingent event: (1) the posting of collateral or other acceptable remedy such as assignment of the affected contracts to an acceptable counterparty; or (2) settlement of outstanding derivative contracts. Most often, these contingent events are in the form of a downgrade of the senior debt rating of the Bank, either as counterparty or as guarantor of one of the Bank's subsidiaries. At October 31, 2018, the aggregate net liability position of those contracts would require: (1) the posting of collateral or other acceptable remedy totalling $300 million (October 31, 2017 – $193 million) in the event of a one-notch or two-notch downgrade in the Bank's senior debt rating; and (2) funding totalling $10 million (October 31, 2017 – $26 million) following the termination and settlement of outstanding derivative contracts in the event of a one-notch or two-notch downgrade in the Bank's senior debt rating.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 65

Certain of the Bank's derivative contracts are governed by master derivative agreements having credit support provisions that permit the Bank's counterparties to call for collateral depending on the net mark-to-market exposure position of all derivative contracts governed by that master derivative agreement. Some of these agreements may permit the Bank's counterparties to require, upon the downgrade of the credit rating of the Bank, to post additional collateral. As at October 31, 2018, the fair value of all derivative instruments with credit risk related contingent features in a net liability position was $8 billion (October 31, 2017 – $9 billion). The Bank has posted $10 billion (October 31, 2017 – $13 billion) of collateral for this exposure in the normal course of business. As at October 31, 2018, the impact of a one-notch downgrade in the Bank's credit rating would require the Bank to post an additional $38 million (October 31, 2017 – $121 million) of collateral to that posted in the normal course of business. A two-notch down grade in the Bank's credit rating would require the Bank to post an additional $44 million (October 31, 2017 – $156 million) of collateral to that posted in the normal course of business.

NOTE 12:  INVESTMENT IN ASSOCIATES AND JOINT VENTURES

INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. The Bank's equity share in TD Ameritrade's earnings, excluding dividends, is reported on a one-month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

As at October 31, 2018, the Bank's reported investment in TD Ameritrade was 41.61% (October 31, 2017 – 41.27%) of the outstanding shares of TD Ameritrade with a fair value of $16 billion (US$12 billion) (October 31, 2017 – $15 billion (US$12 billion)) based on the closing price of US$51.72 (October 31, 2017 – US$49.99) on the New York Stock Exchange.

During the year ended October 31, 2018, TD Ameritrade repurchased 5.5 million shares (for the year ended October 31, 2017 – nil million shares). Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, if stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank's commercial judgment as to the optimal timing, amount, and method of sales with a view to maximizing proceeds from such sales. However, in the event that stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank has no absolute obligation to reduce its ownership percentage to 45%. In addition, stock repurchases by TD Ameritrade cannot result in the Bank's ownership percentage exceeding 47%.

In connection with TD Ameritrade's acquisition of Scottrade Financial Services, Inc. (Scottrade) on September 18, 2017, TD Ameritrade issued 38.8 million shares, of which the Bank purchased 11.1 million pursuant to its pre-emptive rights. The Bank purchased the shares at a price of US$36.12. As a result of the share issuance, the Bank's common stock ownership percentage in TD Ameritrade decreased and the Bank realized a dilution gain of $204 million recorded in Other Income on the Consolidated Statement of Income. Refer to Note 13 for a discussion on the acquisition of Scottrade Bank.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank's designated directors currently include the Bank's Group President and Chief Executive Officer and four independent directors of TD or TD's U.S. subsidiaries.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the years ended October 31, 2018, and October 31, 2017, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

Condensed Consolidated Balance Sheets[1]
(millions of Canadian dollars)		As at
	September 30 2018	September 30 2017
Assets
Receivables from brokers, dealers, and clearing organizations	$1,809	$1,721
Receivables from clients, net	29,773	22,127
Other assets, net	17,811	25,985
Total assets	$49,393	$49,833
Liabilities
Payable to brokers, dealers, and clearing organizations	$3,923	$3,230
Payable to clients	30,126	32,391
Other liabilities	4,809	4,862
Total liabilities	38,858	40,483
Stockholders' equity[2]	10,535	9,350
Total liabilities and stockholders' equity	$49,393	$49,833

[1]	Customers' securities are reported on a settlement date basis whereas the Bank reports customers' securities on a trade date basis.
[2]

The difference between the carrying value of the Bank's investment in TD Ameritrade and the Bank's share of TD Ameritrade's stockholders' equity is comprised of goodwill, other intangibles, and the cumulative translation adjustment.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 66

Condensed Consolidated Statements of Income
(millions of Canadian dollars, except as noted)	For the years ended September 30
	2018	2017	2016
Revenues
Net interest revenue	$1,635	$903	$789
Fee-based and other revenue	5,365	3,923	3,623
Total revenues	7,000	4,826	4,412
Operating expenses
Employee compensation and benefits	1,992	1,260	1,111
Other	2,434	1,639	1,553
Total operating expenses	4,426	2,899	2,664
Other expense (income)	142	95	70
Pre-tax income	2,432	1,832	1,678
Provision for income taxes	535	686	563
Net income[1,2]	$1,897	$1,146	$1,115
Earnings per share – basic (Canadian dollars)	$3.34	$2.17	$2.10
Earnings per share – diluted (Canadian dollars)	3.32	2.16	2.09

[1]

The Bank's equity share of net income of TD Ameritrade is based on the published consolidated financial statements of TD Ameritrade after converting into Canadian dollars and is subject to adjustments relating to the amortization of certain intangibles.

[2]

The Bank's equity share in TD Ameritrade earnings for the year ended October 31, 2018 includes a net favourable adjustment of $41 million (US$32 million) primarily representing the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances as a result of the reduction in the U.S. federal corporate income tax rate.

INVESTMENT IN IMMATERIAL ASSOCIATES OR JOINT VENTURES

Except for TD Ameritrade as disclosed above, no associate or joint venture was individually material to the Bank as of October 31, 2018, or October 31, 2017. The carrying amount of the Bank's investment in individually immaterial associates and joint ventures during the period was $3 billion (October 31, 2017 – $3 billion).

Individually immaterial associates and joint ventures consisted predominantly of investments in private funds or partnerships that make equity investments, provide debt financing or support community-based tax-advantaged investments. The investments in these entities generate a return primarily through the realization of U.S. federal and state income tax credits, including Low Income Housing Tax Credits, New Markets Tax Credits, and Historic Tax Credits.

The Bank recorded an impairment loss during the year ended October 31, 2018 of $89 million representing the immediate impact of lower future tax deductions on Low Income Housing Tax Credit (LIHTC) investments as a result of the reduction in the U.S. federal corporate tax rate, which was recorded in Other income (loss) on the Consolidated Statement of Income. This impairment loss does not include losses taken upon tax credit-related investments including LIHTC on a normal course basis. Refer to Note 25 for further details on the reduction of the U.S. federal corporate tax rate.

NOTE 13:  SIGNIFICANT ACQUISITIONS AND DISPOSALS

Acquisition of Scottrade Bank

On September 18, 2017, the Bank acquired 100% of the outstanding equity of Scottrade Bank, a federal savings bank wholly-owned by Scottrade, for cash consideration of approximately $1.6 billion (US$1.4 billion). Scottrade Bank merged with TD Bank, N.A. In connection with the acquisition, TD agreed to accept sweep deposits from Scottrade clients, expanding the Bank's existing sweep deposit activities. The acquisition is consistent with the Bank's U.S. strategy.

The acquisition was accounted for as a business combination under the purchase method. Goodwill of $34 million reflects the excess of the consideration paid over the fair value of the identifiable net assets. Goodwill is deductible for tax purposes. The results of the acquisition have been consolidated with the Bank's results and are reported in the U.S. Retail segment. For the year ended October 31, 2017, the contribution of Scottrade Bank to the Bank's revenue and net income was not significant nor would it have been significant if the acquisition had occurred as of November 1, 2016.

The following table presents the estimated fair values of the assets and liabilities acquired as of the date of acquisition.

Fair Value of Identifiable Net Assets Acquired
(millions of Canadian dollars)	Amount
Assets acquired
Cash and due from banks	$750
Securities	14,474
Loans	5,284
Other assets	149
20,657
Less: Liabilities assumed
Deposits	18,992
Other liabilities	57
Fair value of identifiable net assets acquired	1,608
Goodwill	34
Total purchase consideration	$1,642

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 67

NOTE 14:  GOODWILL AND OTHER INTANGIBLES

The recoverable amount of the Bank's CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price-earnings multiples, discount rates and terminal multiples. Management is required to use judgment in estimating the recoverable amount of CGUs, and the use of different assumptions and estimates in the calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank's CGUs are determined by management using risk based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk and operational risk, including investment capital (comprised of goodwill and other intangibles). Any capital not directly attributable to the CGUs is held within the Corporate segment. As at the date of the last impairment test, the amount of capital was approximately $15.4 billion and primarily related to treasury assets and excess capital managed within the Corporate segment. The Bank's capital oversight committees provide oversight to the Bank's capital allocation methodologies.

Key Assumptions

The recoverable amount of each CGU or group of CGUs has been determined based on its estimated value-in-use. In assessing value-in-use, estimated future cash flows based on the Bank's internal forecast are discounted using an appropriate pre-tax discount rate.

The following were the key assumptions applied in the goodwill impairment testing:

Discount Rate

The pre-tax discount rates used reflect current market assessments of the risks specific to each group of CGUs and are dependent on the risk profile and capital requirements of each group of CGUs.

Terminal Multiple

The earnings included in the goodwill impairment testing for each operating segment were based on the Bank's internal forecast, which projects expected cash flows over the next five years. The pre-tax terminal multiple for the period after the Bank's internal forecast was derived from observable terminal multiples of comparable financial institutions and ranged from 9 times to 14 times.

In considering the sensitivity of the key assumptions discussed above, management determined that a reasonable change in any of the above would not result in the recoverable amount of any of the groups of CGUs to be less than their carrying amount.

Goodwill by Segment

(millions of Canadian dollars)	Canadian Retail	U.S. Retail[2]	Wholesale Banking	Total
Carrying amount of goodwill as at November 1, 2016	$2,337	$14,175	$150	$16,662
Additions	–	34	10	44
Foreign currency translation adjustments and other	(34)	(516)	–	(550)
Carrying amount of goodwill as at October 31, 2017	2,303	13,693	160	16,156
Additions	82	–	–	82
Foreign currency translation adjustments and other	18	280	–	298
Carrying amount of goodwill as at October 31, 2018[1]	$2,403	$13,973	$160	$16,536

Pre-tax discount rates
2017	9.1–10.7%	10.1–10.5%	12.2%
2018	9.7–10.7	10.1–11.8	12.2

[1]	Accumulated impairment as at October 31, 2018, was nil (October 31, 2017 – nil).
[2]	Goodwill predominantly relates to U.S. personal and commercial banking.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 68

OTHER INTANGIBLES

The following table presents details of other intangibles as at October 31.

Other Intangibles

(millions of Canadian dollars)	Core deposit intangibles	Credit card related intangibles	Internally generated software	Other software	Other intangibles	Total
Cost
As at November 1, 2016	$2,623	$762	$2,266	$387	$675	$6,713
Additions	–	–	576	82	74	732
Disposals	–	–	(93)	(16)	(58)	(167)
Fully amortized intangibles	–	–	(171)	(142)	(110)	(423)
Foreign currency translation adjustments and other	(100)	(6)	(29)	(3)	(16)	(154)
As at October 31, 2017	2,523	756	2,549	308	565	6,701
Additions	–	–	567	87	14	668
Disposals	–	–	(82)	(2)	–	(84)
Fully amortized intangibles	–	–	(275)	(89)	–	(364)
Foreign currency translation adjustments and other	52	3	1	(4)	7	59
As at October 31, 2018	$2,575	$759	$2,760	$300	$586	$6,980

Amortization and impairment
As at November 1, 2016	$2,225	$356	$786	$261	$446	$4,074
Disposals	–	–	(91)	(16)	(58)	(165)
Impairment losses	–	–	1	–	–	1
Amortization charge for the year	121	90	368	80	44	703
Fully amortized intangibles	–	–	(171)	(142)	(110)	(423)
Foreign currency translation adjustments and other	(86)	(4)	(5)	(3)	(9)	(107)
As at October 31, 2017	2,260	442	888	180	313	4,083
Disposals	–	–	(11)	(2)	–	(13)
Impairment losses	–	–	–	5	–	5
Amortization charge for the year	96	98	423	78	44	739
Fully amortized intangibles	–	–	(275)	(89)	–	(364)
Foreign currency translation adjustments and other	48	2	6	12	3	71
As at October 31, 2018	$2,404	$542	$1,031	$184	$360	$4,521
Net Book Value:
As at October 31, 2017	$263	$314	$1,661	$128	$252	$2,618
As at October 31, 2018	171	217	1,729	116	226	2,459

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 69

NOTE 15:  LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS

The following table presents details of the Bank's land, buildings, equipment, and other depreciable assets as at October 31.

Land, Buildings, Equipment, and Other Depreciable Assets

(millions of Canadian dollars)	Land	Buildings	Computer equipment	Furniture, fixtures, and other depreciable assets	Leasehold improvements	Total
Cost
As at November 1, 2016	$1,012	$3,349	$859	$1,320	$1,858	$8,398
Additions	–	168	153	145	114	580
Disposals	(2)	(19)	(21)	(30)	(31)	(103)
Fully depreciated assets	–	(73)	(122)	(101)	(48)	(344)
Foreign currency translation adjustments and other	(41)	(110)	(16)	(49)	(9)	(225)
As at October 31, 2017	969	3,315	853	1,285	1,884	8,306
Additions	2	164	141	134	160	601
Disposals	(5)	(37)	(13)	(44)	(33)	(132)
Fully depreciated assets	–	(90)	(143)	(69)	(57)	(359)
Foreign currency translation adjustments and other	5	26	(9)	9	39	70
As at October 31, 2018	$971	$3,378	$829	$1,315	$1,993	$8,486

Accumulated depreciation and impairment/losses
As at November 1, 2016	$–	$1,147	$406	$566	$797	$2,916
Depreciation charge for the year	–	132	175	142	154	603
Disposals	–	(15)	(22)	(29)	(30)	(96)
Impairment losses	–	–	–	–	–	–
Fully depreciated assets	–	(73)	(122)	(101)	(48)	(344)
Foreign currency translation adjustments and other	–	(40)	(4)	(26)	(16)	(86)
As at October 31, 2017	–	1,151	433	552	857	2,993
Depreciation charge for the year	–	120	170	128	158	576
Disposals	–	(14)	(13)	(22)	(32)	(81)
Impairment losses	–	–	–	–	–	–
Fully depreciated assets	–	(90)	(143)	(69)	(57)	(359)
Foreign currency translation adjustments and other	–	6	2	16	9	33
As at October 31, 2018	$–	$1,173	$449	$605	$935	$3,162

Net Book Value:
As at October 31, 2017	$969	$2,164	$420	$733	$1,027	$5,313
As at October 31, 2018	971	2,205	380	710	1,058	5,324

NOTE 16:  OTHER ASSETS

Other Assets

(millions of Canadian dollars)		As at
	October 31 2018	October 31 2017
Accounts receivable and other items	$8,938	$7,932
Accrued interest	2,343	1,945
Current income tax receivable	1,614	832
Defined benefit asset	113	13
Insurance-related assets, excluding investments	1,638	1,536
Prepaid expenses	950	1,006
Total	$15,596	$13,264

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 70

NOTE 17:  DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2018, was $293 billion (October 31, 2017 – $258 billion).

Certain deposit liabilities are classified as Trading deposits on the Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Consolidated Statement of Income.

Deposits
(millions of Canadian dollars)	As at
	By Type			By Country			October 31 2018	October 31 2017
	Demand	Notice	Term	Canada	United States	International	Total	Total
Personal	$13,493	$411,087	$53,064	$218,772	$258,834	$38	$477,644	$468,155
Banks[1]	7,873	55	8,784	13,080	866	2,766	16,712	25,887
Business and government[2]	76,093	130,372	150,618	261,282	93,398	2,403	357,083	338,782
Trading[1]	–	–	114,704	54,563	39,358	20,783	114,704	79,940
Total	$97,459	$541,514	$327,170	$547,697	$392,456	$25,990	$966,143	$912,764
Non-interest-bearing deposits included above
In domestic offices							$42,402	$39,547
In foreign offices							54,488	52,915
Interest-bearing deposits included above
In domestic offices							505,295	443,395
In foreign offices							362,890	371,728
U.S. federal funds deposited[1]							1,068	5,179
Total[2,3]							$966,143	$912,764
[1]	Includes deposits and advances with the Federal Home Loan Bank.
[2]	As at October 31, 2018, includes $36 billion relating to covered bondholders (October 31, 2017 – $29 billion) and $2 billion (October 31, 2017 – $2 billion) due to TD Capital Trust IV.
[3]

As at October 31, 2018, includes deposits of $548 billion (October 31, 2017 – $522 billion) denominated in U.S. dollars and $55 billion (October 31, 2017 – $44 billion) denominated in other foreign currencies.

Term Deposits by Remaining Term-to-Maturity
(millions of Canadian dollars)	As at
							October 31 2018	October 31 2017
	Within 1 year	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total	Total
Personal	$32,928	$10,222	$9,601	$197	$78	$38	$53,064	$50,507
Banks	8,773	–	–	–	3	8	8,784	18,616
Business and government	66,492	21,345	31,416	9,605	13,760	8,000	150,618	142,942
Trading	109,256	1,183	1,122	981	1,157	1,005	114,704	79,940
Total	$217,449	$32,750	$42,139	$10,783	$14,998	$9,051	$327,170	$292,005

Term Deposits due within a Year
(millions of Canadian dollars)	As at
				October 31 2018	October 31 2017
	Within 3 months	Over 3 months to 6 months	Over 6 months to 12 months	Total	Total
Personal	$11,424	$7,541	$13,963	$32,928	$30,793
Banks	8,440	255	78	8,773	18,602
Business and government	38,177	7,033	21,282	66,492	69,139
Trading	53,482	31,081	24,693	109,256	76,266
Total	$111,523	$45,910	$60,016	$217,449	$194,800

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 71

NOTE 18:  OTHER LIABILITIES

Other Liabilities[1]
(millions of Canadian dollars)	As at
	October 31 2018	October 31 2017
Accounts payable, accrued expenses, and other items	$4,958	$4,492
Accrued interest	1,283	988
Accrued salaries and employee benefits	3,344	3,348
Cheques and other items in transit	454	2,060
Current income tax payable	84	82
Deferred tax liabilities	175	178
Defined benefit liability	1,747	2,463
Liabilities related to structured entities	5,627	5,835
Other financial liabilities designated at fair value through profit or loss	16	8
Provisions	1,502	1,016
Total	$19,190	$20,470

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

NOTE 19:  SUBORDINATED NOTES AND DEBENTURES

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges, and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of OSFI.

Subordinated Notes and Debentures
(millions of Canadian dollars, except as noted)	As at
Maturity date	Interest rate (%)		Reset spread (%)		Earliest par redemption date		October 31 2018	October 31 2017
July 9, 2023	5.828	[1]	2.550	[1]	July 9, 2018	[2]	$–	$650
May 26, 2025	9.150		n/a		–		198	199
June 24, 2025[3]	2.692	[1]	1.210	[1]	June 24, 2020		1,474	1,492
September 30, 2025[3]	2.982	[1]	1.830	[1]	September 30, 2020		982	987
September 14, 2028[3]	3.589	[1]	1.060	[1]	September 14, 2023	[4]	1,711	–
July 25, 2029[3]	3.224	[1]	1.250	[1]	July 25, 2024		1,427	1,460
March 4, 2031[3]	4.859	[1]	3.490	[1]	March 4, 2026		1,124	1,164
September 15, 2031[3]	3.625	[5]	2.205	[5]	September 15, 2026		1,824	1,776
December 18, 2106	5.763	[6]	1.990	[6]	December 18, 2017	[7]	–	1,800
Total							$8,740	$9,528

[1]	Interest rate is for the period to but excluding the earliest par redemption date, and thereafter, it will be reset at a rate of 3-month Bankers' Acceptance rate plus the reset spread noted.
[2]

On July 9, 2018, the Bank redeemed all of its outstanding $650 million 5.828% subordinated debentures due July 9, 2023, at a redemption price of 100% of the principal amount plus accrued and unpaid interest.

[3]

Non-viability contingent capital (NVCC). The subordinated notes and debentures qualify as regulatory capital under OSFI's Capital Adequacy Requirements (CAR) guideline. If a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the respective prospectus supplements, assuming there are no declared and unpaid interest on the respective subordinated notes, as applicable, would be 450 million for the 2.692% subordinated debentures due June 24, 2025, 300 million for the 2.982% subordinated debentures due September 30, 2025, 525 million for the 3.589% subordinated debentures due September 14, 2028, 450 million for the 3.224% subordinated debentures due July 25, 2029, 375 million for the 4.859% subordinated debentures due March 4, 2031 and assuming a Canadian to U.S. dollar exchange rate of 1.00, 450 million for the 3.625% subordinated debentures due September 15, 2031.

[4]

On September 14, 2018, the Bank issued $1.75 billion of NVCC medium term notes constituting subordinated indebtedness of the Bank (the "Notes"). The Notes will bear interest at a fixed rate of 3.589% per annum (paid semi-annually) until September 14, 2023, and at the three-month Bankers' Acceptance rate plus 1.06% thereafter (paid quarterly) until maturity on September 14, 2028. With the prior approval of OSFI, the Bank may, at its option, redeem the Notes on or after September 14, 2023, in whole or in part, at par plus accrued and unpaid interest. Not more than 60 nor less than 30 days' notice is required to be given to the Notes' holders for such redemptions.

[5]	Interest rate is for the period to but excluding the earliest par redemption date, and thereafter, it will be reset at a rate of 5-year Mid-Swap Rate plus the reset spread noted.
[6]

Interest rate is for the period to but excluding the earliest par redemption date, and thereafter, it will be reset every 5 years at a rate of 5-year Government of Canada yield plus the reset spread noted.

[7]	On December 18, 2017, the Bank redeemed all of its outstanding $1.8 billion 5.763% subordinated debentures due December 18, 2106, at a redemption price of 100% of the principal amount.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 72

The total change in subordinated notes and debentures for the year ended October 31, 2018 primarily relates to the issuance and redemption of subordinated debentures, foreign exchange translation, and the basis adjustment for fair value hedges.

REPAYMENT SCHEDULE

The aggregate remaining maturities of the Bank's subordinated notes and debentures are as follows:

Maturities
(millions of Canadian dollars)	As at
	October 31 2018	October 31 2017
Within 1 year	$–	$–
Over 1 year to 3 years	–	–
Over 3 years to 4 years	–	–
Over 4 years to 5 years	–	–
Over 5 years	8,740	9,528
Total	$8,740	$9,528

NOTE 20:  CAPITAL TRUST SECURITIES

The Bank issued innovative capital securities through two structured entities: TD Capital Trust III (Trust III) and TD Capital Trust IV (Trust IV).

TD CAPITAL TRUST III SECURITIES – SERIES 2008

On September 17, 2008, Trust III, a closed-end trust, issued TD Capital Trust III Securities – Series 2008 (TD CaTS III). The proceeds from the issuance were invested in trust assets purchased from the Bank. Each TD CaTS III may be automatically exchanged, without the consent of the holders, into 40 non-cumulative Class A First Preferred Shares, Series A9 of the Bank on the occurrence of certain events. TD CaTS III are reported on the Consolidated Balance Sheet as Non-controlling interests in subsidiaries because the Bank consolidates Trust III.

On November 26, 2018, Trust III announced its intention to redeem all of the outstanding TD CaTS III on December 31, 2018.

TD CAPITAL TRUST IV NOTES – SERIES 1 TO 3

On January 26, 2009, Trust IV issued TD Capital Trust IV Notes – Series 1 due June 30, 2108 (TD CaTS IV – 1) and TD Capital Trust IV Notes – Series 2 due June 30, 2108 (TD CaTS IV – 2) and on September 15, 2009, issued TD Capital Trust IV Notes – Series 3 due June 30, 2108 (TD CaTS IV – 3, and collectively TD CaTS IV Notes). The proceeds from the issuances were invested in bank deposit notes. Each TD CaTS IV – 1 and TD CaTS IV – 2 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A10 of the Bank and each TD CaTS IV – 3 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A11 of the Bank, in each case, without the consent of the holders, on the occurrence of certain events. On each interest payment date in respect of which certain events have occurred, holders of TD CaTS IV Notes will be required to invest interest paid on such TD CaTS IV Notes in a new series of non-cumulative Class A First Preferred Shares of the Bank. The Bank does not consolidate Trust IV because it does not absorb significant returns of Trust IV as it is ultimately exposed only to its own credit risk. Therefore, TD CaTS IV Notes are not reported on the Bank's Consolidated Balance Sheet but the deposit notes issued to Trust IV are reported in Deposits on the Consolidated Balance Sheet. Refer to Notes 10 and 17 for further details.

TD announced on February 7, 2011, that, based on OSFI's February 4, 2011 Advisory which outlined OSFI's expectations regarding the use of redemption rights triggered by regulatory event clauses in non-qualifying capital instruments, it expects to exercise a regulatory event redemption right only in 2022 in respect of the TD Capital Trust IV Notes – Series 2 outstanding at that time. As of October 31, 2018, there was $450 million (October 31, 2017 – $450 million) in principal amount of TD Capital Trust IV Notes – Series 2 issued and outstanding.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 73

Capital Trust Securities
(millions of Canadian dollars, except as noted)	As at
				Redemption date
	Thousands of units	Distribution/Interest payment dates	Annual yield	At the option of the issuer		October 31 2018	October 31 2017
Included in Non-controlling interests in subsidiaries on the Consolidated Balance Sheet
TD Capital Trust III Securities – Series 2008	1,000	June 30, Dec. 31	7.243%[1]	Dec. 31, 2013	[2]	$993	$983

TD CaTS IV Notes issued by Trust IV
TD Capital Trust IV Notes – Series 1	550	June 30, Dec. 31	9.523%[3]	June 30, 2014	[4]	550	550
TD Capital Trust IV Notes – Series 2	450	June 30, Dec. 31	10.000%[5]	June 30, 2014	[4]	450	450
TD Capital Trust IV Notes – Series 3	750	June 30, Dec. 31	6.631%[6]	Dec. 31, 2014	[4]	750	750
	1,750					$1,750	$1,750

[1]	From and including September 17, 2008, to but excluding December 31, 2018, and thereafter at a rate of one half of the sum of 6-month Bankers' Acceptance rate plus 4.30%.
[2]	On the redemption date and on any distribution date thereafter, Trust III may, with regulatory approval, redeem TD CaTS III in whole, without the consent of the holders.
[3]

From and including January 26, 2009, to but excluding June 30, 2019. Starting on June 30, 2019, and on every fifth anniversary thereafter, the interest rate will reset to equal the then 5-year Government of Canada yield plus 10.125%.

[4]

On or after the redemption date, Trust IV may, with regulatory approval, redeem the TD CaTS IV – 1, TD CaTS IV – 2 or TD CaTS IV – 3, respectively, in whole or in part, without the consent of the holders. Due to the phase-out of non-qualifying instruments under OSFI's CAR guideline, the Bank expects to exercise a regulatory event redemption right in 2022 in respect of the TD CaTS IV – 2 outstanding at that time.

[5]

From and including January 26, 2009, to but excluding June 30, 2039. Starting on June 30, 2039, and on every fifth anniversary thereafter, the interest rate will reset to equal the then 5-year Government of Canada yield plus 9.735%.

[6]

From and including September 15, 2009, to but excluding June 30, 2021. Starting on June 30, 2021, and on every fifth anniversary thereafter, the interest rate will reset to equal the then 5-year Government of Canada yield plus 4.0%.

NOTE 21:  EQUITY

COMMON SHARES

The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

PREFERRED SHARES

The Bank is authorized by its shareholders to issue, in one or more series, an unlimited number of Class A First Preferred Shares, without nominal or par value. Non-cumulative preferential dividends are payable quarterly, as and when declared by the Board of Directors of the Bank. Preferred shares issued after January 1, 2013, include NVCC Provisions, necessary for the preferred shares to qualify as regulatory capital under OSFI's CAR guideline. NVCC Provisions require the conversion of the preferred shares into a variable number of common shares of the Bank if OSFI determines that the Bank is, or is about to become, non-viable and that after conversion of all non-common capital instruments, the viability of the Bank is expected to be restored, or if the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government without which the Bank would have been determined by OSFI to be non-viable.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 74

The following table summarizes the shares issued and outstanding and treasury shares held as at October 31.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	October 31, 2018		October 31, 2017
	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance as at beginning of year	1,842.5	$20,931	1,857.6	$20,711
Proceeds from shares issued on exercise of stock options	2.9	152	3.0	148
Shares issued as a result of dividend reinvestment plan	5.0	366	4.9	329
Purchase of shares for cancellation	(20.0)	(228)	(23.0)	(257)
Balance as at end of year – common shares	1,830.4	$21,221	1,842.5	$20,931
Preferred Shares – Class A
Series S1	–	$–	5.4	$135
Series T2	–	–	4.6	115
Series Y3	–	–	5.5	137
Series Z4	–	–	4.5	113
Series 1[5]	20.0	500	20.0	500
Series 3[5]	20.0	500	20.0	500
Series 5[5]	20.0	500	20.0	500
Series 7[5]	14.0	350	14.0	350
Series 9[5]	8.0	200	8.0	200
Series 11[5]	6.0	150	6.0	150
Series 12[5]	28.0	700	28.0	700
Series 14[5]	40.0	1,000	40.0	1,000
Series 16[5]	14.0	350	14.0	350
Series 18[5]	14.0	350	–	–
Series 20[5]	16.0	400	–	–
Balance as at end of year – preferred shares	200.0	$5,000	190.0	$4,750
Treasury shares – common[6]
Balance as at beginning of year	2.9	$(176)	0.4	$(31)
Purchase of shares	110.6	(8,295)	148.3	(9,654)
Sale of shares	(111.4)	8,327	(145.8)	9,509
Balance as at end of year – treasury shares – common	2.1	$(144)	2.9	$(176)
Treasury shares – preferred[6]
Balance as at beginning of year	0.3	$(7)	0.2	$(5)
Purchase of shares	5.2	(129)	7.3	(175)
Sale of shares	(5.2)	129	(7.2)	173
Balance as at end of year – treasury shares – preferred	0.3	$(7)	0.3	$(7)

[1]

On July 31, 2018, the Bank redeemed all of its 5.4 million outstanding Class A First Preferred Shares, Series S ("Series S Shares"), at the redemption price of $25.00 per Series S Share, for total redemption costs of approximately $135 million.

[2]

On July 31, 2018, the Bank redeemed all of its 4.6 million outstanding Class A First Preferred Shares, Series T ("Series T Shares"), at the redemption price of $25.00 per Series T Share, for total redemption costs of approximately $115 million.

[3]

On October 31, 2018, the Bank redeemed all of its 5.5 million outstanding Class A First Preferred Shares, Series Y ("Series Y Shares"), at a redemption price of $25.00 per Series Y Share, for total redemption costs of approximately $137 million.

[4]

On October 31, 2018, the Bank redeemed all of its 4.5 million outstanding Class A First Preferred Shares, Series Z ("Series Z Shares"), at a redemption price of $25.00 per Series Z Share, for total redemption costs of approximately $113 million.

[5]

NVCC Series 1, 3, 5, 7, 9, 11, 12, 14, 16, 18, and 20 Preferred Shares qualify as regulatory capital under OSFI's CAR guideline. If a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the respective terms and conditions applicable to each Series of shares, assuming there are no declared and unpaid dividends on the respective Series of shares at the time of conversion, as applicable, would be 100 million, 100 million, 100 million, 70 million, 40 million, 30 million, 140 million, 200 million, 70 million, 70 million, and 80 million, respectively.

[6]	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 75

Preferred Shares Terms and Conditions
	Issue date	Annual yield (%)[1]	Reset spread (%)[1]	Next redemption/ conversion date[1]		Convertible into[1]
NVCC Fixed Rate Preferred Shares
Series 11	July 21, 2015	4.9	n/a	October 31, 2020	[2]	n/a
NVCC Rate Reset Preferred Shares[3]
Series 1	June 4, 2014	3.9	2.24	October 31, 2019		Series 2
Series 3	July 31, 2014	3.8	2.27	July 31, 2019		Series 4
Series 5	December 16, 2014	3.75	2.25	January 31, 2020		Series 6
Series 7	March 10, 2015	3.6	2.79	July 31, 2020		Series 8
Series 9	April 24, 2015	3.7	2.87	October 31, 2020		Series 10
Series 12	January 14, 2016	5.5	4.66	April 30, 2021		Series 13
Series 14	September 8, 2016	4.85	4.12	October 31, 2021		Series 15
Series 16	July 14, 2017	4.50	3.01	October 31, 2022		Series 17
Series 18	March 14, 2018	4.70	2.70	April 30, 2023		Series 19
Series 20	September 13, 2018	4.75	2.59	October 31, 2023		Series 21

[1]

Non-cumulative preferred dividends for each Series are payable quarterly, as and when declared by the Board of Directors. The dividend rate of the Rate Reset Preferred Shares will reset on the next redemption/conversion date and every five years thereafter to equal the then five-year Government of Canada bond yield plus the reset spread noted. Rate Reset Preferred Shares are convertible to the corresponding Series of Floating Rate Preferred Shares, and vice versa. If converted into a Series of Floating Rate Preferred Shares, the dividend rate for the quarterly period will be equal to the then 90-day Government of Canada Treasury bill yield plus the reset spread noted.

[2]	Subject to regulatory consent, redeemable on or after October 31, 2020, at a redemption price of $26.00, and thereafter, at a declining redemption price.
[3]

Subject to regulatory consent, redeemable on the redemption date noted and every five years thereafter, at $25 per share. Convertible on the conversion date noted and every five years thereafter if not redeemed. If converted, the holders have the option to convert back to the original Series of preferred shares every five years.

NORMAL COURSE ISSUER BID

As approved by the Board on November 28, 2018, the Bank announced its intention to amend its normal course issuer bid (NCIB) for up to an additional 20 million of its common shares, subject to the approval of OSFI and the Toronto Stock Exchange (TSX). The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

On April 19, 2018, the Bank announced that the TSX and OSFI approved the Bank's previously announced NCIB to repurchase for cancellation up to 20 million of the Bank's common shares. During the year ended October 31, 2018, the Bank repurchased 20 million common shares under its NCIB at an average price of $75.07 per share for a total amount of $1.5 billion.

The Bank had repurchased 22.98 million common shares under its previous NCIB announced in March 2017, as amended in September 2017, at an average price of $60.78 per share for a total amount of $1.4 billion.

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank's treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank's discretion, or from the open market at market price. During the year, 5.0 million common shares at a discount of 0% were issued from the Bank's treasury (2017 – 4.9 million common shares at a discount of 0%) under the dividend reinvestment plan.

DIVIDEND RESTRICTIONS

The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of OSFI. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.

The Bank is also restricted from paying dividends in the event that either Trust III or Trust IV fails to pay semi-annual distributions or interest in full to holders of their respective trust securities, TD CaTS III and TD CaTS IV Notes. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.

NON-CONTROLLING INTERESTS IN SUBSIDIARIES

The following are included in non-controlling interests in subsidiaries of the Bank.

(millions of Canadian dollars)	As at
	October 31 2018	October 31 2017
TD Capital Trust III Securities – Series 2008[1]	$993	$983
Total	993	983

[1]	Refer to Note 20 for a description of the TD Capital Trust III securities.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 76

NOTE 22:  INSURANCE

INSURANCE REVENUE AND EXPENSES

Insurance revenue and expenses are presented on the Consolidated Statement of Income under insurance revenue and insurance claims and related expenses, respectively, net of impact of reinsurance. This includes the results of property and casualty insurance, life and health insurance, as well as reinsurance assumed and ceded in Canada and internationally.

Insurance Revenue and Insurance Claims and Related Expenses
(millions of Canadian dollars)	For the years ended October 31
	2018	2017	2016
Insurance Revenue
Earned Premiums
Gross	$4,398	$4,132	$4,226
Reinsurance ceded	915	915	933
Net earned premiums	3,483	3,217	3,293
Fee income and other revenue[1]	562	543	503
Insurance Revenue	4,045	3,760	3,796
Insurance Claims and Related Expenses
Gross	2,676	2,381	3,086
Reinsurance ceded	232	135	624
Insurance Claims and Related Expenses	$2,444	$2,246	$2,462

[1]

Ceding commissions received and paid are included within fee income and other revenue. Ceding commissions paid and netted against fee income in 2018 were $130 million (2017 – $127 million; 2016 – $142 million).

RECONCILIATION OF CHANGES IN INSURANCE LIABILITIES

Insurance-related liabilities are comprised of provision for unpaid claims (section (a) below), unearned premiums (section (b) below) and other liabilities (section (c) below).

(a) Movement in Provision for Unpaid Claims

The following table presents movements in the property and casualty insurance provision for unpaid claims during the year.

Movement in Provision for Unpaid Claims
(millions of Canadian dollars)	October 31, 2018			October 31, 2017
	Gross	Reinsurance/ Other recoverable	Net	Gross	Reinsurance/ Other recoverable	Net
Balance as at beginning of year	$4,965	$192	$4,773	$5,214	$388	$4,826
Claims costs for current accident year	2,673	42	2,631	2,425	–	2,425
Prior accident years claims development (favourable) unfavourable	(460)	(6)	(454)	(370)	(52)	(318)
Increase (decrease) due to changes in assumptions:
Discount rate	(78)	–	(78)	(83)	1	(84)
Provision for adverse deviation	(19)	(1)	(18)	(11)	(6)	(5)
Claims and related expenses	2,116	35	2,081	1,961	(57)	2,018
Claims paid during the year for:
Current accident year	(1,238)	(15)	(1,223)	(1,052)	–	(1,052)
Prior accident years	(1,023)	(44)	(979)	(1,153)	(134)	(1,019)
	(2,261)	(59)	(2,202)	(2,205)	(134)	(2,071)
Increase (decrease) in reinsurance/ other recoverables	(8)	(8)	–	(5)	(5)	–
Balance as at end of year	$4,812	$160	$4,652	$4,965	$192	$4,773

(b) Movement in Unearned Premiums

The following table presents movements in the property and casualty insurance unearned premiums during the year.

Movement in Provision for Unearned Premiums
(millions of Canadian dollars)	October 31, 2018			October 31, 2017
	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Balance as at beginning of year	$1,581	$–	$1,581	$1,575	$–	$1,575
Written premiums	3,185	114	3,071	2,993	92	2,901
Earned premiums	(3,092)	(95)	(2,997)	(2,987)	(92)	(2,895)
Balance as at end of year	$1,674	$19	$1,655	$1,581	$–	$1,581

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 77

(c) Other Movements in Insurance Liabilities

Other insurance liabilities were $212 million as at October 31, 2018 (October 31, 2017 – $229 million). The decrease of $17 million (2017 – decrease of $28 million) is mainly due to changes in life and health insurance actuarial assumptions.

PROPERTY AND CASUALTY CLAIMS DEVELOPMENT

The following table shows the estimates of cumulative claims incurred, including IBNR, with subsequent developments during the periods and together with cumulative payments to date. The original reserve estimates are evaluated monthly for redundancy or deficiency. The evaluation is based on actual payments in full or partial settlement of claims and current estimates of claims liabilities for claims still open or claims still unreported.

Incurred Claims by Accident Year
(millions of Canadian dollars)	Accident Year
	2009 and prior	2010	2011	2012	2013	2014	2015	2016	2017	2018	Total
Net ultimate claims cost at end of accident year	$3,699	$1,742	$1,724	$1,830	$2,245	$2,465	$2,409	$2,438	$2,425	$2,631
Revised estimates
One year later	3,721	1,764	1,728	1,930	2,227	2,334	2,367	2,421	2,307	–
Two years later	3,820	1,851	1,823	1,922	2,191	2,280	2,310	2,334	–	–
Three years later	3,982	1,921	1,779	1,885	2,158	2,225	2,234	–	–	–
Four years later	4,128	1,926	1,768	1,860	2,097	2,147	–	–	–	–
Five years later	4,100	1,931	1,739	1,818	2,047	–	–	–	–	–
Six years later	4,137	1,904	1,702	1,793	–	–	–	–	–	–
Seven years later	4,097	1,884	1,696	–	–	–	–	–	–	–
Eight years later	4,068	1,883	–	–	–	–	–	–	–	–
Nine years later	4,055	–	–	–	–	–	–	–	–	–
Current estimates of cumulative claims	4,055	1,883	1,696	1,793	2,047	2,147	2,234	2,334	2,307	2,631
Cumulative payments to date	(3,907)	(1,816)	(1,621)	(1,651)	(1,826)	(1,783)	(1,657)	(1,568)	(1,425)	(1,223)
Net undiscounted provision for unpaid claims	148	67	75	142	221	364	577	766	882	1,408	$4,650
Effect of discounting											(412)
Provision for adverse deviation											414
Net provision for unpaid claims											$4,652

SENSITIVITY TO INSURANCE RISK

A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced, as well as when actuarial liabilities are determined. Such assumptions require a significant amount of professional judgment. The insurance claims provision is sensitive to certain assumptions. It has not been possible to quantify the sensitivity of certain assumptions such as legislative changes or uncertainty in the estimation process. Actual experience may differ from the assumptions made by the Bank.

For property and casualty insurance, the main assumption underlying the claims liability estimates is that past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim, and claim numbers based on the observed development of earlier years and expected loss ratios. Claims liabilities estimates are based on various quantitative and qualitative factors including the discount rate, the margin for adverse deviation, reinsurance, trends in claims severity and frequency, and other external drivers.

Qualitative and other unforeseen factors could negatively impact the Bank's ability to accurately assess the risk of the insurance policies that the Bank underwrites. In addition, there may be significant lags between the occurrence of an insured event and the time it is actually reported to the Bank and additional lags between the time of reporting and final settlements of claims.

The following table outlines the sensitivity of the Bank's property and casualty insurance claims liabilities to reasonably possible movements in the discount rate, the margin for adverse deviation, and the frequency and severity of claims, with all other assumptions held constant. Movements in the assumptions may be non-linear.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 78

Sensitivity of Critical Assumptions – Property and Casualty Insurance Contract Liabilities
(millions of Canadian dollars)	As at
	October 31, 2018		October 31, 2017
	Impact on net income (loss) before income taxes	Impact on equity	Impact on net income (loss) before income taxes	Impact on equity
Impact of a 1% change in key assumptions
Discount rate
Increase in assumption	$121	$88	$117	$85
Decrease in assumption	(129)	(95)	(125)	(91)
Margin for adverse deviation
Increase in assumption	(45)	(33)	(46)	(34)
Decrease in assumption	45	33	46	34
Impact of a 5% change in key assumptions
Frequency of claims
Increase in assumption	$(41)	$(30)	$(31)	$(23)
Decrease in assumption	41	30	31	23
Severity of claims
Increase in assumption	(210)	(153)	(218)	(159)
Decrease in assumption	210	153	218	159

For life and health insurance, the processes used to determine critical assumptions are as follows:

•	Mortality, morbidity, and lapse assumptions are based on industry and historical company data.
•	Expense assumptions are based on an annually updated expense study that is used to determine expected expenses for future years.
•	Asset reinvestment rates are based on projected earned rates, and liabilities are calculated using the Canadian Asset Liability Method (CALM).

A sensitivity analysis for possible movements in the life and health insurance business assumptions was performed and the impact is not significant to the Bank's Consolidated Financial Statements.

CONCENTRATION OF INSURANCE RISK

Concentration risk is the risk resulting from large exposures to similar risks that are positively correlated.

Risk associated with automobile, residential and other products may vary in relation to the geographical area of the risk insured. Exposure to concentrations of insurance risk, by type of risk, is mitigated by ceding these risks through reinsurance contracts, as well as careful selection and implementation of underwriting strategies, which is in turn largely achieved through diversification by line of business and geographical areas. For automobile insurance, legislation is in place at a provincial level and this creates differences in the benefits provided among the provinces.

As at October 31, 2018, for the property and casualty insurance business, 66.2% of net written premiums were derived from automobile policies (October 31, 2017 – 65.9%) followed by residential with 33.3% (October 31, 2017 – 33.6%). The distribution by provinces show that business is mostly concentrated in Ontario with 55.0% of net written premiums (October 31, 2017 – 55.7%). The Western provinces represented 30.4% (October 31, 2017 – 30.0%), followed by the Atlantic provinces with 8.5% (October 31, 2017 – 8.3%), and Québec at 6.0% (October 31, 2017 – 6.0%).

Concentration risk is not a major concern for the life and health insurance business as it does not have a material level of regional specific characteristics like those exhibited in the property and casualty insurance business. Reinsurance is used to limit the liability on a single claim. Concentration risk is further limited by diversification across uncorrelated risks. This limits the impact of a regional pandemic and other concentration risks. To improve understanding of exposure to this risk, a pandemic scenario is tested annually.

NOTE 23:  SHARE-BASED COMPENSATION

STOCK OPTION PLAN

The Bank maintains a stock option program for certain key employees. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of ten years and vest over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 18.0 million common shares have been reserved for future issuance (October 31, 2017 – 19.8 million). The outstanding options expire on various dates to December 12, 2027. The following table summarizes the Bank's stock option activity and related information, adjusted to reflect the impact of the stock dividend on a retrospective basis, for the years ended October 31.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 79

Stock Option Activity
(millions of shares and Canadian dollars)	2018		2017		2016
	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price
Number outstanding, beginning of year	14.3	$48.17	15.4	$44.18	18.4	$40.65
Granted	1.9	72.64	2.0	65.75	2.5	53.15
Exercised	(3.0)	41.21	(3.0)	38.59	(4.9)	35.21
Forfeited/cancelled	(0.1)	60.46	(0.1)	54.58	(0.6)	48.29
Number outstanding, end of year	13.1	$53.12	14.3	$48.17	15.4	$44.18
Exercisable, end of year	4.7	$40.61	5.4	$38.00	5.5	$37.19

The weighted-average share price for the options exercised in 2018 was $74.99 (2017 – $67.79; 2016 – $54.69).

The following table summarizes information relating to stock options outstanding and exercisable as at October 31, 2018.

Range of Exercise Prices
(millions of shares and Canadian dollars)	Options outstanding			Options exercisable
	Number of shares outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of shares exercisable	Weighted- average exercise price
$32.99 – $36.64	2.1	2.4	36.06	2.1	36.06
$40.54 – $47.59	2.6	4.5	44.27	2.6	44.27
$52.46 – $53.15	4.6	6.5	52.80	–	–
$65.75	1.9	8.0	65.75	–	–
$72.64	1.9	9.0	72.64	–	–

For the year ended October 31, 2018, the Bank recognized compensation expense for stock option awards of $11.5 million (October 31, 2017 – $14.8 million; October 31, 2016 – $6.5 million). For the year ended October 31, 2018, 1.9 million (October 31, 2017 – 2.0 million; October 31, 2016 – 2.5 million) options were granted by the Bank at a weighted-average fair value of $6.28 per option (2017 – $5.81 per option; 2016 – $4.93 per option).

The following table summarizes the assumptions used for estimating the fair value of options for the twelve months ended October 31.

Assumptions Used for Estimating the Fair Value of Options
(in Canadian dollars, except as noted)	2018	2017	2016
Risk-free interest rate	1.71%	1.24%	1.00%
Expected option life	6.3 years	6.3 years	6.3 years
Expected volatility[1]	13.91%	14.92%	15.82%
Expected dividend yield	3.50%	3.47%	3.45%
Exercise price/share price	$72.64	$65.75	$53.15

[1]	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

OTHER SHARE-BASED COMPENSATION PLANS

The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank's common shares that generally vest over three years. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will vary from 80% to 120% of the number of units outstanding at maturity (consisting of initial units awarded plus additional units in lieu of dividends) based on the Bank's total shareholder return relative to the average of a peer group of large financial institutions. The number of such share units outstanding under these plans as at October 31, 2018, was 23 million (2017 – 25 million).

The Bank also offers deferred share unit plans to eligible employees and non-employee directors. Under these plans, a portion of the participant's annual incentive award may be deferred, or in the case of non-employee directors, a portion of their annual compensation may be delivered as share units equivalent to the Bank's common shares. The deferred share units are not redeemable by the participant until termination of employment or directorship. Once these conditions are met, the deferred share units must be redeemed for cash no later than the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2018, 6.2 million deferred share units were outstanding (October 31, 2017 – 6.4 million).

Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of these plans are recorded, net of the effects of related hedges, on the Consolidated Statement of Income. For the year ended October 31, 2018, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $509 million (2017 – $490 million; 2016 – $467 million). The compensation expense recognized before the effects of hedges was $607 million (2017 – $917 million; 2016 – $720 million). The carrying amount of the liability relating to these plans, based on the closing share price, was $2.1 billion at October 31, 2018 (October 31, 2017 – $2.2 billion), and is reported in Other liabilities on the Consolidated Balance Sheet.

EMPLOYEE OWNERSHIP PLAN

The Bank also operates a share purchase plan available to Canadian employees. Employees can contribute any amount of their eligible earnings (net of source deductions), subject to an annual cap of 10% of salary to the Employee Ownership Plan. For participating employees below the level of Vice President, the Bank matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee's eligible earnings or $2,250, whichever comes first. The Bank's contributions vest once an employee has completed two years of continuous service

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 80

with the Bank. For the year ended October 31, 2018, the Bank's contributions totaled $72 million (2017 – $70 million; 2016 – $66 million) and were expensed as salaries and employee benefits. As at October 31, 2018, an aggregate of 20 million common shares were held under the Employee Ownership Plan (October 31, 2017 – 20 million). The shares in the Employee Ownership Plan are purchased in the open market and are considered outstanding for computing the Bank's basic and diluted earnings per share. Dividends earned on the Bank's common shares held by the Employee Ownership Plan are used to purchase additional common shares for the Employee Ownership Plan in the open market.

NOTE 24:  EMPLOYEE BENEFITS

DEFINED BENEFIT PENSION AND OTHER POST-EMPLOYMENT BENEFIT (OPEB) PLANS

The Bank's principal pension plans, consisting of The Pension Fund Society of The Toronto-Dominion Bank (the "Society") and the TD Pension Plan (Canada) (TDPP), are defined benefit plans for Canadian Bank employees. The Society was closed to new members on January 30, 2009, and the TDPP commenced on March 1, 2009. Benefits under the principal pension plans are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last ten years of combined plan membership. Effective December 31, 2018, the defined benefit portion of the TDPP will be closed to new employees hired after that date. All new permanent employees hired in Canada on or after January 1, 2019 will be eligible to join the defined contribution portion of the TDPP after one year of service.

Funding for the Bank's principal pension plans is provided by contributions from the Bank and members of the plans. In accordance with legislation, the Bank contributes amounts, as determined on an actuarial basis, to the plans and has the ultimate responsibility for ensuring that the liabilities of the plans are adequately funded over time. The Bank's contributions to the principal pension plans during 2018 were $355 million (2017 – $565 million). The 2018 and 2017 contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2017 and October 31, 2016, respectively, for both of the principal pension plans. The next valuation date for funding purposes is as at October 31, 2018, for both of the principal pension plans.

The Bank also provides certain post-retirement benefits, which are generally unfunded. Post-retirement benefit plans, where offered, generally include health care and dental benefits. Employees must meet certain age and service requirements to be eligible for post-retirement benefits and are generally required to pay a portion of the cost of the benefits. Effective June 1, 2017, the Bank's principal non-pension post-retirement benefit plan was closed to new employees hired on or after that date.

INVESTMENT STRATEGY AND ASSET ALLOCATION

The primary objective of each of the Society and the TDPP is to achieve a rate of return that meets or exceeds the change in value of the plan's respective liabilities over rolling five-year periods. The investments of the Society and the TDPP are managed with the primary objective of providing reasonable rates of return, consistent with available market opportunities, consideration of plan liabilities, prudent portfolio management, and levels of risk commensurate with the return expectations and asset mix policy as set out by the risk budget of 7% and 15% surplus volatility, respectively. The investment policies for the principal pension plans generally do not apply to the Pension Enhancement Account (PEA) assets, which are invested at the members' discretion in certain mutual and pooled funds.

Public debt instruments of both the Society and the TDPP must meet or exceed a credit rating of BBB- at the time of purchase. There are no limitations on the maximum amount allocated to each credit rating above BBB+ for the total public debt portfolio.

With respect to the Society's public debt portfolio, up to 15% of the total fund can be invested in a bond mandate subject to the following constraints:

•	Debt instruments rated BBB+ to BBB- must not exceed 25%;
•	Asset-backed securities must have a minimum credit rating of AAA and not exceed 25% of the mandate;
•	Debt instruments of non-government entities must not exceed 80%;
•	Debt instruments of foreign government entities must not exceed 20%;
•	Debt instruments of either a single non-government or single foreign government entity must not exceed 10%; and
•	Debt instruments issued by the Government of Canada, provinces of Canada, or municipalities must not exceed 100%, 75%, or 10%, respectively.

Also with respect to the Society's public debt portfolio, up to 13% of the total fund can be invested in a bond mandate subject to the following constraints:

•	Debt instruments rated BBB+ to BBB- must not exceed 50%;
•	Asset-backed securities must have a minimum credit rating of AAA and not exceed 25% of the mandate; and
•	Limitation of 10% for any one issuer.

The remainder of the Society's public debt portfolio is not permitted to invest in debt instruments of non-government entities.

The TDPP is not permitted to invest in debt instruments of non-government entities.

The equity portfolios of both the Society and the TDPP are broadly diversified primarily across small to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio or 10% of the outstanding securities of any one company or income trust at any time. Foreign equities are permitted to be included to further diversify the portfolio. A maximum of 10% of a total fund may be invested in emerging market equities.

For both the Society and the TDPP, derivatives can be utilized, provided they are not used to create financial leverage, but rather for risk management purposes. Both the Society and the TDPP are also permitted to invest in other alternative investments, such as private equity, infrastructure equity, and real estate.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 81

The asset allocations by asset category for the principal pension plans are as follows:

Plan Asset Allocation
(millions of Canadian dollars except as noted)	Society[1]				TDPP[1]
	Acceptable range	% of total	Fair value		Acceptable range	% of total	Fair value
As at October 31, 2018			Quoted	Unquoted			Quoted	Unquoted
Debt	40-70%	55%	$–	$2,885	25-50%	34%	$–	$497
Equity	24-42	34	897	869	30-65	58	396	470
Alternative investments[2]	6-35	11	–	551	3-25	8	–	122
Other[3]	n/a	n/a	–	(107)	n/a	n/a	–	63
Total		100%	$897	$4,198		100%	$396	$1,152

As at October 31, 2017
Debt	40-70%	57%	$–	$2,903	25-56%	36%	$–	$484
Equity	24-42	35	1,248	511	30-65	59	324	478
Alternative investments[2]	0-35	8	42	376	0-20	5	–	68
Other[3]	n/a	n/a	–	46	n/a	n/a	–	56
Total		100%	$1,290	$3,836		100%	$324	$1,086

As at October 31, 2016
Debt	40-70%	62%	$–	$2,962	25-56%	43%	$–	$413
Equity	24-42	33	1,165	407	44-65	56	51	488
Alternative investments[2]	0-35	5	31	208	0-20	1	–	11
Other[3]	n/a	n/a	–	43	n/a	n/a	–	44
Total		100%	$1,196	$3,620		100%	$51	$956

[1]	The principal pension plans invest in investment vehicles which may hold shares or debt issued by the Bank.
[2]	The principal pension plans' alternative investments primarily include private equity, infrastructure, and real estate funds, none of which are invested in the Bank and its affiliates.
[3]	Consists mainly of PEA assets, interest and dividends receivable, and amounts due to and due from brokers for securities traded but not yet settled.

RISK MANAGEMENT PRACTICES

The principal pension plans' investments include financial instruments which are exposed to various risks. These risks include market risk (including foreign currency, interest rate, inflation, price risks, credit spread and credit risk), and liquidity risk. Key material risks faced by all plans are a decline in interest rates or credit spreads, which could increase the defined benefit obligation by more than the change in the value of plan assets, or from longevity risk (that is, lower mortality rates).

Asset-liability matching strategies are focused on obtaining an appropriate balance between earning an adequate return and having changes in liability values being hedged by changes in asset values.

The principal pension plans manage these financial risks in accordance with the Pension Benefits Standards Act, 1985, applicable regulations, as well as both the principal pension plans' Statement of Investment Policies and Procedures (SIPP) and the Management Operating Policies and Procedures (MOPP). The following are some specific risk management practices employed by the principal pension plans:

•	Monitoring credit exposure of counterparties;
•	Monitoring adherence to asset allocation guidelines;
•	Monitoring asset class performance against benchmarks; and
•	Monitoring the return on the plans' assets relative to the plans' liabilities.

The Bank's principal pension plans are overseen by a single retirement governance structure established by the Human Resources Committee of the Bank's Board of Directors. The governance structure utilizes retirement governance committees who have responsibility to oversee plan operations and investments, acting in a fiduciary capacity. Strategic, material plan changes require the approval of the Bank's Board of Directors.

OTHER PENSION AND RETIREMENT PLANS

CT Pension Plan

As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a defined benefit pension plan. The defined benefit plan was closed to new members after May 31, 1987. However, plan members were permitted to continue in the plan for future service. Funding for the plan is provided by contributions from the Bank and members of the plan.

TD Bank, N.A. Retirement Plans

TD Bank, N.A. and its subsidiaries maintain a defined contribution 401(k) plan covering all employees. The contributions to the plan for the year ended October 31, 2018, were $134 million (October 31, 2017 – $124 million; October 31, 2016 – $121 million), which included core and matching contributions. Annual expense is equal to the Bank's contributions to the plan.

TD Bank, N.A. also has frozen defined benefit retirement plans covering certain legacy TD Banknorth and TD Auto Finance (legacy Chrysler Financial) employees. TD Bank, N.A. also has closed post-retirement benefit plans, which include limited medical coverage and life insurance benefits, covering certain TD Auto Finance (legacy Chrysler Financial) employees.

Supplemental Employee Retirement Plans

Supplemental employee retirement plans for eligible employees are not funded by the Bank.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 82

The following table presents the financial position of the Bank's principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank's significant other pension and retirement plans.

Employee Benefit Plans' Obligations, Assets and Funded Status
(millions of Canadian dollars, except as noted)	Principal pension plans			Principal non-pension post-retirement benefit plan[1]			Other pension and retirement plans[2]
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Change in projected benefit obligation
Projected benefit obligation at beginning of year	$7,082	$6,805	$5,377	$558	$568	$553	$2,750	$2,863	$2,743
Obligations included due to The Retirement Benefit Plan merger[3]	6	–	–	–	–	–	–	–	–
Service cost – benefits earned	407	439	331	15	16	17	10	11	10
Interest cost on projected benefit obligation	217	196	191	18	17	21	96	95	105
Remeasurement (gain) loss – financial	(969)	(148)	1,179	(42)	–	(9)	(190)	(27)	259
Remeasurement (gain) loss – demographic	–	25	–	–	(42)	–	(8)	13	(11)
Remeasurement (gain) loss – experience	22	(15)	8	2	15	2	14	1	(12)
Members' contributions	104	80	66	–	–	–	–	–	–
Benefits paid	(330)	(291)	(347)	(16)	(16)	(16)	(137)	(138)	(265)
Change in foreign currency exchange rate	–	–	–	–	–	–	31	(68)	45
Past service cost (credit)[4]	–	(9)	–	–	–	–	3	–	(11)
Projected benefit obligation as at October 31	6,539	7,082	6,805	535	558	568	2,569	2,750	2,863
Change in plan assets
Plan assets at fair value at beginning of year	6,536	5,823	5,327	–	–	–	1,855	1,895	1,910
Assets included due to The Retirement Benefit Plan merger[3]	10	–	–	–	–	–	–	–	–
Interest income on plan assets	209	174	195	–	–	–	66	64	74
Remeasurement gain (loss) – return on plan assets less interest income	(231)	195	207	–	–	–	(109)	59	40
Members' contributions	104	80	66	–	–	–	–	–	–
Employer's contributions	355	565	384	16	16	16	37	37	101
Benefits paid	(330)	(291)	(347)	(16)	(16)	(16)	(137)	(138)	(265)
Change in foreign currency exchange rate	–	–	–	–	–	–	27	(58)	39
Defined benefit administrative expenses	(10)	(10)	(9)	–	–	–	(6)	(4)	(4)
Plan assets at fair value as at October 31	6,643	6,536	5,823	–	–	–	1,733	1,855	1,895
Excess (deficit) of plan assets at fair value over projected benefit obligation	104	(546)	(982)	(535)	(558)	(568)	(836)	(895)	(968)
Effect of asset limitation and minimum funding requirement	–	–	–	–	–	–	(13)	–	–
Net defined benefit asset (liability)	104	(546)	(982)	(535)	(558)	(568)	(849)	(895)	(968)
Annual expense
Net employee benefits expense includes the following:
Service cost – benefits earned	407	439	331	15	16	17	10	11	10
Net interest cost (income) on net defined benefit liability (asset)	8	22	(4)	18	17	21	30	31	31
Past service cost (credit)[4]	–	(9)	–	–	–	–	3	–	(11)
Defined benefit administrative expenses	10	10	9	–	–	–	4	4	7
Total expense	$425	$462	$336	$33	$33	$38	$47	$46	$37
Actuarial assumptions used to determine the projected benefit obligation as at October 31 (percentage)
Weighted-average discount rate for projected benefit obligation	4.10%	3.60%	3.52%	4.10%	3.60%	3.60%	4.37%	3.74%	3.65%
Weighted-average rate of compensation increase	2.54	2.54	2.66	3.00	3.00	3.25	1.03	1.14	1.18

[1]

The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plan is 4.28%. The rate is assumed to decrease gradually to 2.49% by the year 2040 and remain at that level thereafter.

[2]

Includes Canada Trust (CT) defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.

[3]

During 2018, The Retirement Benefit Plan of The Toronto-Dominion Bank (the "RBP") was deemed to be merged with the Society and previously undisclosed obligations and assets of the RBP are now included for the current year.

[4]	Includes a settlement gain of $12 million related to a portion of the TDAF defined benefit pension plan that was settled during 2016.

During the year ended October 31, 2019, the Bank expects to contribute $352 million to its principal pension plans, $18 million to its principal non-pension post-retirement benefit plan, and $39 million to its other pension and retirement plans. Future contribution amounts may change upon the Bank's review of its contribution levels during the year.

Assumptions related to future mortality which have been used to determine the defined benefit obligation and net benefit cost are as follows:

Assumed Life Expectancy at Age 65
(number of years)	Principal pension plans			Principal non-pension post-retirement benefit plan			Other pension and retirement plans
	As at October 31
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Male aged 65 at measurement date	23.3	23.2	22.1	23.3	23.2	22.1	22.1	21.8	21.4
Female aged 65 at measurement date	24.1	24.0	24.0	24.1	24.0	24.0	23.7	23.4	23.4
Male aged 40 at measurement date	24.5	24.5	23.4	24.5	24.5	23.4	23.0	22.9	22.5

Female aged 40 at measurement date	25.2	25.2	25.1	25.2	25.2	25.1	24.8	25.1	25.0

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 83

The weighted-average duration of the defined benefit obligation for the Bank's principal pension plans, principal non-pension post-retirement benefit plan, and other pension and retirement plans at the end of the reporting period are 15 years (2017 – 15 years, 2016 – 16 years), 17 years (2017 – 18 years, 2016 – 17 years), and 12 years (2017 – 13 years, 2016 – 13 years), respectively.

The following table provides the sensitivity of the projected benefit obligation for the Bank's principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank's significant other pension and retirement plans to actuarial assumptions considered significant by the Bank. These include discount rate, life expectancy, rates of compensation increase, and health care cost initial trend rates, as applicable. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

Sensitivity of Significant Actuarial Assumptions
(millions of Canadian dollars, except as noted)	As at
	October 31, 2018
	Obligation
	Principal pension plans	Principal non-pension post- retirement benefit plan	Other pension and retirement plans
Impact of an absolute change in significant actuarial assumptions
Discount rate
1% decrease in assumption	$1,092	$93	$336
1% increase in assumption	(847)	(73)	(274)
Rates of compensation increase
1% decrease in assumption	(233)	n/a1	–
1% increase in assumption	232	n/a1	–
Life expectancy
1 year decrease in assumption	(130)	(16)	(75)
1 year increase in assumption	128	16	74
Health care cost initial trend rate
1% decrease in assumption	n/a	(71)	(4)
1% increase in assumption	n/a	90	5

[1]	An absolute change in this assumption is immaterial.

The Bank recognized the following amounts on the Consolidated Balance Sheet.

Amounts Recognized in the Consolidated Balance Sheet
(millions of Canadian dollars)		As at
	October 31 2018	October 31 2017	October 31 2016
Other assets
Principal pension plans	$104	$–	$–
Other pension and retirement plans	3	7	3
Other employee benefit plans[1]	6	6	8
Total other assets	113	13	11
Other liabilities
Principal pension plans	–	546	982
Principal non-pension post-retirement benefit plan	535	558	568
Other pension and retirement plans	852	902	971
Other employee benefit plans[1]	360	457	490
Total other liabilities	1,747	2,463	3,011
Net amount recognized	$(1,634)	$(2,450)	$(3,000)

[1]	Consists of other defined benefit pension and other post-employment benefit plans operated by the Bank and its subsidiaries that are not considered material for disclosure purposes.

The Bank recognized the following amounts in the Consolidated Statement of Other Comprehensive Income.

Amounts Recognized in the Consolidated Statement of Other Comprehensive Income[1]
(millions of Canadian dollars)	For the years ended
	October 31 2018	October 31 2017	October 31 2016
Actuarial gains (losses) recognized in Other Comprehensive Income
Principal pension plans	$ 720	$ 333	$ (980)
Principal non-pension post-retirement benefit plan	40	27	7
Other pension and retirement plans	60	72	(193)
Other employee benefit plans[2]	45	22	(56)
Total actuarial gains (losses) recognized in Other Comprehensive Income	$ 865	$ 454	$ (1,222)

[1]	Amounts are presented on pre-tax basis.
[2]	Consists of other defined benefit pension and other post-employment benefit plans operated by the Bank and its subsidiaries that are not considered material for disclosure purposes.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 84

NOTE 25:  INCOME TAXES

The provision for (recovery of) income taxes is comprised of the following:

Provision for (Recovery of) Income Taxes
(millions of Canadian dollars)	For the years ended October 31
	2018	2017	2016
Provision for income taxes – Consolidated Statement of Income
Current income taxes
Provision for (recovery of) income taxes for the current period	$2,873	$2,073	$2,106
Adjustments in respect of prior years and other	(76)	5	(66)
Total current income taxes	2,797	2,078	2,040
Deferred income taxes
Provision for (recovery of) deferred income taxes related to the origination and reversal of temporary differences	76	215	50
Effect of changes in tax rates	302	13	2
Adjustments in respect of prior years and other	7	(53)	51
Total deferred income taxes	385	175	103
Total provision for income taxes – Consolidated Statement of Income	3,182	2,253	2,143
Provision for (recovery of) income taxes – Statement of Other Comprehensive Income
Current income taxes	(48)	261	57
Deferred income taxes	(701)	(755)	(229)
	(749)	(494)	(172)
Income taxes – other non-income related items including business combinations and other adjustments
Current income taxes	(3)	29	26
Deferred income taxes	(2)	–	(5)
	(5)	29	21
Total provision for (recovery of) income taxes	2,428	1,788	1,992
Current income taxes
Federal	1,491	1,115	1,003
Provincial	1,055	797	693
Foreign	200	456	427
	2,746	2,368	2,123
Deferred income taxes
Federal	(244)	(233)	(171)
Provincial	(160)	(156)	(116)
Foreign	86	(191)	156
	(318)	(580)	(131)
Total provision for (recovery of) income taxes	$2,428	$1,788	$1,992

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "U.S. Tax Act"), which made broad and complex changes to the U.S. tax code.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in an adjustment during 2018 to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21%. The impact for the year ended October 31, 2018 was a reduction in the value of the Bank's net deferred tax assets resulting in a $366 million income tax expense recorded in the Provision for (recovery of) income taxes on the Consolidated Statement of Income, a $22 million deferred income tax benefit recorded in OCI and a $12 million deferred income tax expense recorded in retained earnings.

The impact of the U.S. Tax Act on the Bank's statutory and effective tax rate is outlined in the following table as part of the Rate differentials on international operations.

Reconciliation to Statutory Income Tax Rate
(millions of Canadian dollars, except as noted)		2018		2017		2016
Income taxes at Canadian statutory income tax rate	$3,648	26.5%	$3,262	26.5%	$2,819	26.5%
Increase (decrease) resulting from:
Dividends received	(142)	(1.0)	(498)	(4.0)	(233)	(2.2)
Rate differentials on international operations	(343)	(2.5)	(515)	(4.2)	(439)	(4.1)
Other – net	19	0.1	4	–	(4)	(0.1)
Provision for income taxes and effective income tax rate	$3,182	23.1%	$2,253	18.3%	$2,143	20.1%

The Canada Revenue Agency (CRA) and Alberta are denying certain dividend deductions claimed by the Bank. In September 2018, Alberta reassessed the Bank for $15 million of income tax for the years 2011 to 2013. In June 2018, the CRA reassessed the Bank for approximately $198 million of additional income tax and interest in respect of its 2013 taxation year. To date, the Bank has been reassessed for approximately $553 million of income tax and interest for the years 2011 to 2013. The Bank expects the CRA and Alberta to reassess the subsequent years on the same basis and that Québec will also reassess all open years. The Bank is of the view that its tax filing positions were appropriate and intends to challenge all reassessments.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 85

Deferred tax assets and liabilities comprise of the following:

Deferred Tax Assets and Liabilities
(millions of Canadian dollars)	As at
	October 31 2018	October 31 2017
Deferred tax assets
Allowance for credit losses	$845	$924
Securities	920	215
Trading loans	54	90
Employee benefits	739	814
Pensions	59	269
Losses available for carry forward	94	131
Tax credits	326	22
Other	92	144
Total deferred tax assets	3,129	2,609
Deferred tax liabilities
Land, buildings, equipment, and other depreciable assets	223	7
Deferred (income) expense	12	(83)
Intangibles	163	244
Goodwill	94	122
Total deferred tax liabilities	492	290
Net deferred tax assets	2,637	2,319
Reflected on the Consolidated Balance Sheet as follows:
Deferred tax assets	2,812	2,497
Deferred tax liabilities[1]	175	178
Net deferred tax assets	$2,637	$2,319

[1]	Included in Other liabilities on the Consolidated Balance Sheet.

The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized on the Consolidated Balance Sheet was $806 million as at October 31, 2018 (October 31, 2017 – $633 million), of which $2 million (October 31, 2017 – $2 million) is scheduled to expire within five years.

Certain taxable temporary differences associated with the Bank's investments in subsidiaries, branches and associates, and interests in joint ventures did not result in the recognition of deferred tax liabilities as at October 31, 2018. The total amount of these temporary differences was $61 billion as at October 31, 2018 (October 31, 2017 – $55 billion).

The movement in the net deferred tax asset for the years ended October 31 was as follows:

Deferred Income Tax Expense (Recovery)
(millions of Canadian dollars)	2018				2017
	Consolidated statement of income	Other comprehensive income	Business combinations and other	Total	Consolidated statement of income	Other comprehensive income	Business combinations and other	Total
Deferred income tax expense (recovery)
Allowance for credit losses	$79	$–	$–	$79	$(59)	$–	$–	$(59)
Land, buildings, equipment, and other depreciable assets	216	–	–	216	36	–	–	36
Deferred (income) expense	95	–	–	95	(52)	–	–	(52)
Trading loans	36	–	–	36	24	–	–	24
Pensions	(20)	230	–	210	27	128	–	155
Employee benefits	61	14	–	75	20	7	–	27
Losses available for carry forward	37	–	–	37	23	–	–	23
Tax credits	(304)	–	–	(304)	143	–	–	143
Other deferred tax assets	54	–	(2)	52	202	–	–	202
Securities	240	(945)	–	(705)	(118)	(890)	–	(1,008)
Intangible assets	(81)	–	–	(81)	(87)	–	–	(87)
Goodwill	(28)	–	–	(28)	16	–	–	16
Total deferred income tax expense (recovery)	$385	$(701)	$(2)	$(318)	$175	$(755)	$–	$(580)

NOTE 26:  EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 86

The following table presents the Bank's basic and diluted earnings per share for the years ended October 31.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the years ended October 31
	2018	2017	2016
Basic earnings per share
Net income attributable to common shareholders	$11,048	$10,203	$8,680
Weighted-average number of common shares outstanding (millions)	1,835.4	1,850.6	1,853.4
Basic earnings per share (Canadian dollars)	$6.02	$5.51	$4.68
Diluted earnings per share
Net income attributable to common shareholders	$11,048	$10,203	$8,680
Net income available to common shareholders including impact of dilutive securities	11,048	10,203	8,680
Weighted-average number of common shares outstanding (millions)	1,835.4	1,850.6	1,853.4
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	4.1	4.2	3.4
Weighted-average number of common shares outstanding – diluted (millions)	1,839.5	1,854.8	1,856.8
Diluted earnings per share (Canadian dollars)[1]	$6.01	$5.50	$4.67

[1]	For the years ended October 31, 2018, October 31, 2017, and October 31, 2016, no outstanding options were excluded from the computation of diluted earnings per share.

NOTE 27:  PROVISIONS, CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES, PLEDGED ASSETS, AND COLLATERAL

PROVISIONS

The following table summarizes the Bank's provisions.

Provisions
(millions of Canadian dollars)
	Restructuring [1]	Litigation and Other	Total
Balance as at November 1, 2017	$117	$332	$449
Additions	84	158	242
Amounts used	(72)	(121)	(193)
Release of unused amounts	(11)	(24)	(35)
Foreign currency translation adjustments and other	3	7	10
Balance as at October 31, 2018, before allowance for credit losses for off-balance sheet instruments	$121	$352	$473
Add: allowance for credit losses for off-balance sheet instruments[2]			1,029
Balance as at October 31, 2018			$1,502

[1]	Includes provisions for onerous lease contracts.
[2]	Refer to Note 8 for further details.

LITIGATION

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions. The Bank establishes legal provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at October 31, 2018, the Bank's RPL is from zero to approximately $763 million. This range does not include potential punitive damages and interest and also does not include matters for which an estimate cannot currently be made, including actions that are in preliminary stages and certain matters where no specific amount has been claimed. The Bank's provisions and RPL represent the Bank's best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank's provisions and/or RPL to be significantly different from its actual or reasonably possible losses. For example, the Bank's estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the proceedings, some of which are beyond the Bank's control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminate damages.

In management's opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank's consolidated results of operations for any particular reporting period.

Stanford Litigation – The Bank was named as a defendant in Rotstain v. Trustmark National Bank, et al., a putative class action lawsuit in the United States District Court for the Northern District of Texas related to a US$7.2 billion Ponzi scheme perpetrated by R. Allen Stanford, the owner of Stanford International Bank, Limited (SIBL), an offshore bank based in Antigua. Plaintiffs purport to represent a class of investors in SIBL-issued certificates of deposit. The Bank provided certain correspondent banking services to SIBL. Plaintiffs allege that the Bank and four other banks aided and abetted or conspired with Mr. Stanford to commit fraud and that the bank defendants received fraudulent transfers from SIBL by collecting fees for providing certain services.

The Official Stanford Investors Committee (OSIC), a court-approved committee representing investors, received permission to intervene in the lawsuit and has brought similar claims against all the bank defendants.

The court denied in part and granted in part the Bank's motion to dismiss the lawsuit on April 21, 2015. The court also entered a class certification scheduling order requiring the parties to conduct discovery and submit briefing regarding class certification. The class certification motion was fully submitted on October 26, 2015. The class plaintiffs filed an amended complaint asserting certain additional state law claims against the Bank on June 23, 2015. The Bank's motion to dismiss the newly amended complaint in its entirety was fully submitted on August 18, 2015. On April 22, 2016, the Bank filed a motion to reconsider the

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 87

court's April 2015 dismissal decision with respect to certain claims by OSIC under the Texas Uniform Fraudulent Transfer Act based on an intervening change in the law announced by the Texas Supreme Court on April 1, 2016. On July 28, 2016, the court issued a decision denying defendants' motions to dismiss the class plaintiffs' complaint and to reconsider with respect to OSIC's complaint. The Bank filed its answer to the class plaintiffs' complaint on August 26, 2016. OSIC filed an amended intervenor complaint against the Bank on November 4, 2016 and the Bank filed its answer to this amended complaint on December 19, 2016.

On November 7, 2017, the Court issued a decision denying the class certification motion. The court found that the plaintiffs failed to show that common issues of fact would predominate given the varying sales presentations they allegedly received.

On November 21, 2017, the class plaintiffs filed a Rule 23(f) petition seeking permission to appeal the District Court's denial of class certification to the United States Court of Appeals for the Fifth Circuit. The Bank filed an opposition to the class plaintiffs' petition on December 4, 2017. The Fifth Circuit denied the class plaintiffs' petition on April 20, 2018.

The Bank is also a defendant in two cases filed in the Ontario Superior Court of Justice: (1) Wide & Dickson v. The Toronto-Dominion Bank, an action filed by the Joint Liquidators of SIBL appointed by the Eastern Caribbean Supreme Court, and (2) Dynasty Furniture Manufacturing Ltd., et al. v. The Toronto-Dominion Bank, an action filed by five investors in certificates of deposits sold by Stanford. The suits assert that the Bank acted negligently and provided knowing assistance to SIBL's fraud. The court denied the Bank's motion for summary judgment in the Joint Liquidators case to dismiss the action based on the applicable statute of limitations on November 9, 2015, and designated the limitations issues to be addressed as part of a future trial on the merits. The two cases filed in the Ontario Superior Court of Justice are being managed jointly, and discovery is ongoing.

Overdraft Litigation – TD Bank, N.A. was named as a defendant in eleven putative nationwide class actions challenging the overdraft practices of TD Bank, N.A. from August 16, 2010 to the present and the overdraft practices of Carolina First Bank prior to its merger into TD Bank, N.A. in September 2010.

These actions have been consolidated for pretrial proceedings as MDL 2613 in the United States District Court for the District of South Carolina: In re TD Bank, N.A. Debit Card Overdraft Fee Litigation, No. 6:15-MN-02613 (D.S.C.). On December 10, 2015, TD Bank, N.A.‘s motion to dismiss the consolidated class action was granted in part and denied in part. Discovery, briefing, and a hearing on class certification were complete as of May 24, 2017. On January 5, 2017, TD Bank, N.A. was named as a defendant in a twelfth class action complaint challenging an overdraft practice that was already the subject of the consolidated amended class action complaint. This action was consolidated into MDL 2613, and dismissed by the Court. The plaintiff in that complaint has filed a notice of appeal with the Fourth Circuit.

On December 5, 2017, TD Bank, N.A. was named as a defendant in a thirteenth class action complaint challenging the Bank's overdraft practices. The new action, which was transferred to MDL 2613, concerns the Bank's treatment of certain transactions as "recurring" for overdraft purposes. The Bank has moved to dismiss the claims.

On February 22, 2018, the Court issued an order certifying a class as to certain claims and denying certification as to others. The United States Court of Appeals for the Fourth Circuit denied the Bank's 23(f) petition seeking permission to appeal certain portions of the District Court's order.

Credit Card Fees – Between 2011 and 2013, seven proposed class actions were commenced, five of which remain in British Columbia, Alberta, Saskatchewan, Ontario and Québec: Coburn and Watson's Metropolitan Home v. Bank of America Corporation, et al.; Macaronies Hair Club v. BOFA Canada Bank, et al.; Hello Baby Equipment Inc. v. BOFA Canada Bank, et al.; Bancroft-Snell, et al. v. Visa Canada Corporation, et al.; and 9085-4886 Québec Inc. v. Visa Canada Corporation, et al. Subject to court approval of certain settlements, the remaining defendants in each action are the Bank and several other financial institutions. The plaintiff class members are Canadian merchants who accept payment for products and services by Visa Canada Corporation (Visa) and/or MasterCard International Incorporated (MasterCard) (collectively, the ''Networks''). While there is some variance, in most of the actions it is alleged that, from March 2001 to the present, the Networks conspired with their issuing banks and acquirers to fix excessive fees and that certain rules have the effect of increasing the merchant fees. The five actions that remain include claims of civil conspiracy, breach of the Competition Act, interference with economic relations, and unjust enrichment. Plaintiffs seek general and punitive damages. In the lead case proceeding in British Columbia, the decision to partially certify the action as a class proceeding was released on March 27, 2014. The certification decision was appealed by both plaintiff class representatives and defendants. The appeal hearing took place in December 2014 and the decision was released on August 19, 2015. While both the plaintiffs and defendants succeeded in part on their respective appeals, the class period for the plaintiffs' key claims was shortened significantly. At a hearing in October 2016, the plaintiffs sought to amend their claims to reinstate the extended class period. The plaintiffs' motion to amend their claims to reinstate the extended class period was denied by the motions judge and subsequently by the B.C. Court of Appeal. The plaintiffs have sought and were refused leave to appeal to the Supreme Court of Canada. The trial of the British Columbia action is currently scheduled to proceed in October 2019. In Québec, the motion for authorization proceeded on November 6-7, 2017 and the matter was authorized on similar grounds and for a similar period as in British Columbia. The plaintiffs appealed this decision with a date to be set by the court.

Consumer Class Actions – The Bank, along with several other Canadian financial institutions, is a defendant in a number of matters brought by consumers alleging provincial and/or national class claims in connection with various fees, interest rate calculations, and credit decisions. The cases are in various stages of maturity. In one matter, the Bank is the sole defendant. Trial in that case has been scheduled for November 2020.

COMMITMENTS

Credit-related Arrangements

In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank's policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.

Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse, and collateral security requirements as loans extended to customers. Refer to the Guarantees section in this Note for further details.

Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.

Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers' liability under acceptances. A discussion on the types of liquidity facilities the Bank provides to its securitization conduits is included in Note 10.

The values of credit instruments reported as follows represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 88

Credit Instruments
(millions of Canadian dollars)		As at
	October 31 2018	October 31 2017
Financial and performance standby letters of credit	$26,431	$23,723
Documentary and commercial letters of credit	197	198
Commitments to extend credit[1]
Original term-to-maturity of one year or less	50,028	41,587
Original term-to-maturity of more than one year	134,148	115,692
Total	$210,804	$181,200

[1]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

In addition, as at October 31, 2018, the Bank is committed to fund $205 million (October 31, 2017 – $123 million) of private equity investments.

Long-term Commitments or Leases

The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $948 million for 2019; $902 million for 2020, $815 million for 2021, $733 million for 2022, $640 million for 2023, $3,229 million for 2024, and thereafter.

Future minimum finance lease commitments where the annual payment is in excess of $100 thousand, is estimated at $26 million for 2019; $12 million for 2020, $8 million for 2021, $5 million for 2022, $4 million for 2023, $5 million for 2024, and thereafter.

The premises and equipment net rental expense, included under Non-interest expenses in the Consolidated Statement of Income, was $1.1 billion for the year ended October 31, 2018 (October 31, 2017 – $1.1 billion; October 31, 2016 – $1.1 billion).

PLEDGED ASSETS AND COLLATERAL

In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, covered bonds, obligations related to securities sold short, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

Details of assets pledged against liabilities and collateral assets held or repledged are shown in the following table:

Sources and Uses of Pledged Assets and Collateral[1]
(millions of Canadian dollars)		As at
	October 31 2018	October 31 2017
Sources of pledged assets and collateral
Bank assets
Cash and due from banks	$1,219	$442
Interest-bearing deposits with banks	3,301	3,329
Loans	83,637	75,682
Securities	83,370	74,511
Other assets	1,278	635
	172,805	154,599
Third-party assets[2]
Collateral received and available for sale or repledging	243,168	215,678
Less: Collateral not repledged	(57,845)	(61,328)
	185,323	154,350
	358,128	308,949
Uses of pledged assets and collateral[3]
Derivatives	8,083	7,905
Obligations related to securities sold under repurchase agreements	105,665	94,945
Securities borrowing and lending	85,544	61,856
Obligations related to securities sold short	39,007	35,281
Securitization	32,067	33,527
Covered bond	38,033	30,273
Clearing systems, payment systems, and depositories	7,540	5,686
Foreign governments and central banks	1,390	1,222
Other	40,799	38,254
Total	$358,128	$308,949

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]	Includes collateral received from reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
[3]	Includes $43.9 billion of on-balance sheet assets that the Bank has pledged and that the counterparty can subsequently repledge as at October 31, 2018 (October 31, 2017 – $39.3 billion).

ASSETS SOLD WITH RECOURSE

In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 89

GUARANTEES

The following types of transactions represent the principal guarantees that the Bank has entered into.

Assets Sold With Contingent Repurchase Obligations

The Bank sells mortgage loans, which it continues to service, to the TD Mortgage Fund (the "Fund"), a mutual fund managed by the Bank. As part of its responsibilities, the Bank has an obligation to repurchase mortgage loans when they default or if the Fund experiences a liquidity event such that it does not have sufficient cash to honour unit-holder redemptions. On April 22, 2016, the Fund was discontinued and merged with another mutual fund managed by the Bank. The mortgages held by the Fund were not merged into the other mutual fund and as a result of the Fund's discontinuation, the mortgages were repurchased from the Fund at a fair value of $155 million. Prior to the discontinuation of the Fund, during the year ended October 31, 2016, the fair value of the mortgages repurchased from the Fund as a result of a liquidity event was $21 million. For further details on the Bank's involvement with the Fund, refer to Note 10.

Credit Enhancements

The Bank guarantees payments to counterparties in the event that third-party credit enhancements supporting asset pools are insufficient.

Indemnification Agreements

In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevent the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.

The Bank also indemnifies directors, officers, and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank's request, to another entity.

The following table summarizes as at October 31, the maximum potential amount of future payments that could be made under guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments
(millions of Canadian dollars)		As at
	October 31 2018	October 31 2017
Financial and performance standby letters of credit	$26,431	$23,723
Assets sold with contingent repurchase obligations	12	15
Total	$26,443	$23,738

NOTE 28:  RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Bank's related parties include key management personnel, their close family members and their related entities, subsidiaries, associates, joint ventures, and post-employment benefit plans for the Bank's employees.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS, AND THEIR RELATED ENTITIES

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors to be key management personnel. The Bank makes loans to its key management personnel, their close family members, and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.

As at October 31, 2018, $149 million (October 31, 2017 – $180 million) of related party loans were outstanding from key management personnel, their close family members, and their related entities.

COMPENSATION

The remuneration of key management personnel was as follows:

Compensation
(millions of Canadian dollars)	For the years ended October 31
	2018	2017	2016
Short-term employee benefits	$34	$33	$25
Post-employment benefits	3	3	3
Share-based payments	37	32	32
Total	$74	$68	$60

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. Refer to Note 23 for further details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 90

TRANSACTIONS WITH SUBSIDIARIES, TD AMERITRADE, AND SYMCOR INC.

Transactions between the Bank and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions.

Transactions between the Bank, TD Ameritrade, and Symcor Inc. (Symcor) also qualify as related party transactions. There were no significant transactions between the Bank, TD Ameritrade, and Symcor during the year ended October 31, 2018, other than as described in the following sections and in Note 12.

Other Transactions with TD Ameritrade and Symcor

(1) TRANSACTIONS WITH TD AMERITRADE HOLDING CORPORATION

The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade, FDIC-insured money market deposit accounts as either designated sweep vehicles or as non-sweep deposit accounts. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $1.9 billion during the year ended October 31, 2018 (October 31, 2017 – $1.5 billion; October 31, 2016 – $1.2 billion) to TD Ameritrade related to deposit accounts. The amount paid by the Bank is based on the average insured deposit balance of $140 billion for the year ended October 31, 2018 (October 31, 2017 – $124 billion; October 31, 2016 – $112 billion) with a portion of the amount tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, and the balance tied to an agreed rate of return. The Bank earns a servicing fee of 25 bps on the aggregate average daily balance in the sweep accounts (subject to adjustment based on a specified formula).

As at October 31, 2018, amounts receivable from TD Ameritrade were $137 million (October 31, 2017 – $68 million). As at October 31, 2018, amounts payable to TD Ameritrade were $174 million (October 31, 2017 – $167 million).

The Bank and other financial institutions provided TD Ameritrade with unsecured revolving loan facilities. The total commitment provided by the Bank was $338 million, which was undrawn as at October 31, 2018, and October 31, 2017.

(2) TRANSACTIONS WITH SYMCOR

The Bank has one-third ownership in Symcor, a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor's results using the equity method of accounting. During the year ended October 31, 2018, the Bank paid $86 million (October 31, 2017 – $93 million; October 31, 2016 – $97 million) for these services. As at October 31, 2018, the amount payable to Symcor was $14 million (October 31, 2017 – $15 million).

The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2018, and October 31, 2017.

NOTE 29:  SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Canadian Retail is comprised of Canadian personal and commercial banking, which provides financial products and services to personal, small business, and commercial customers, TD Auto Finance Canada, the Canadian credit card business, the Canadian wealth business, which provides investment products and services to institutional and retail investors, and the insurance business. U.S. Retail is comprised of the personal and business banking operations in the U.S. operating under the brand TD Bank, America's Most Convenient Bank®, primarily in the Northeast and Mid-Atlantic regions and Florida, and the U.S. wealth business, including Epoch and the Bank's equity investment in TD Ameritrade. Wholesale banking provides a wide range of capital markets, investment banking, and corporate banking products and services, including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding, and investment needs of the Bank's clients. The Bank's other activities are grouped into the Corporate segment. The Corporate segment includes the effects of certain asset securitization programs, treasury management, the collectively assessed allowance for incurred but not identified credit losses in Canadian Retail and Wholesale Banking, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax items, and residual unallocated revenue and expenses.

The results of each business segment reflect revenue, expenses, and assets generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations, and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. The basis of allocation and methodologies are reviewed periodically to align with management's evaluation of the Bank's business segments. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximates the fair value of the services provided. Income tax provision or recovery is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangibles acquired as a result of business combinations is included in the Corporate segment. Accordingly, net income for business segments is presented before amortization of these intangibles.

Non-interest income is earned by the Bank primarily through investment and securities services, credit fees, trading income, service charges, card services, and insurance revenues. Revenues from investment and securities services are earned predominantly in the Canadian Retail segment with the remainder earned in Wholesale Banking and U.S. Retail. Revenues from credit fees are primarily earned in the Wholesale Banking and Canadian Retail segments. Trading income is earned within Wholesale Banking. Both service charges and card services revenue are mainly earned in the U.S. Retail and Canadian Retail segments. Insurance revenue is earned in the Canadian Retail segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.

The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, these CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on these CDS, in excess of the accrued cost, are reported in the Corporate segment.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 91

The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the available-for-sale category under IAS 39 (classified as fair value through other comprehensive income under IFRS 9) effective August 1, 2008. These debt securities are economically hedged, primarily with CDS and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. As a result, the derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts were reported in the Corporate segment. Adjusted results of the Bank in prior periods exclude the gains and losses of the derivatives in excess of the accrued amount. Effective February 1, 2017, the total gains and losses as a result of changes in fair value of these derivatives are recorded in Wholesale Banking.

Upon adoption of IFRS 9, the current period provision for credit losses related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees are recorded within the respective segment. Under IAS 39, and prior to November 1, 2017, the provision for credit losses related to the collectively assessed allowance for incurred but not identified credit losses that related to Canadian Retail and Wholesale Banking segments was recorded in the Corporate segment.

The following table summarizes the segment results for the years ended October 31.

Results by Business Segment[1]
(millions of Canadian dollars)	For the years ended October 31
					2018
	Canadian Retail	U.S. Retail	Wholesale Banking[2,3]	Corporate[2,3]	Total
Net interest income (loss)	$11,576	$8,176	$1,150	$1,337	$22,239
Non-interest income (loss)	11,137	2,768	2,309	381	16,595
Total revenue[4]	22,713	10,944	3,459	1,718	38,834
Provision for (recovery of) credit losses	998	917	3	562	2,480
Insurance claims and related expenses	2,444	–	–	–	2,444
Non-interest expenses	9,473	6,100	2,067	2,497	20,137
Income (loss) before income taxes	9,798	3,927	1,389	(1,341)	13,773
Provision for (recovery of) income taxes	2,615	432	335	(200)	3,182
Equity in net income of an investment in TD Ameritrade	–	693	–	50	743
Net income (loss)	$7,183	$4,188	$1,054	$(1,091)	$11,334

Total assets as at October 31	$433,960	$417,292	$425,909	$57,742	$1,334,903

					2017
Net interest income (loss)	$10,611	$7,486	$1,804	$946	$20,847
Non-interest income (loss)	10,451	2,735	1,467	649	15,302
Total revenue[4]	21,062	10,221	3,271	1,595	36,149
Provision for (recovery of) credit losses	986	792	(28)	466	2,216
Insurance claims and related expenses	2,246	–	–	–	2,246
Non-interest expenses	8,934	5,878	1,929	2,625	19,366
Income (loss) before income taxes	8,896	3,551	1,370	(1,496)	12,321
Provision for (recovery of) income taxes	2,371	671	331	(1,120)	2,253
Equity in net income of an investment in TD Ameritrade	–	442	–	7	449
Net income (loss)	$6,525	$3,322	$1,039	$(369)	$10,517

Total assets as at October 31	$404,444	$403,937	$406,138	$64,476	$1,278,995

					2016
Net interest income (loss)	$9,979	$7,093	$1,685	$1,166	$19,923
Non-interest income (loss)	10,230	2,366	1,345	451	14,392
Total revenue	20,209	9,459	3,030	1,617	34,315
Provision for (recovery of) credit losses	1,011	744	74	501	2,330
Insurance claims and related expenses	2,462	–	–	–	2,462
Non-interest expenses	8,557	5,693	1,739	2,888	18,877
Income (loss) before income taxes	8,179	3,022	1,217	(1,772)	10,646
Provision for (recovery of) income taxes	2,191	498	297	(843)	2,143
Equity in net income of an investment in TD Ameritrade	–	435	–	(2)	433
Net income (loss)	$5,988	$2,959	$920	$(931)	$8,936

Total assets as at October 31	$383,011	$388,749	$342,478	$62,729	$1,176,967

[1]

The retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

[2]	Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
[3]

Effective February 1, 2017, the total gains and losses as a result of changes in fair value of the CDS and interest rate swap contracts hedging the reclassified financial assets at FVOCI (AFS securities under IAS 39) portfolio are recorded in Wholesale Banking. Previously, these derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs were reported in Corporate segment.

[4]	Effective fiscal 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 92

RESULTS BY GEOGRAPHY

For reporting of geographic results, segments are grouped into Canada, United States, and Other international. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars)	For the years ended October 31			As at October 31
			2018	2018
	Total revenue	Income before income taxes	Net income	Total assets
Canada	$23,279	$8,886	$6,523	$713,677
United States	13,751	3,768	2,993	514,263
Other international	1,804	1,119	1,818	106,963
Total	$38,834	$13,773	$11,334	$1,334,903

			2017	2017
Canada	$20,862	$7,250	$5,660	$648,924
United States	13,371	3,677	3,075	515,478
Other international	1,916	1,394	1,782	114,593
Total	$36,149	$12,321	$10,517	$1,278,995

			2016	2016
Canada	$20,374	$6,760	$5,133	$632,215
United States	12,217	2,873	2,436	462,330
Other international	1,724	1,013	1,367	82,422
Total	$34,315	$10,646	$8,936	$1,176,967

NOTE 30:  INTEREST INCOME AND EXPENSE

The following table presents interest income and interest expense by basis of accounting measurement. Please refer to Note 2 for the type of instruments measured at amortized cost and FVOCI under IFRS 9 and IAS 39.

(millions of Canadian dollars)		For the year ended
	October 31, 2018[1]		October 31, 2017
	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost	$26,051	$9,286	$22,596	$6,204
Measured at FVOCI	4,588	–	3,426	–
	30,639	9,286	26,022	6,204
Not measured at amortized cost or FVOCI[2]	5,783	4,897	3,810	2,781
Total	$36,422	$14,183	$29,832	$8,985

[1]	Amounts for the year ended October 31, 2018 are prepared in accordance with IFRS 9. Prior period comparatives are based on IAS 39. Refer to Note 2 for further details.
[2]

Includes interest income, interest expense, and dividend income for financial instruments that are measured or designated at fair value through profit or loss and equities designated at fair value through other comprehensive income.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 93

NOTE 31:  CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank's portfolio could be sensitive to changing conditions in particular geographic regions.

Concentration of Credit Risk

(millions of Canadian dollars,	As at
except as noted)	Loans and customers' liability under acceptances[1,2]		Credit Instruments[3,4]		Derivative financial instruments[5,6]
	October 31 2018	October 31 2017	October 31 2018	October 31 2017	October 31 2018	October 31 2017
Canada[7]	67%	66%	40%	42%	24%	29%
United States[8]	32	33	57	55	31	26
United Kingdom	–	–	1	1	15	17
Europe – other	–	–	1	1	24	21
Other international	1	1	1	1	6	7
Total	100%	100%	100%	100%	100%	100%
	$666,405	$629,888	$210,804	$181,200	$55,615	$53,645

[1]

Of the total loans and customers' liability under acceptances, the only industry segment which equalled or exceeded 5% of the total concentration as at October 31, 2018, was: real estate 9% (October 31, 2017 – 10%).

[2]	Includes loans that are measured at fair value through other comprehensive income.
[3]

As at October 31, 2018, the Bank had commitments and contingent liability contracts in the amount of $211 billion (October 31, 2017 – $181 billion). Included are commitments to extend credit totalling $184 billion (October 31, 2017 – $157 billion), of which the credit risk is dispersed as detailed in the table above.

[4]

Of the commitments to extend credit, industry segments which equalled or exceeded 5% of the total concentration were as follows as at October 31, 2018: financial institutions 19% (October 31, 2017 – 19%); pipelines, oil and gas 10% (October 31, 2017 – 10%); power and utilities 9% (October 31, 2017 – 10%); automotive 9% (October 31, 2017 – 7%); telecommunications, cable, and media 7% (October 31, 2017 – 6%); sundry manufacturing and wholesale 7% (October 31, 2017 – 7%); professional and other services 6% (October 31, 2017 – 6%); non-residential real estate development 5% (October 31, 2017 – 5%); government, public sector entities, and education 5% (October 31, 2017 – 5%).

[5]

As at October 31, 2018, the current replacement cost of derivative financial instruments amounted to $56 billion (October 31, 2017 – $54 billion). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above. The table excludes the fair value of exchange traded derivatives.

[6]

The largest concentration by counterparty type was with financial institutions (including non-banking financial institutions), which accounted for 68% of the total as at October 31, 2018 (October 31, 2017 – 75%). The second largest concentration was with governments, which accounted for 26% of the total as at October 31, 2018 (October 31, 2017 – 20%). No other industry segment exceeded 5% of the total.

[7]

Debt securities classified as loans were 0.4% as at October 31, 2017, of the total loans and customers' liability under acceptances. Debt securities classified as loans are reclassified as Debt securities at amortized cost under IFRS 9.

[8]

Debt securities classified as loans were 0.1% as at October 31, 2017, of the total loans and customers' liability under acceptances. Debt securities classified as loans are reclassified as Debt securities at amortized cost under IFRS 9.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 94

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure

(millions of Canadian dollars)		As at
	October 31 2018	October 31 2017
Cash and due from banks	$4,735	$3,971
Interest-bearing deposits with banks	30,720	51,185
Securities[1]
Financial assets designated at fair value through profit or loss
Government and government-insured securities	1,397	2,119
Other debt securities	2,221	1,913
Trading
Government and government-insured securities	47,085	40,012
Other debt securities	20,106	13,358
Retained interest	25	32
Non-trading securities at fair value through profit or loss
Government and government-insured securities	–	n/a
Other debt securities	2,340	n/a
Securities at fair value through other comprehensive income
Government and government-insured securities	94,733	n/a
Other debt securities	30,948	n/a
Available-for-sale
Government and government-insured securities	n/a	102,361
Other debt securities	n/a	41,763
Debt securities at amortized cost
Government and government-insured securities	60,535	n/a
Other debt securities	46,636	n/a
Held-to-maturity
Government and government-insured securities	n/a	45,623
Other debt securities	n/a	25,740
Securities purchased under reverse purchase agreements	127,379	134,429
Derivatives[2]	101,525	70,120
Loans
Residential mortgages	225,081	221,990
Consumer instalment and other personal	170,976	156,293
Credit card	34,015	31,743
Business and government	216,321	199,503
Debt securities classified as loans	n/a	3,062
Trading loans	10,990	11,235
Non-trading loans at fair value through profit or loss	1,336	n/a
Loans at fair value through other comprehensive income	2,745	n/a
Customers' liability under acceptances	17,267	17,297
Amounts receivable from brokers, dealers, and clients	26,940	29,971
Other assets	5,886	4,556
Total assets	1,281,942	1,208,276
Credit instruments[3]	210,804	181,200
Unconditionally cancellable commitments to extend credit relating to personal lines of credit and credit card lines	301,752	290,123
Total credit exposure	$1,794,498	$1,679,599

[1]	Excludes equity securities.
[2]

The gross maximum credit exposure for derivatives is based on the credit equivalent amount less the impact of certain master netting arrangements. The amounts exclude exchange traded derivatives and non-trading credit derivatives. Refer to Note 11 for further details.

[3]

The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above. Refer to Note 27 for further details.

NOTE 32:  REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

The Bank's capital management objectives are:

•	To be an appropriately capitalized financial institution as determined by:
–	the Bank's Risk Appetite Statement;
–	capital requirements defined by relevant regulatory authorities; and
–	the Bank's internal assessment of capital requirements consistent with the Bank's risk profile and risk tolerance levels.
•	To have the most economically achievable weighted-average cost of capital, consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
–	insulate the Bank from unexpected events; or
–	support and facilitate business growth and/or acquisitions consistent with the Bank's strategy and risk appetite.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 95

•	To support strong external debt ratings, in order to manage the Bank's overall cost of funds and to maintain accessibility to required funding.

These objectives are applied in a manner consistent with the Bank's overall objective of providing a satisfactory return on shareholders' equity.

Basel III Capital Framework

Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely Common Equity Tier 1 (CET1), Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective risk-weighted assets (RWA), inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III also implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage ratio exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures.

Capital Position and Capital Ratios

The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage, and mitigate risks. It specifies methodologies for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios. Effective the third quarter of 2016, OSFI approved the Bank to calculate the majority of the retail portfolio credit RWA in the U.S. Retail segment using the AIRB approach. The remaining assets in the U.S. Retail segment continue to use the standardized approach for credit risk.

For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting, such as OSFI's Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

Some of the Bank's subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank's ability to extract capital or funds for other uses.

During the year ended October 31, 2018, the Bank complied with the OSFI Basel III guideline related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI's target CET1, Tier 1, and Total Capital ratios for Canadian banks designated as D-SIBs includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively. In addition, on June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffers through the introduction of the public Domestic Stability Buffer (DSB) which is held by D-SIBs against Pillar 2 risks. The current buffer is set at 1.5% of total risk-weighted assets (RWA) and must be met with CET1 Capital, effectively raising the CET1 target to 9.5%. Effective the second quarter of 2018, the Bank is no longer constrained by the regulatory floor as a result of implementing OSFI's revised capital floor requirements.

OSFI has provided IFRS transitional provisions for the leverage ratio (as previously with the ACM), which allows for the exclusion of assets securitized and sold through CMHC-sponsored programs prior to March 31, 2010, from the calculation.

The following table summarizes the Bank's regulatory capital position as at October 31.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	October 31 2018	October 31 2017
Capital
Common Equity Tier 1 Capital	$52,389	$46,628
Tier 1 Capital	59,735	53,751
Total Capital	70,434	65,038
Risk-weighted assets used in the calculation of capital ratios[1,2]
Common Equity Tier 1 Capital	$435,632	$435,750
Tier 1 Capital	435,780	435,750
Total Capital	435,927	435,750
Capital and leverage ratios
Common Equity Tier 1 Capital ratio[1,2]	12.0%	10.7%
Tier 1 Capital ratio[1,2]	13.7	12.3
Total Capital ratio[1,2]	16.2	14.9
Leverage ratio	4.2	3.9

[1]

In accordance with the final CAR guideline, the Credit Valuation Adjustment (CVA) capital charge is being phased in until the first quarter of 2019. Each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. For fiscal 2018, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are 80%, 83%, and 86%, respectively. For fiscal 2017, the scalars were 72%, 77%, and 81%, respectively.

[2]

As at October 31, 2017, RWA for all ratios were the same due to the regulatory floor which was based on Basel I risk weights. As at October 31, 2018, the regulatory floor is based on Basel II standardized risk weights and is no longer triggered resulting in a separate RWA for each ratio due to the CVA scalar.

NOTE 33:  RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the "Managing Risk" section of the MD&A relating to market, liquidity, and insurance risks are an integral part of the 2018 Consolidated Financial Statements.

TD BANK GROUP • 2018 FINANCIAL STATEMENTS AND NOTES	Page 96

NOTE 34:  INFORMATION ON SUBSIDIARIES

The following is a list of the directly or indirectly held significant subsidiaries.

SIGNIFICANT SUBSIDIARIES[1]
(millions of Canadian dollars)			As at October 31, 2018
North America	Address of Head or Principal Office[2]	Description	Carrying value of shares owned by the Bank[3]
Meloche Monnex Inc.	Montreal, Québec	Holding Company	$1,379
Security National Insurance Company	Montreal, Québec	Insurance Company
Primmum Insurance Company	Toronto, Ontario	Insurance Company
TD Direct Insurance Inc.	Toronto, Ontario	Insurance Company
TD General Insurance Company	Toronto, Ontario	Insurance Company
TD Home and Auto Insurance Company	Toronto, Ontario	Insurance Company
TD Asset Management Inc.	Toronto, Ontario	Investment Counselling and Portfolio Management	328
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario	Investment Counselling and Portfolio Management
TD Auto Finance (Canada) Inc.	Toronto, Ontario	Automotive Finance Entity	2,344
TD Auto Finance Services Inc.	Toronto, Ontario	Automotive Finance Entity	1,350
TD Group US Holdings LLC	Wilmington, Delaware	Holding Company	68,903
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York	Holding Company
TD Prime Services LLC	New York, New York	Securities Dealer
TD Securities (USA) LLC	New York, New York	Securities Dealer
Toronto Dominion (Texas) LLC	New York, New York	Financial Services Entity
Toronto Dominion (New York) LLC	New York, New York	Financial Services Entity
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York	Small Business Investment Company
Toronto Dominion Investments, Inc.	New York, New York	Merchant Banking and Investments
TD Bank US Holding Company	Cherry Hill, New Jersey	Holding Company
Epoch Investment Partners, Inc.	New York, New York	Investment Counselling and Portfolio Management
TDAM USA Inc.	New York, New York	Investment Counselling and Portfolio Management
TD Bank USA, National Association	Cherry Hill, New Jersey	U.S. National Bank
TD Bank, National Association	Cherry Hill, New Jersey	U.S. National Bank
TD Auto Finance LLC	Farmington Hills, Michigan	Automotive Finance Entity
TD Equipment Finance, Inc.	Cherry Hill, New Jersey	Financial Services Entity
TD Private Client Wealth LLC	New York, New York	Broker-dealer and Registered Investment Advisor
TD Wealth Management Services Inc.	Cherry Hill, New Jersey	Insurance Agency
TD Luxembourg International Holdings	Luxembourg, Luxembourg	Holding Company
TD Ameritrade Holding Corporation[4]	Omaha, Nebraska	Securities Dealer
TD Investment Services Inc.	Toronto, Ontario	Mutual Fund Dealer	26
TD Life Insurance Company	Toronto, Ontario	Insurance Company	70
TD Mortgage Corporation	Toronto, Ontario	Deposit-Taking Entity	9,201
TD Pacific Mortgage Corporation	Vancouver, British Columbia	Deposit-Taking Entity
The Canada Trust Company	Toronto, Ontario	Trust, Loans, and Deposit-Taking Entity
TD Securities Inc.	Toronto, Ontario	Investment Dealer and Broker	2,191
TD Vermillion Holdings Limited	Toronto, Ontario	Holding Company	21,520
TD Financial International Ltd.	Hamilton, Bermuda	Holding Company
TD Reinsurance (Barbados) Inc.	St. James, Barbados	Reinsurance Company
Toronto Dominion International Inc.	St. James, Barbados	Intragroup Lending Company
TD Waterhouse Canada Inc.	Toronto, Ontario	Investment Dealer	2,799
International
TD Bank N.V.	Amsterdam, The Netherlands	Dutch Bank	434
TD Ireland Unlimited Company	Dublin, Ireland	Holding Company	319
TD Global Finance Unlimited Company	Dublin, Ireland	Securities Dealer
TD Securities (Japan) Co. Ltd.	Tokyo, Japan	Securities Dealer	9
Toronto Dominion Australia Limited	Sydney, Australia	Securities Dealer	99
Toronto Dominion Investments B.V.	London, England	Holding Company	1,078
TD Bank Europe Limited	London, England	UK Bank
Toronto Dominion Holdings (U.K.) Limited	London, England	Holding Company
TD Securities Limited	London, England	Securities Dealer
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	Financial Institution	817

[1]

Unless otherwise noted, The Toronto-Dominion Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed.

[2]

Each subsidiary is incorporated or organized in the country in which its head or principal office is located, with the exception of Toronto Dominion Investments B.V., a company incorporated in The Netherlands, but with its principal office in the United Kingdom.

[3]

Carrying amounts are prepared for purposes of meeting the disclosure requirements of Section 308 (3)(a)(ii) of the Bank Act. Intercompany transactions may be included herein which are eliminated for consolidated financial reporting purposes. Certain amounts have been adjusted to conform with the presentation adopted in the current period.

[4]

As at October 31, 2018, the Bank's reported investment in TD Ameritrade Holding Corporation was 41.61% (October 31, 2017 – 41.27%) of the outstanding shares of TD Ameritrade Holding Corporation. TD Luxembourg International Holdings and its ownership of TD Ameritrade Holding Corporation is included given the significance of the Bank's investment in TD Ameritrade Holding Corporation.

SUBSIDIARIES WITH RESTRICTIONS TO TRANSFER FUNDS

Certain of the Bank's subsidiaries have regulatory requirements to fulfill, in accordance with applicable law, in order to transfer funds, including paying dividends to, repaying loans to, or redeeming subordinated debentures issued to, the Bank. These customary requirements include, but are not limited to:

•	Local regulatory capital and/or surplus adequacy requirements;
•	Basel requirements under Pillar 1 and Pillar 2;
•	Local regulatory approval requirements; and
•	Local corporate and/or securities laws.

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As at October 31, 2018, the net assets of subsidiaries subject to regulatory or capital adequacy requirements was $79.8 billion (October 31, 2017 – $77.2 billion), before intercompany eliminations.

In addition to regulatory requirements outlined above, the Bank may be subject to significant restrictions on its ability to use the assets or settle the liabilities of members of its group. Key contractual restrictions may arise from the provision of collateral to third parties in the normal course of business, for example through secured financing transactions; assets securitized which are not subsequently available for transfer by the Bank; and assets transferred into other consolidated and unconsolidated structured entities. The impact of these restrictions has been disclosed in Notes 9 and 27.

Aside from non-controlling interests disclosed in Note 21, there were no significant restrictions on the ability of the Bank to access or use the assets or settle the liabilities of subsidiaries within the group as a result of protective rights of non-controlling interests.

NOTE 35:  SIGNIFICANT AND SUBSEQUENT EVENTS, AND PENDING ACQUISITIONS

Acquisition of Greystone Managed Investments Inc.

On November 1, 2018, the Bank acquired 100% of the outstanding equity of Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (Greystone) for consideration of $817 million, of which $475 million was paid in cash and $342 million was paid in the Bank's common shares. The value of 4.7 million common shares issued as consideration was based on the volume weighted-average market price of the Bank's common shares over the 10 trading day period immediately preceding the fifth business day prior to the acquisition date and was recorded based on market price at close. Common shares of $167 million issued to employee shareholders in respect of the purchase price will be held in escrow for two years post-acquisition, subject to their continued employment, and will be recorded as a compensation expense over the two-year escrow period.

The acquisition is accounted for as a business combination under the purchase method. As at November 1, 2018, the acquisition contributed $169 million of assets and $55 million of liabilities. The excess of accounting consideration over the fair value of the identifiable net assets is allocated to customer relationship intangibles of $140 million, deferred tax liability of $37 million and goodwill of $433 million. Goodwill is not deductible for tax purposes. The results of the acquisition will be consolidated from the acquisition date and reported in the Canadian Retail segment. The purchase price allocation is subject to refinement and may be adjusted to reflect new information about facts and circumstances that existed at the acquisition date during the measurement period.

Agreement for Air Canada Credit Card Loyalty Program

On November 26, 2018, the Bank finalized a long-term loyalty program agreement (the ''Loyalty Agreement'') with Air Canada. Under the terms of the Loyalty Agreement, the Bank will become the primary credit card issuer for Air Canada’s new loyalty program when it launches in 2020 through to 2030. The Loyalty Agreement was finalized in conjunction with Air Canada entering into a definitive share purchase agreement with Aimia Inc. (''Aimia'') for the acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the ''Transaction''), for an aggregate purchase price of $450 million in cash and the assumption of approximately $1.9 billion of Aeroplan Miles liability. The closing of the Transaction is subject to the satisfaction of certain conditions, including receipt of Aimia shareholder approval and customary regulatory approvals. The Loyalty Agreement will become effective upon the closing of the Transaction and TD Aeroplan cardholders will become members of Air Canada’s new loyalty program and their miles will be transitioned when Air Canada’s new loyalty program launches in 2020.

If the proposed Transaction is completed, the Bank will pay $622 million plus applicable sales tax to Air Canada, of which $547 million ($446 million after sales and income taxes) will be recognized as an expense during the first quarter of 2019 to be reported in the Canadian Retail segment, and $75 million will be recognized as an intangible asset amortized over the Loyalty Agreement term. In addition, the Bank will prepay $308 million plus applicable sales tax for the future purchase of loyalty points over a ten year period. The Bank also expects to incur additional pre-tax costs of approximately $100 million over two years to build the functionality required to facilitate the new program.

Normal Course Issuer Bid

As approved by the Board on November 28, 2018, the Bank announced its intention to amend its normal course issuer bid (NCIB) for up to an additional 20 million of its common shares, subject to the approval of OSFI and the TSX. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

Redemption of TD CaTS III Securities

On November 26, 2018, TD Capital Trust III announced its intention to redeem all of the outstanding TD Capital Trust III Securities – Series 2008 (TD CaTS III) on December 31, 2018, at a redemption price per TD CaTS III of $1,000, plus the unpaid distribution payable on the redemption date of December 31, 2018.

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